Follow-Up Materials



06014716

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Severn Trent

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 28 2006
THOMSON
FINANCIAL

FILE NO. 82- 2819 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/28/06

Annual Report and Accounts 2006

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

82-2819



Contents

Financial highlights

Group turnover

up 13.9% to

£2,295.0m

2005: £2,014.4m

Group profit before tax

up 18.0% to

£270.0m

2005: £228.8m

Group profit*

up 39.5% to

£322.4m

2005: £231.1m

* before tax, exceptional items and IAS 39 fair value adjustments (see income statement)

Earnings per share*

up 37.6% to

77.2p

2005: 56.1p

* from continuing operations before exceptional items, IAS 39 fair value adjustments and deferred tax (see note 13)

> Encouraging group results
> New strategy
> Dividend raised
> Intention to return capital

Final dividend

31.97p

Total for the year 51.13p

Total shareholder return



Value (£)
220
200
180
160
140
120
100
80
60
40
20
0
31-03-01
31-03-02
31-03-03
31-03-04
31-03-05
31-03-06
Severn Trent Plc
FTSE 100 Index

This graph shows the value, at 31 March 2006, of £100 invested in Severn Trent on 31 March 2001 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

Group

Turnover

£2,295.0m

16,312 employees

Severn Trent is a leading FTSE 100 water group, with revenues of £2.3 billion.

We intend to create value through a strategy that will focus on water. We intend to demerge Biffa by the end of October, increase gearing and return capital to shareholders. By concentrating our efforts on raising standards, customers will receive the benefits of reliable, high quality and cost effective services for clean water and sewerage.

You can find out more about Severn Trent Plc and the businesses within our group at www.severntrent.com

Water and Sewerage

Turnover

£1,150.9m

48.8%

of group turnover*

5,188 employees



Severn Trent Water provides water and sewerage services to around 3.7 million household and business properties in England and Wales.

Key strengths

> Strong and sustained track record in Ofwat efficiency and performance assessments
> Drinking and wastewater quality consistently above average
> Leadership role in its sector and region on climate change adaptation
> Excellent record in biodiversity, community investment, and education.

For further information please visit www.stwater.co.uk

Waste Management

Turnover

£712.3m

30.2%

of group turnover*

5,552 employees


Biffa
0800 601 601
www.biffa.co.uk

Biffa is one of the largest integrated waste management companies in the UK. It provides collection, recycling, landfill and hazardous waste services to commercial, industrial and local authority customers.

Key strengths

> Competitive advantage in commercial and industrial collections
> Modern, specialist fleet with high levels of fuel and operational efficiency
> 35 landfill sites throughout the UK, all with ISO14001 certification
> Excellent special waste capabilities covering hazardous and non-hazardous waste.

For further information please visit www.biffa.co.uk

Laboratories

Turnover

£167.0m

7.1%

of group turnover*

2,797 employees



Severn Trent Laboratories provides environmental testing services in the UK and the US. From service centres and laboratories across the US and UK, it serves a client portfolio of blue-chip companies.

Key strengths

> Market leaders in the US and UK, with strong brand recognition
> Reputation for technical excellence and responsive customer service
> Record of innovation and being at the forefront of new markets, such as vapour intrusion
> Good progress on major IT projects which will further improve customer service and help us exploit scale.

For further information please visit www.stl-inc.com www.stl-ltd.co.uk

Water Purification and Operating Services

Turnover

£267.8m

11.4%

of group turnover*

2,425 employees



Water Purification and Operating Services is one of the world's largest water and wastewater treatment companies. Its operational efficiency and investment in technology and product development have delivered an excellent track record of organic growth.

Key strengths

> Strong market position and brand recognition
> Strategy of focusing on high margin business opportunities
> Continually expanding product and technology base
> Emphasis on cost control and operational efficiency
> Strong product and technology base in growing markets such as arsenic removal and global metering products.

For further information please visit www.severntrentservices.com www.stwaterinternational.com

* before elimination of intra-group sales



Sir John Egan
Chairman

We have unveiled a new comprehensive strategy for the Severn Trent group of companies which will have at its heart a focus on water.

Our UK integrated waste management business, Biffa, is to be demerged from the Severn Trent group of companies, subject to shareholder approval.

The board of Severn Trent Plc firmly believes that the creation of two separate listed companies, Severn Trent Plc and Biffa Plc, each with dedicated boards and experienced management teams focused on continued strategic and operational development with access to their own capital, will deliver greater benefits to shareholders, customers and employees.

Following the proposed demerger Severn Trent Plc is expected to remain the UK's second largest listed water company and a constituent of the FTSE 100, continuing to focus on delivering investment programmes, improving efficiencies and customer service levels.

Our strategy also means that Severn Trent Laboratories US is no longer considered a core activity so we shall look to improve its business performance while we consider how to best realise its value for shareholders. Severn Trent Laboratories UK will remain in the group as it plays an important role working with Severn Trent Water.

Our Water Purification and Operating Services business, while a small proportion of the group, is profitable and growing and has synergy with our water business so will be allowed to develop under close management and tight budgetary control.

Our new strategy also allows us to become more financially efficient by increasing our debt to regulated capital value ratio to 60% by 2010, the start of the next regulatory review period.

We also expect to return cash to shareholders, the amount and timing of which is still to be determined.

Our Chief Executive, Colin Matthews, outlines in the next two pages the reasons behind our new strategy.

Group results
Overall, the Severn Trent group has delivered an encouraging performance in 2005/06, with group profit from continuing operations before tax, IAS 39 fair value adjustments and exceptional items at £322.4 million, an increase of 39.5% and group profit from continuing operations before tax was £270.0 million (£228.8 million), an increase of 18%.

The board is proposing a final dividend of 31.97 pence (30.30 pence) to be paid on 2 August 2006. This would give a total dividend for the year of 51.13 pence, an increase of 5.4%.

Corporate responsibility
Our ambition is to make Severn Trent the best water company in the UK and restore the trust of our customers and Ofwat. We are determined that the unacceptable mistakes of 2000-2004, however caused, will not be repeated.

We have accepted the conclusions of Ofwat's interim report concerning allegations of false reporting made against Severn Trent Water in 2004.

Ofwat's interim report found that we had overcharged our customers during 2004/05 and had set prices too high for 2005/10.

Our internal investigations and Ofwat's investigations have been thorough and lengthy, requiring complex judgements. Our judgements have not been identical to Ofwat's in every aspect, but in the interests of making amends as soon as possible, we concluded it was sensible to proceed by agreement, and have apologised unreservedly.

Having considered Ofwat's findings, we agreed that customer accounts should be credited as soon as possible and bills altered appropriately in subsequent years.

As the Ofwat report acknowledges, the board of Severn Trent Plc and the new senior management team started in 2004 to make major changes to organisation structure, to people and to processes and controls. The intense drive to improve Severn Trent Water will continue to be a top priority for its new Managing Director, Tony Wray, and his management team as well as for myself, Colin Matthews and the rest of the Severn Trent Plc board.

As a result of a referral by Ofwat, the Serious Fraud Office is undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water between 2000 and 2003 concerning leakage. Severn Trent is supporting Ofwat in its review of these allegations and will co-operate fully with the Serious Fraud Office.

We acknowledge that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the Serious Fraud Office investigation into leakage.

The board has also provided Ofwat with an interim report into the misreporting of customer relations data over several years.

We will co-operate fully with Ofwat to restore confidence in Severn Trent Water going forward.

We have taken, and will continue to take, all actions we think appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout all group companies.

Board, management and staff

John McAdam, a non-executive director, stepped down from the board in September 2005 after five years of valued service for which I thank him.

Derek Osborn, a non-executive director, retired from the board in March 2006, after seven years of valuable contributions, particularly concerning environmental issues and I wish him well.

Martin Flower, senior independent non-executive director and Deputy Chairman, stood down from the board in June after ten years' service. I am extremely grateful for his support, particularly in ensuring continuity on the board and support for our new management team.

Mark Wilson, Group Finance Director, stood down from the board in December 2005 after ten years at the heart of three regulatory reviews. I am grateful to Mark for his contribution to the group's success.

Mark's successor as Group Finance Director, Mike McKeon, joined us in December 2005. Formerly Group Finance Director of Novar Plc, the building materials group, Mike worked with Rolls Royce Plc and has had extensive international business experience for CarnaudMetalbox, Elf Atochem and Price Waterhouse.

We also welcomed two new non-executive directors, Richard Davey and Bernard Bulkin, from January 2006.

Richard, a former Head of Investment Banking for NM Rothschild & Sons, is a non-executive director of Yorkshire Building Society and Amlin Plc. He was appointed senior independent non-executive director and chairman of the Remuneration Committee with effect from 11 June 2006.

Bernard is chairman of AEA Technology Plc and is a Commissioner on the UK Sustainable Development Commission. He retired from BP Plc as Chief Scientist in 2003.

Fiona Smith joined as General Counsel and Company Secretary in February 2006, having been General Counsel for Transport for London and previously the National Grid Group. She replaced Peter Davies who retired with our best wishes.

We again carried out rigorous board effectiveness reviews with the help of independent consultants, which have generated a number of actions to secure improvements to board performance.

I would also thank our dedicated and hard working staff whose commitment during a particularly intense year has ensured we continue to achieve our business objectives.

Outlook

Our objective over the next four years is to ensure customers in our water businesses get the benefits of high quality and cost effective services while ensuring investors receive an appropriate return.

We believe that the newly focused water group will be able to pay a progressive dividend as a consequence.

Our dividend policy will therefore be to increase dividends by 3% above RPI inflation until 2010.



Colin Matthews
Group Chief Executive

Strategic overview
When I took over as Group Chief Executive in February 2005 I said I would concentrate on operational improvements for all our businesses, but particularly Severn Trent Water and Biffa as they account for some 96% of group profit.

Since then my new team and I have undertaken the most detailed examination of all aspects of our activities to understand the business drivers so we can be certain of the foundations of our future direction.

Focus on water
Severn Trent Water is one of the country's largest water and sewerage companies. The company has great experience and strengths, along with important plans for improvement. By concentrating our efforts on raising standards across the entire business, customers will receive the benefits of reliable, high quality and cost effective services for clean water and sewerage.

In addition these strategic changes, particularly the demerger of Biffa, will support a more efficient balance sheet allowing a return of capital to shareholders. We intend to increase group debt to 60% of regulated capital value as soon as practicable after the demerger. The amount, mechanism and timing of any returns will be communicated in due course and will depend on future decisions around the debt structure of the demerged Biffa, pension fund contributions and final costs of the demerger.

Moreover, these improvements should lead to strong financial returns. We believe the group will be able to deliver enhanced growth in dividends, and our new policy will therefore be to increase dividends by 3% above RPI inflation through the remainder of the current AMP4 period, that is until 2010.

Biffa
The most significant transaction required to achieve this group transformation is the demerger of Biffa, which was separately announced on 4 April 2006. Biffa is itself a leading business in an attractive market, and we believe that greater shareholder value will be realised by the creation of a separately listed company, focusing all its attention on developing the waste management business.

In 2005/06, organic growth within Biffa has been re-ignited and we believe the prospects for the business are strong. We have recently announced Bob Davies as the new chairman for Biffa and we expect the demerger to be completed by the end of October 2006. We will provide further details in due course.

Other businesses
US Laboratories is no longer regarded as being a core business for the future. US Laboratories is a strong, market leading company engaged in environmental testing. The long term prospects for market growth are good, although the last 2 years have been challenging. We are confident that the firm actions already in hand will lead to a recovery in margins, and as we see these results being achieved we will consider the appropriate actions to realise shareholder value.

The group announced on 12 May that Biffa Belgium has been sold to Veolia for €45 million. Completion of this sale is expected by the end of June and is subject to Belgian competition clearance.

Certain other smaller activities have either already been closed to new business (Haswell), sold (Aseriti) or are being prepared for sale (Severn Trent Property).

Being closely associated with water, UK Laboratories and Water Purification and Operating Services will remain part of the group. Together these business account for some 3% of group profit.

Severn Trent post demerger
After the demerger Severn Trent will be a focused water group, generating more than 95% of group profits, compared with less than 80% today.

It will be the second largest listed UK player in the water industry whose investment profile will generate expectations of growth and attractive returns.

Severn Trent management will be able to focus on the regulated water and sewerage business.

There will still be other businesses in the group which do have synergies with our core water operations.

We shall keep Severn Trent Laboratories UK. There are few competitors capable of supplying Severn Trent Water with the necessary high quality testing service so it is felt appropriate to retain the business.

Our Water Purification and Operating Services business, which includes a UK contract for managing Ministry of Defence sites, is profitable, growing and improving, and has significant synergy with the water business and, as it is relatively small, it will not distract management from a focus on water.

The creation of a new strategy will allow us to increase our gearing to a more financially efficient level while still remaining prudent with an eye on regulatory developments into the next AMP period in 2010 and beyond.

Health and safety
I deeply regret to report two fatalities; a Biffa contractor was hit by a Biffa vehicle and a Biffa employee was struck by a car. Biffa management has implemented the most rigorous investigation across all its operations as a result, with an independent audit, and has made significant changes to reduce the possibility of such incidents happening again.

Overall the Severn Trent group reported a 27.5% reduction in the RIDDOR reportable incident rate per 1,000 employees.

Not only is safety important in its own right but it is also important as a broad indication of quality across the group. We will continue to concentrate heavily on improving our safety performance.

Water and Sewerage
In 2005/06 Severn Trent Water began the first year of the AMP4 contract, which covers the period 2005-10. Ofwat has set us exacting efficiency targets for this period, and during the year we began to implement the organisational changes necessary to achieve them.

Progress was good. We reduced employee numbers; removed management layers in order to improve information flow; reviewed and consolidated office accommodation in order to control overheads; and began a programme to streamline our procurement process.

We aimed to meet the Ofwat determination overall, getting our costs down to the Ofwat profile in two years. Excluding energy costs we have done rather better than that. However, the current outlook for energy has more than offset that advantage. We will be striving to get back in line with the Ofwat profile.

Capital expenditure is more positive. Capex and infrastructure renewals amounted to £434 million. Adjusting for changes agreed with Ofwat, and timing differences, we have generated approximately 6% efficiency over and above the determination. We plan to maintain similar out-performance over the rest of AMP4.

Waste Management
Biffa worked in 2005/06 on a major review of how the UK waste market is developing and Biffa's position within it, as part of the demerger preparation. We have a competitive advantage in the industrial and commercial collection market, a good position in landfill, and excellent special waste capabilities through our treatment centres. Biffa has the potential to develop recycling revenues significantly.

Biffa enjoys a leading position in a dynamic market place. I suggested a target of 8% for renewed organic growth six months ago, I am pleased that the result, 11%, comfortably beats that.

Biffa has a sustainable strong position within the waste industry. We shall use our scale in Collection to deliver improving service and efficiencies. We can develop recycling opportunities as the market evolves while carefully managing our pricing and capacity in Landfill.

Having spent more time in Biffa than when I first reported last year, I am convinced that there is a great opportunity to bring about the same 'process improvement' revolution that worked through factory environments over recent decades and is now revolutionising service industries.

Laboratories
Severn Trent Laboratories provides environmental testing services in the US and the UK. In the US, market conditions were challenging in 2005/06. Federal funding for environmental projects continued to be impacted by the diversion of funds to military activities in Iraq and to hurricane relief.

In the UK, market conditions were more favourable, with legislation like the Landfill Directive creating new business opportunities.

Water Purification and Operating Services
The business produced good results in 2005/06, increasing turnover and profits. We maintained our strategy of concentrating on higher margin business and growth markets.

Environment
I am pleased that the group's climate change programme has continued to develop over the last 12 months. We have continued to expand renewable energy generation within both Severn Trent Water and Biffa and in July 2005, working with the Carbon Trust, we published a Carbon Management Report which investigated the long term challenges and opportunities that climate change presents for the UK water and waste industries.

Outlook
Performance at Severn Trent Water has been good in the first year of AMP4, with operating costs reduced to within £4 million of the Ofwat determination. The outlook for the coming year is for continuing progress in meeting and improving on the AMP4 contract for operating costs across most areas of performance, with an additional £5 million to £10 million of savings identified. However, the industry faces a significant challenge with rising energy prices. At present, the outlook for energy prices in 2006/07 mean that increased costs in this area are expected to impact Severn Trent Water by around £25 million. In relation to capital expenditure, we aim to maintain around 6% efficiency out performance over the remaining AMP4 period.

Focus

2005/06 was the first year of the AMP4 contract. We began work to deliver our five year £2.6 billion capital investment programme, to maintain and improve water supply and quality, sewage treatment and to meet our other regulatory targets for 2005-10.



Laying the groundwork to improve efficiencies and make investments necessary to achieve ambitious targets

Highlights

- Turnover up 13.4% to £1,150.9 million
- We implemented organisational changes that will cut overheads and increase efficiency
- We appeared in the top category in the DWI's water quality tables for the eighth successive year

Outlook

After good progress on the first year of the AMP4 programme, we are on track to meet our regulatory obligations for 2005-10. The organisational changes, cost controls and improved procurement procedures we introduced during 2005/06 will help us deliver those obligations and achieve our targets.


Biffa

Strength and scale to take advantage of emerging opportunities in a growing marketplace

Focus

Biffa undertook a major review of the UK market and its market position in 2005/06. This confirmed its strengths in commercial/industrial collection, landfill, and special waste treatment. It also showed good scope for developing recycling revenues.


Biffa

0800 601 601
www.biffa.co.uk

Highlights

- Turnover up 13.2% to £712.3 million
- New national accounts in Collection with well known brands and chains
- Rising unit revenues in Landfill
- Increased renewable energy generation capacity

Outlook

Severn Trent Plc announced its intention to demerge Biffa in 2006. A dedicated board and access to its own capital will provide Biffa with a strong platform for maintaining its record of solid organic growth and serving customers.



Developing a competitive edge and improving standards for a challenging environment

Focus

Severn Trent Laboratories continued to focus on service standards, cost controls and operating efficiency in 2005/06 in the US and the UK. We also continued to seek out and maximise new opportunities and markets in environmental testing.

Highlights

- Turnover up 7.7% to £32.3 million in the UK business
- Strong activity in air testing in the US and contaminated soils testing in the UK
- New laboratory project in Ecuador and an acquisition in New Orleans in 2005/06



Outlook

Good market conditions in the UK look likely to continue, and we expect growth in some market sectors in the US. Severn Trent Laboratories' reputation for service and innovation should help it compete strongly in those areas.

Focus:

Both divisions of the Water Purification and Operating Services business have produced good results in 2005/06. Strong market position and brand recognition combined with an emphasis on cost control and operational efficiency puts the business at the forefront of emerging markets.

Delivering good results with a clear focus on higher margin business in growth markets



Highlights

> Turnover up 28.7% to £267.8 million
> Large contracts in the Middle East to supply domestic water meters
> 2005/06 was the first year of the 25 year, £1 billion PFI contract with the UK's Ministry of Defence

Outlook

There are good growth prospects across the Water Purification and Operating Services business. Positive market conditions are expected to continue and we believe we have the reputation, expertise and technology base to capitalise on those opportunities.



Tony Wray
Managing Director,
Severn Trent Water

Performance

	2006 £m	2005 £m	%
Turnover	1,150.9	1,015.1	13.4
Profit*	400.4	307.5	30.2

*Before interest, tax and exceptional items (see note 4)

Health and safety

23% improvement in RIDDOR* reportable injuries

2005/06	36
2004/05	47

*RIDDOR – Reporting of Injuries, Diseases and Dangerous Occurrences Regulations

Water quality

Overall compliance with drinking water quality 99.96%

2004/05	99.94%

Severn Trent Water met its financial targets for the year 2005/06. Turnover increased by 13.4% to £1,150.9 million. The allowed increase in charges for 2005/06, including inflation, was 15.2%.

In reviewing our prices, Ofwat takes account of:

> The need to maintain existing standards of our products and services
> Our levels of compliance with standards achieved over the last five years
> The need to secure our water resources in the event of prolonged dry weather conditions
> Areas of concern identified by customers as being of highest priority
> All new legislation affecting drinking water and environmental improvements
> The need to provide a reasonable return for our investors
> The affordability of our proposed plans

Profit before interest, tax and exceptional items was up 30.2% to £400.4 million. This was after a provision for £10.6 million, the expected cost relating to 2005/06 and prior years of the agreement made with Ofwat to credit each customer account during 2006/07, following the regulator's interim report of 7 March 2006.

Improving the efficiency of the business
In 2005/06 Severn Trent Water began the first year of the AMP4 contract, which covers the period 2005-10.

Ofwat has set us exacting efficiency targets for this period, and during the year we began to implement the organisational changes necessary to achieve them.

Progress was good. We reduced employee numbers; removed management layers in order to improve information flow; reviewed and consolidated office accommodation in order to control overheads; and began a programme to streamline our procurement processes. The last of those measures involves establishing long term relationships with a reduced number of suppliers, incentivising them to make continuous improvements, and standardising designs where possible.

We also carried out two major in-sourcing projects. At the end of 2004/05, Severn Trent Plc announced that the Haswell engineering consultancy business would cease bidding for external work, and engineers working on our AMP4 programme would be absorbed into Severn Trent Water. In addition, some 270 staff from Aseriti transferred to Severn Trent Water, bringing our IT systems activities in-house. In both cases, the transitions progressed smoothly, and we are seeing benefits from bringing engineering and IT expertise back into the business.

Working towards AMP4 targets
Our contract for 2005-10 includes a capital investment programme of approximately £2.6 billion. This includes:

> more than £400 million on maintaining water supplies
> £150 million on improving drinking water quality
> around £850 million on maintaining and improving river quality
> more than £350 million improving sewers and dealing with sewer flooding

Our focus in the first year was to implement the new procurement and supply chain processes that we will use in the programme, and to mobilise the 900 projects that we are due to manage. Net capital expenditure, excluding spending on infrastructure maintenance, was £305 million for the year.

The one area of the AMP4 contract where our 2005/06 results were disappointing was leakage. The dry summer of 2005 contributed to this performance, causing higher than average levels of burst pipes. Reported actual leakage has increased by approximately 17 Megalitres per day, 3% greater than 2004/05. We have now increased the resources dedicated to detection and reduction of leakage, and we believe that, by the end of the AMP4 period, we can reduce our leakage figures to below the target level set by Ofwat.

We own and operate over 1,000 sewage treatment works treating the wastewater from the equivalent of over 10 million people. The discharges from all except the very smallest of these works are the subject of stringent quality testing. During 2005/06 99.86% of those works complied with the important regulatory sanitary standards. This is, and has always been, at or close to the best level of compliance in the industry.

Serving our customers

Customers' views gathered in market research have been used extensively in the development of our strategy. This research has been in place for over a decade and includes regular tracking of customers' attitudes and opinions every six months.

Our customers tell us that their top priority is the safety and reliability of their drinking water. In July 2005, the Drinking Water Inspectorate's (DWI) league table on water quality again showed that Severn Trent Water is achieving a quality level above the industry average. This is the eighth successive year that we have appeared in the top category. The DWI also praised the accessibility of water quality information on Severn Trent Water's website.

Despite a dry summer, we maintained water supply to our customers across the whole of our region, and did not need to impose hosepipe bans. Water levels in our reservoirs were good at the year-end. We continued to promote water efficiency among domestic and business customers. Since evidence suggests that dry years are likely to become more frequent, our AMP4 programme includes measures to improve security of water supply, and to make sure that we have sufficient water resources to meet customers' future needs.

We also understand that customers feel that improvements to drainage, in order to prevent flooding of properties by our sewers, are important. Our commitment for the AMP4 period is to achieve a net reduction of 158 in the number of properties at risk of flooding from our sewers more than once in ten years. Our programme of works to permanently reduce the risk of internal and external flooding will benefit an estimated 1,300 properties.

In 2005/06 we continued to implement our new customer service technologies: the TARGET billing system and ICE (Improving Customer Experience). The roll-out of the systems coincided with the price rises introduced at the start of the AMP4 period, and this increased the levels of customer contacts and complaints we received. This proved challenging at times, but we did succeed in transferring all our customers to the new system and we are satisfied that it is serving them well.

In March 2006, the Ofwat interim report into allegations of false reporting found that we had overcharged our customers during 2004/05 and had set prices too high for 2005-10. Immediately following the report, we apologised unreservedly to all our customers. We have agreed with Ofwat a mechanism for rebating them, and we had already voluntarily proposed to raise prices by £7 million less than allowed under the 2006/07 price limits.

Ofwat measures the service that we provide to customers by a series of indicators known as DG2 to DG9. These cover: water supply pressure, interruptions and restrictions; sewer flooding problems; speed of response to three types of contact with customers; and the proportion of metered customers who receive a bill based on an actual meter reading. Further details, along with the levels of service for the water industry can be found in the Ofwat annual report on www.ofwat.gov.uk.

At the end of February 2006, we also began an investigation into misreporting of customer relations data to Ofwat. The data concerns the handling of customer billing queries and telephone contacts over several years. We have kept Ofwat fully informed on the progress of the investigation.

Corporate responsibility

There is a strong focus on corporate responsibility (CR) in Severn Trent Water, and the tangible results of this in 2005/06 included energy management and generation programmes; support for community and education projects; progress on our Biodiversity Action Plan; and improvements to our health and safety performance.

More details on Severn Trent Water's CR programme can be found in the corporate responsibility section of this report.

Outlook

In 2005/06 Severn Trent Water made a good start to AMP4. Although it is too early, after just one year of the five year period, to forecast our eventual performance on the contract, we are confident about our ability to control operating costs and deliver our five year capital programme. We believe we are on track to deliver the AMP programme and meet our regulatory obligations.

Severn Trent Water management have focused on improving quality of operations and strengthening and streamlining internal controls



Martin Bettington
Managing Director, Biffa

Performance

	2006 £m	2005 £m	%
Turnover	712.3	629.5	13.2
Profit*	89.2	78.9	13.1

*Before interest and tax

Power generation

Turnover up 32.2% to £18.9 million

Biffa had another year of good organic growth in 2005/06. Turnover in the UK was £712.3 million, up 13.2%.

In the UK, profit before interest, tax and exceptional items was 13.1% higher than 2004/05, at £89.2 million.

Collection

Biffa has one of the largest waste collection networks in the UK, with over 65 depots and more than 1,600 vehicles. We collect 3.5 million tonnes of waste each year from about 80,000 industrial and commercial customers and from over 1 million households, which include two fully integrated waste management contracts under the Private Finance Initiative with Isle of Wight and Leicester City Councils.

The industrial and commercial collection business grew strongly in 2005/06, and the division secured a number of new national accounts across various market sectors including retail, leisure and finance. New accounts included well known high-street names such as Sainsbury's, DSG International plc (Currys, PC World, The Link and Dixons) and Boots. Our ability to provide nationwide coverage and bespoke recycling services was instrumental in several of these contract wins.

There were new contract wins in the municipal sector too. Biffa won a recycling contract for 56,000 properties in Bridgend, Wales; and a three year contract with Vale of Glamorgan, covering the managing and processing of recyclable materials and servicing 'bring banks'. Biffa's contract with South Staffordshire was extended for a further six years.

Biffa worked with its local authority customers to help them meet their targets on value, efficiency and recycling. For example, in Burnley, Mole Valley, South Shropshire, South Staffordshire and Woking, this took the form of introducing alternative weekly and fortnightly collections incorporating green waste and dry waste collection services.

Gross turnover in the Collection division was £429.0 million, up 14.8%. Profit before interest and tax was £60.1 million, up 16.5%. Industrial and commercial margins remained firm, and absorbed cost increases arising from the Road Transport Directive, which came into force in 2005. This restricted the number of hours that drivers can work, and led us to renegotiate pay structures with our drivers.

Landfill

Government targets on diversion from landfill are reducing the amount of waste going to landfill, and landfill volumes were down 8.2% in 2005/06. However, unit revenues from landfill rose, with the result that turnover in the Landfill division was up 14.3% to £302.8 million. Profit before interest and tax was up 2.8% to £40.8 million.

The Landfill division continued to take advantage of new market opportunities in 2005/06. In 2004/05 Biffa formed a strategic alliance with Biogenie Site Remediation to remove and treat contaminated soil from brownfield construction sites. Following that alliance, we opened our first soil facility at Risley, Warrington in November 2005, and we plan to open two further facilities in the south-east of England. Initial tonnages at Risley were encouraging.
In addition, during 2005/06 Biffa's composting sites accepted approximately 47,000 tonnes of green waste.

Biffa won its first significant landfill contract in Northern Ireland in early 2006. The new Cottonmount II landfill site will receive over 700,000 tonnes of waste over an initial 29 month period from the Arc21 partnership, a group of 11 Northern Irish councils. We also won a four year disposal contract with Warwickshire County Council.

Special Waste
Biffa's Special Waste division provides a range of services and technologies for managing hazardous waste streams.

One of the biggest changes affecting the Special Waste division in 2005/06 was the entry into force of the EU Hazardous Waste Regulations in July 2005. As a result of the legislation, many companies had to register as hazardous waste producers for the first time, and our Special Waste division set up a helpline and registration service to assist them.

Turnover in Special Waste was up 5.1% in 2005/06, to £49.2 million. Profit before interest and tax was £1.9 million, up 18.8%.

Power Generation
Gross turnover from power generation was up 32.2% to £18.9 million and profit before interest and tax was up 47.1% to £7.5 million.

The division, which uses landfill gas to generate electricity, is a significant provider of renewable energy in the UK. During 2005/06 we added new power generation capacity at a number of sites, bringing total generation capacity up to 108MW, compared with 101MW at March 2005.

Belgium
On 12 May 2006 the group agreed to sell Biffa Belgium to Veolia for €45 million. The transaction is conditional upon clearance from the Belgian competition authorities and is expected to complete before the end of June 2006.

Biffa Belgium has been classified as a discontinued operation. Its turnover in 2005/06 was £58.4 million (£66.7 million) and its loss before interest and tax was £4.1 million (profit £3.3 million).

Corporate responsibility
I deeply regret to report two fatalities; a Biffa contractor was hit by a Biffa vehicle and in a separate incident a Biffa employee died after being struck by a car. We have implemented the most rigorous investigations and made significant changes to reduce the possibility of such incidents happening again.

An awareness of Biffa's duty towards the environment, our workforce and the communities around our sites is embedded in our operations and culture. Evidence of that awareness in 2005/06 included renewable energy generation activities; an energy efficiency programme in fleet; and community and education activities.

As in 2004/05, we have continued to run a company wide health and safety culture change programme, involving all employees. The importance of health and safety initiatives was recognised with the introduction this year of the Biffa health and safety awards scheme, which acknowledged employees' contributions to making their working environment a safer place. We have also improved communication of health and safety issues including the distribution of several new videos and DVDs covering alcohol and drugs misuse awareness, manual handling and employees talking about the effect an incident has made on their lives.

Several Biffa employees were also recognised through the group Health and Safety Champions Awards, with a Biffa employee winning the Overall Champion award. His idea for developing a simpler and safer operating technique has been applied across the business.

More details on Biffa's CR programme can be found in the corporate responsibility section of this report.

Outlook
At the end of the 2005/06 financial year, the board of Severn Trent Plc announced its intention to demerge Biffa in the UK by the end of 2006. This was based on the belief that the creation of a separately listed company, Biffa Plc, would deliver greater benefits to shareholders, customers and employees.

Biffa will continue to guide our customers through the requirements of new EU and UK legislation. As one of the UK's leading waste management businesses, we will also continue to benefit from scale and development opportunities.

During 2005/06 the business undertook a major review of how the UK waste market is developing and Biffa's position within it. The review indicated that we have a competitive advantage in the industrial and commercial collection market, a good position in landfill, and excellent special waste capabilities through our treatment centres. It also showed that Biffa can develop recycling revenues significantly.

Our strengths in collection, landfill and special waste are a strong basis for delivering our strategy of organic growth, both before and after the demerger.

Biffa is well positioned in the largest and most attractive market segments



Rachel Brydon Jannetta
President and CEO, STL

Significant progress on laboratory IT systems standardisation

Performance

	2006 £m	2005 £m	%
Turnover	167.0	162.6	2.7
Profit*	11.1	15.2	(27.0)

*Before interest and tax

In 2005/06, market conditions in the US were very difficult for Severn Trent Laboratories (STL). Federal funding for environmental projects was impacted by the continued rise in the federal deficit as well as the diversion of funds to military activities outside of the US, whilst the worst hurricane season on record took STL's environmental consulting clients away from their normal scope of work to engage in hurricane relief and repair efforts. These factors led to serious price erosion which impacted profit margins.

In the UK, market conditions were more favourable, exemplified by the Landfill Directive legislation which created new business opportunities.

Around 81% of Severn Trent Laboratories' turnover derives from the US, so the 2005/06 results were affected by the challenging market conditions described above. Turnover in the US increased by 1.6% to £134.7 million, and profit before interest and tax was down 43.3% to £5.9 million.

Market strategy
In the US STL continues to pursue a long term strategy centred around service excellence. Coupled with tight cost controls and continued operating efficiency improvements, STL will work to rebuild the margin shortfall. A programme of cost reductions took place in 2005/06 and this will benefit performance in 2006/07 and beyond.

STL continued to implement a new Information Management System in the US, which will bring all locations onto a single IT platform. This will help exploit STL's unmatched scale in the US market, further improve service by reducing project turn-around times, and improve the delivery of complex electronic data. The system has been rolled out to more than half of the US laboratories.

In 2005 STL set up a new laboratory for a major US client in Ecuador. This facility will enable STL to address local testing needs, and also gives STL the potential to expand activities in South America if suitable opportunities are identified.

US markets
Whilst the general market picture in the US is challenging, specific areas remain vibrant. There is strong activity in the air testing market, and, within that, there are good opportunities in vapour intrusion testing. There are also good growth prospects in sediment testing related to harbour/port clean-up and transportation infrastructure. In 2005/06 STL started work on a large $2.5 million sediment testing project on the New Orleans Harbour, and though work on this was interrupted by Hurricane Katrina, it is expected to resume in 2006/07.

The New Orleans Harbour project was not the only aspect of STL work affected by the severe hurricane season of 2005. STL has six laboratories within the hurricane belt of the southern US, and all experienced problems related to hurricane activity such as disruptions to power supply and reduced sample collection and delivery activity. However, following the experience of the previous year, STL had contingency plans in place, and these did help to address the impact of the hurricanes on STL business activities.

STL also decided to expand its base in New Orleans, by acquiring the business of Environmental Analytical Services Inc. This facility will enable STL to better support clients affected by last year's hurricanes in the gulf coast region.

In the UK market conditions were more favourable. Turnover was up by 7.7% to £32.3 million and profit before interest and tax was up 8.3% to £5.2 million. The UK business is strongly focused on the testing of samples from UK water clients including Severn Trent Water but STL also saw strong demand for contaminated soils testing, arising from the provisions of the Landfill Directive. STL created a dedicated Waste Acceptance Criteria laboratory at its site in the Midlands. This helps waste producers comply with the UK's Waste Acceptance Criteria, which also arise from the Landfill Directive.

Outlook
We do not expect any major increase in US federal environmental budgets in 2006/07, nor do we expect significant growth in sectors that are driven by regulation. However, we have positive expectations about continuing growth in certain segments of the market including air testing and vapour intrusion, as well as testing for sediments and endocrine disrupters. We also have positive expectations for continued growth in the sale of groundwater sampling equipment and remediation pumps through STL's US subsidiary QED Environmental Systems and expect strong market conditions in the UK soils testing market to continue.

Water Purification and Operating Services

Performance	2006 £m	2005 £m	%
Turnover	267.8	208.1	28.7
Profit*	12.0	8.9	34.8

*Before interest, tax and exceptional items (see note 4)

Water Purification and Operating Services' divisions both produced good results in 2005/06, increasing turnover and profits. Both divisions maintained their strategy of concentrating on higher margin business and growth markets.

Turnover in Water Purification and Operating Services was up by 28.7% to £267.8 million. Around 62% of that arose in the US. Profit before interest, tax and exceptional items increased to £12.0 million, a rise of 34.8%. The impact of exchange rates on the figures was immaterial.

Alongside the business concentration on achieving organic growth in 2005/06 was an intense focus on health and safety performance.

Water Purification
The Water Purification division's turnover rose by 14.7% in 2005/06 to £104.1 million. Profit before interest, tax and exceptional items was up 11.2%. These figures now include turnover and profit from the Metering Services business, formerly part of the Operating Services division.

Metering Services performed well in 2005/06. Two trends made a major contribution to this: in the UK we saw rising demand for domestic meter installation; and in the Middle East we won large contracts in Abu Dhabi and Qatar to supply our SmartMeter™ domestic meters.

Performance in the other businesses within the Water Purification division was slightly down on the previous year although they had some success, in particular the filtration and electro-chlorination business. Arsenic removal is a growing market for Severn Trent Services, and our partnership with Lanxess on SORB 33® arsenic removal technology and Bayoxide® E33 arsenic removal media gives us a strong market position. In 2005/06 we were delighted to have reached agreement on the extension of our partnership with Lanxess on arsenic removal in the industrial and municipal water sector for another five years. We expect to see further opportunities in arsenic removal, not just in our existing markets in the US and Europe, but in new markets like India.

In parts of the US, new regulations on ballast water will come into force in 2006/07, and there are good commercial opportunities ahead. In January 2006, Severn Trent De Nora's BalPure system was the first commercial product to be selected by the US Coast Guard and the US Environmental Protection Agency for validation at the Naval Research Laboratory Ballast Water Treatment Testing Facilities in Florida.

Operating Services
This division comprises our Contract Operations business, which carries out operating and maintenance contracts in the US; our Pipeline Services business; and Severn Trent Water International (STWI), which provides management and consultancy services in Europe and the developing world.

Turnover in this division was up 39.6% to £163.8 million. Profit before interest, tax and exceptional items was up 67.2%. These figures include Coast to Coast Water (C2C), the 25-year, £1 billion PFI contract with the UK Ministry of Defence, which commenced on 30 March 2005.

In the Contract Operations business in the US, we saw some significant contract wins and extensions. We also secured a three year contract in Jordan, in the Middle East, our first contract in the region.

Contract Operations continues to benefit from market conditions in the US, where tight fiscal constraints mean that states and municipalities are looking to outsourcing and public private partnership solutions for improving operational performance.

On 2 June 2006 we signed heads of terms to sell our interest in Aquafin NV to the Flemish Government for approximately £30 million. The sale is expected to be completed in July 2006.

Outlook
There are good growth prospects across all of Water Purification and Operating Services' businesses. The Water Purification market will continue to grow, both in the US and UK, and in the developing world. Our product technologies and strong brand recognition will help us compete vigorously in that market. We also plan to increase our direct presence in the global marketplace, expanding our sales and distribution channels.

In Operating Services, we expect the positive market conditions to continue. We have a strong position in the operating and maintenance contracts market, and we intend to capitalise on that position and grow our business further. We also expect to see good results coming from the Coast to Coast contract in the UK, which will grow in terms of both importance and size.



Len Graziano
President and CEO,
Water Purification
and Operating Services

The Water Purification market will continue to grow, both in the US and UK, and in the developing world

The group has continued to rationalise its other activities

Other Businesses' turnover was down 31.2% to £59.7 million (£86.8 million). They incurred a loss before interest, tax and exceptional items of £3.5 million (profit of £7.0 million). There were no significant property transactions contributing to profit in 2005/06. After exceptional restructuring costs of £3.1 million (£3.8 million) Other Businesses incurred a loss before interest and tax of £6.6 million (profit of £3.2 million).

Systems

The termination of external sales of the UK IT service business, which was announced in last year's preliminary announcement, was completed and this business is now refocused entirely to provide solutions to internal group companies. The group's remaining Systems businesses were sold to Logica in February 2006.

Property

During the year, Severn Trent Property sold its interest in the Tournament Fields office scheme at Warwick and the remaining land at the Direct 2, Oldbury, West Midlands, both realising an acceptable profit.

At Daventry International Rail Freight Terminal, where planning permission has been granted for a further 2 million sq ft, work continues on infrastructure design and costing. Marketing of the site will begin shortly, with the aim of securing substantial pre-lettings before construction work commences.

At Midpoint Park in Birmingham, a site of 90 acres owned by Severn Trent Water, a resolution to grant planning permission has been issued by Birmingham City Council. Formal consent should be issued shortly and initial infrastructure works will then commence.

Following a strategic review it has been decided that Severn Trent's Property business is a non-core business and a sale process has recently commenced.

Engineering Consultancy

The group's Engineering Consultancy business has ceased taking on new external business but will complete existing contracts. Its expertise has been transferred to Severn Trent Water to support that company's capital programme.

Insurance

Derwent Insurance, Severn Trent's captive insurer provides insurance cover to Severn Trent group companies.

Severn Trent Plc's corporate responsibility (CR) programme focuses on delivering environmental improvements, and making a positive difference to the social and economic welfare of our communities. The programme is steered by Severn Trent's Corporate Responsibility Committee, chaired by the Group Chief Executive. A set of detailed policies and targets defines how the group's CR vision and values are incorporated into our business activities. The vision, values and current targets are set out in detail on Severn Trent's website.

In 2005 Severn Trent was named as the utilities sector leader in the Dow Jones Sustainability World Index for the fifth consecutive year. The ranking acknowledges Severn Trent's sustainability leadership and our determination to deliver high-quality environmental services in a responsible manner.

The key performance indicators presented in the graphs and tables in this CR section have been independently verified by Acona as part of our CR verification programme.

Business ethics
Corporate responsibility starts with getting core business standards right. In this regard we faced a significant challenge in 2005 in the form of our own, and Ofwat's investigations, into allegations made against Severn Trent Water in 2004 of false reporting of regulated data. The investigations found evidence of a limited number of staff who became aware of wrong behaviour but did not raise any concerns, and we accept that this was partly due to weaknesses in Severn Trent Water's system of controls, culture and business ethics at that time.

With the arrival of the new management team at Severn Trent Water in 2004 and 2005, we have been strengthening internal processes, controls, ethics and culture. As a result of a comprehensive review of all Severn Trent Water's business activities we are undertaking a further investigation into misreporting of customer relations data to Ofwat.

The ongoing change programme within Severn Trent Water includes promoting a culture based on openness and evaluation of all aspects of performance, bad as well as good, where every member of staff practises proper business ethics. We have developed a new group policy on ethical behaviour at work, which includes mechanisms and safeguards for whistle blowing, to support the revised Code of Conduct.

We will continue our efforts to review and improve Severn Trent's culture and ethics in 2006/07 and beyond.

Environment
Severn Trent's greatest environmental impacts are related to climate change and resource management. In 2005/06 we continued to drive forward our responsible management of those impacts. Targets for each of these areas are detailed on our website.

The waste and water sectors are significant emitters of greenhouse gases. The majority of Severn Trent's greenhouse gas emissions, measured as carbon dioxide (CO_2) equivalent, arise from methane emissions from landfills, indirect emissions from purchased electricity and emissions from transport. Our work to control these includes improving landfill gas capture, a comprehensive review of energy efficiency within Severn Trent Water, and the introduction of biodiesel to Biffa's transport fleet. We reduce net emissions by generating renewable energy, and in 2005/06 we continued to expand generation capacity. At the end of March 2006, installed generating capacity at Biffa's sites was 108MW, compared to 101MW at March 2005. Severn Trent Water also increased its energy generation capacity, from 27MW at March 2005, to 28MW a year later.

Group renewable energy generation increased by 13.6%

2005/06	691,668 MWh
2004/05	608,779 MWh

Data is for sites under group control. 2004/05 data is restated.

Severn Trent aims to lead the policy debate on climate change in the waste and water industries. In 2005 we published the Carbon Management Report, describing the results of the carbon management study we undertook with the support of the Carbon Trust. The study developed a set of projections for our greenhouse gas emissions through to 2020, with the aim of improving our understanding of future emissions trends, and priority areas we need to address. We face a challenge to control emissions in the future due to the requirements of environmental legislation such as recycling targets and the Water Framework Directive. The full Carbon Management Report appears on our website.

In 2005/06 we subsequently worked on two further studies to improve our control of net emissions, again with the support of the Carbon Trust. The first looked at how Severn Trent might explore other renewables technologies in order to reduce net emissions, and this has fed into our business planning processes.

Severn Trent was named as the utilities sector leader in the Dow Jones Sustainability World Index for the fifth consecutive year



06
Member of
Dow Jones
Sustainability
Indexes


Key sources of greenhouse gas emissions (CO_2 equivalent)
Million tonnes CO_2e
2.0
1.5
1.0
0.5
0
-0.5
1.63 1.53
0.37 0.36
0.12 0.13
Offset by energy generation (group)
-0.26 -0.30
Methane from landfill (Biffa)
Electricity use (Severn Trent Water)
Transport (Biffa)
2004/2005
2005/2006


Proportion of waste recycled or recovered by Biffa was 12.2% in 2005/06
Million tonnes
10
8
6
4
2
0
8.77
8.05
1.13
1.12
Total waste Landfilled at Biffa's sites
Waste recycled or recovered by Biffa
2004/2005
2005/2006

The second investigated the potential greenhouse gas emissions and related energy cost implications of different technology choices for water and waste treatment. In analysing our long term investment choices in the context of greenhouse gas emissions, we aim to put climate change at the very heart of our business.

Adaptation is the other theme of Severn Trent's climate change programme. Severn Trent Water took a leading role in Sustainability West Midlands' Climate Change Partnership, helping the West Midlands to understand and adapt to the potential impacts arising from climate change. Biffa completed a series of adaptation workshops in 2005/06, assessing how climate change could affect key areas of the business.

Our work on resource management focuses on two principal elements: reducing our own consumption of natural resources and helping our customers manage resources, through activities like recycling.

Reducing leakage is an important part of both our own and our customers' management of resources. In our corporate responsibility report published later this year and following the June Return to Ofwat, we will provide a breakdown of demand and leakage for Severn Trent Water. We will also outline our work with domestic and industrial customers and our education programme to improve water conservation.

Biffa handled 1.12 million tonnes of solid waste for recycling and recovery, 12.2% of the total amount of solid waste directly disposed of. Developments in 2005/06 included extending commercial glass collections nationwide, and increasing composting activities.

Both Severn Trent Water and Biffa continued to expand their Biodiversity Action Plans in 2005/06.

Workplace
As described earlier, we devoted considerable management time to workplace ethics in 2005/06, working to entrench a culture of openness and honesty. Alongside that, we continued a rigorous programme to improve health and safety performance across the group. Tragically, the importance of health and safety was underlined by two fatalities; a Biffa contractor was hit by a Biffa vehicle and a Biffa employee was struck by a car. Biffa management has implemented the most rigorous investigation and made significant changes to reduce the possibility of such incidents happening again.

Among a wide range of measures implemented during 2005/06 were: restructuring the businesses' health and safety departments to align them more closely with divisional structures; introducing a health and safety multiplier in directors' performance bonuses; and launching group-wide 'Champion of Safety' awards.

Our strong focus on health and safety in 2004/05 and 2005/06 led to a great improvement in our performance in 2005/06. The RIDDOR reportable incident rate for the group as a whole was 17.3 per 1,000 employees, a reduction of 27.6% compared to the previous year.

Severn Trent believes that a diverse workforce is important to the success of the company. We regularly review our working practices to ensure equality of opportunity, and we promote the importance of good working relations based on fairness, equality and inclusiveness. We are aware that we must do more to improve our diversity performance over the coming months. Our work to achieve this includes: monitoring diversity profiles across the group; targeted recruitment initiatives; diversity awareness training for staff and managers; and benchmarking our policies and practices against best practice organisations.

Health and safety performance

27.6% reduction in RIDDOR reportable incident rate

	Per 1,000 employees
2005/06	17.3
2004/05	23.9

2004/05 data is restated.

Most group companies have their own intranets and magazines which form a major communication channel with their employees. Employee opinion surveys are used to provide feedback on a range of issues.

Group companies continue to maintain positive relationships with the recognised trade unions and with other elected representatives. The group's meeting of its European Consultative Council is an annual opportunity to promote dialogue with employee representatives and enhance their understanding of the issues facing our businesses in Europe.

Training is also essential to the continuing success of the group. We are continually expanding our staff development programmes and tools, which include learning resource centres, e-learning, audiovisual materials, and programmes with leading business schools such as Warwick and Aston.

We continued to encourage share ownership in 2005/06, and we offer a number of plans including a Save As You Earn Scheme, and a Share Incentive Plan.

Community

We maintained our commitment to community investment and community liaison in 2005/06. Our community investment programme continued to focus on three main areas: environmental education, the built environment, and the natural environment. We worked with nine partner charities: WaterAid, Birmingham Cares, Leicester Cares, Cromford Venture Centre, Bridlegate, Stonebridge City Farm, VSO, Crash-IT, and Ackers.

Biffa's landfill tax credit scheme, Biffaward, distributed almost £8.6 million in 2005/06 to over 200 individual projects. They included, for example, urban regeneration projects, a project to double the population of the brown hare, and a grant for the Roald Dahl Museum and Story Centre.

Education remained a priority of Severn Trent's community activities. Severn Trent Water continued the BeSmart initiative, which encourages school children to learn about water and the important role it plays in our lives. Biffa's interactive educational CD on waste won two prestigious communications awards.

Marketplace

Supply chain assessment has been the object of increasing public attention in recent years as companies seek to understand their responsibilities and improve performance within their sphere of influence. We intensified our focus on supply chain assessment after we expressed support for the UN Global Compact Principles in 2004.

Severn Trent agreed group supply chain assessment objectives and targets in May 2005, and these are published on our website. Later in the financial year, we conducted a comprehensive review of the different businesses' supply chain assessment processes. The review covered five areas of CR concern: environment, human rights, health and safety, bribery and corruption, and working with minority or small and medium-sized enterprises.

The review was completed in February 2006 and in 2006/07 we will use its findings to build on existing good practice within the group, and to identify priority areas for improvement in the individual businesses.

Severn Trent is sensitive to issues of affordability and the needs of vulnerable customers, especially given the price increases scheduled for 2005-10. One of the ways in which we provide for those customers is a substantial annual grant to the Severn Trent Trust Fund, an independent charity established in 1997 to help customers in genuine economic difficulty.

Each year around 8,000 people in Severn Trent Water's region apply for the Trust's help with paying water and other utility bills, and over 70% of those applicants receive financial assistance.

Full details of our CR programme can be found on our website www.severntrent.com



Michael McKeon
Group Finance Director

Group results

Financial highlights	2006	2005	% change
Turnover* (£m)	2,295	2,014	13.9
Profit* before interest and exceptionals (£m)	488	399	22.4
Profit* before interest (£m)	473	397	19.2
Profit* before tax, exceptionals and IAS 39 (£m)	322	231	39.5
Profit* before tax (£m)	270	229	18.0
Earnings* per share before exceptionals, IAS 39 and deferred tax (p)	77.2	56.1	37.6
Earnings per share (p)	63.9	45.7	39.8
Gearing (%)	60.9	61.0	
Final dividend (p)	31.97	30.30	5.5
Interim dividend (p)	19.16	18.21	5.2
Total dividend for the year (p)	51.13	48.51	5.4

*From continuing operations (see notes 4 and 13)

Group turnover from continuing operations was £2,295.0 million (£2,014.4 million), an increase of 13.9% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water; strong growth in Landfill and Collection at Biffa and the new Ministry of Defence contract in Operating Services, which were partially offset by the reduction in activity in the Other Businesses.

Group profit from continuing operations before interest, tax and exceptional items was up 22.4% to £488.2 million (£398.8 million). There was a net exceptional charge of £15.7 million (£2.3 million) – see below. Group profit from continuing operations before interest and tax was £472.5 million (£396.5 million).

After net interest charges of £167.9 million (£169.5 million) and share of results of associates and joint ventures of £2.1 million (£1.8 million), group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments was up 39.5% to £322.4 million (£231.1 million). Group profit from continuing operations before tax was £270.0 million (£228.8 million).

The total tax charge for the year was £42.7 million (£71.5 million) of which current tax represented £48.8 million (£33.8 million) and deferred tax was a credit of £6.0 million (charge of £29.4 million). Profit for the period from continuing operations was £227.3 million (£157.3 million).

Basic earnings per share from continuing operations were 65.2 pence (45.4 pence). Adjusted basic earnings per share (before exceptional items, IAS 39 fair value adjustments and deferred tax) were 77.2 pence (56.1 pence), an increase of 37.6%.

Biffa Belgium, the sale of which was announced on 12 May 2006 and was classified as a discontinued operation, incurred a loss of £4.3 million (profit of £0.8 million).

Exceptional items
There was an exceptional charge in the year of £15.7 million, which comprised:

> a charge of £7.9 million for restructuring costs, including £4.8 million in Water and Sewerage and £3.1 million in Other Businesses; and demerger and related costs of £7.8 million in Corporate;

In 2004/05 there was a net exceptional charge of £2.3 million which comprised:

> a charge of £10.4 million relating to restructuring costs in Water and Sewerage;
> a charge of £3.8 million, resulting from the closure of Systems' US CIS business and the termination of external sales from Systems' UK IT Services business and Engineering Consultancy;
> a £4.3 million credit from the disposal of Water Purification and Operating Services' investment in an associated company in Portugal; and
> a £7.6 million credit from the profit on sale of fixed assets in Water and Sewerage.

Taxation

The charge for current tax on continuing operations was £48.7 million (£37.9 million). The current tax charge has benefited from a release of £39.1 million charged in prior years following the agreement of the corporation tax computations for years up to and including 2002/03 (2004/05: release of £11.5 million). The effective rate of current tax calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 28.7% (21.0%). Tax Bulletin 53, which changes the tax treatment of deferred revenue expenditure in Severn Trent Water, increased the effective rate of tax by approximately 3.4% and permanent differences increased the effective rate by a further 6.4%. These impacts were partially offset by lump sum pension contributions which reduced the effective rate of current tax in the year by 4.5%.

Going forward we would expect the effective rate of tax for the current group structure to be in the range of 30% to 35%. The planned demerger of Biffa along with other announced changes will impact this expectation.

Cash flow

	2006 £m	2005 £m
Cash generated from operations	758.9	623.3
Net capital expenditure	(395.9)	(406.4)
Net interest paid	(180.1)	(151.1)
Tax paid	(68.3)	(36.5)
Other cash flows	(0.2)	2.5
Free cash flow	114.4	31.8
Dividends	(234.3)	(162.0)
Acquisitions and disposals	1.3	3.4
Financing	11.6	1.4
Change in net debt from cash flows	107.0	(125.4)

Cash generated from operations was £758.9 million (£623.3 million). Capital expenditure net of grants and proceeds of sales of fixed assets was £395.9 million (£406.4 million) including capital expenditure in Severn Trent Water of £305.3 million (£319.1 million). Interest paid increased to £180.1 million (£151.1 million) due to additional payments of interest on finance leases. Tax payments increased as a result of the higher underlying effective rate of tax.

The acceleration of dividend payments resulted in an additional dividend payment of £66.5 million in 2005/06.

Net debt at 31 March 2006 was £2,961.1 million (£2,894.6 million). Year end balance sheet gearing is 60.9% (61.0%), and the group net debt to RCV is 57.4% (57.7%). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 4.6 times (4.0 times) by profit before interest, tax, depreciation and exceptional items, and 2.9 times (2.4 times) by profit before interest tax and exceptionals.

Accounting policies

These are the first full year results that the group has reported under International Financial Reporting Standards (IFRS). The impacts of IFRS on the group's results and balance sheet were set out in a presentation on 19 September 2005, which is available on the group's website. The group has taken advantage of the exemption available in IAS 32 and IAS 39 not to restate comparative information for the impact of those standards. The opening reserves at 1 April 2005 have been restated to reflect the impact of adopting IAS 32 and IAS 39.

Pensions

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme, as at 31 March 2004.

On an IAS 19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes and the group's unfunded pension liabilities for senior staff was a deficit of £221.9 million as at 31 March 2006. This compares with a deficit of £317.5 million as at 31 March 2005. The reduction in the deficit arose because the increase in assets, from higher than expected investment returns and increased contributions, exceeded the increase in liabilities from a reduction in the discount rate. Total cash contributions to the schemes in the year was £105.2 million (£62.3 million). This included a payment of £44.4 million relating to the year 2006/07.

The key actuarial assumptions were:

	2006	2005
Discount rate	4.9%	5.5%
Inflation	2.7%	2.75%
Expected return on equities	8.0%	8.25%
Life expectancy at age 65* (years)		
Men	18.9	18.9
Women	21.8	21.8

*for future pensioners

Net of deferred tax, the estimated net deficit on an IAS 19 basis as at 31 March 2006 was approximately £155 million. On an IAS 19 basis, the funding level has improved from around 77% at 31 March 2005 to around 86% at 31 March 2006.

As at 31 March 2006 the group's defined benefit pension schemes had total assets of approximately £1,403 million, of which around 65% was invested in equities.

Further details of the group's pension position are contained in note 27 to the accounts.

Earnings per share and dividend

Earning per share from continuing operations, adjusted to exclude exceptional items, IAS 39 fair value adjustments and deferred tax, increased by 37.6% to 77.2p (56.1p). Basic earnings per share from continuing operations were 65.2p (45.4p).

An interim dividend of 19.16p (18.21p), up 5.2% was paid on 25 January 2006. The board is recommending the payment of a final dividend of 31.97p (30.30p) up 5.5% to make a total dividend of 51.13p (48.51p).

Treasury management

The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and, to a lesser extent, currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. The board determines matters of treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2006, interest rates for some 72% of the group's net debt of £2,961 million were so fixed, at a weighted average interest rate of 5.7% for a weighted average period of 14.6 years. This policy has been implemented by entering into a portfolio of long dated interest rate swaps that hedge the group's economic exposure to changes in interest rates. However, these swaps are not designated to particular liabilities and hence do not meet the criteria for hedge accounting under IAS 39.

Consequently the swaps are revalued at each balance sheet date and the change in fair value is taken to the income statement as a finance cost. In the year ended 31 March 2006 £36.7 million was charged to finance costs in respect of such fair value movements.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

The long term credit ratings of Severn Trent Plc and Severn Trent Water Limited are:

Long term credit ratings

	Severn Trent Water Limited	Severn Trent Plc
Moody's	A2	A3
Standard & Poor's	A	A–

Further details of the group's borrowings, investments and financial instruments are contained in note 19 to the accounts.

Exchange rates
Approximately 2% of the group's profit before interest, tax and exceptional items and 4% of its net operating assets are denominated in US dollars and approximately 0.5% of its profit before interest, tax, and exceptional items and 1% of its net operating assets are denominated in euros. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

Supplementary information
For supplementary information, including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).



Michael McKeon
Group Finance Director

Board of directors

Membership of board and operating committees is as detailed below.

Board committees

Audit Committee
- Smith (Chairman)
- Bulkin
- Cassoni
- Davey
- Smith (Secretary)

Remuneration Committee
- Flower (Chairman until 10 June 2006)
- Davey (Chairman from 11 June 2006)
- Cassoni
- Houston
- Smith (Secretary)

Nominations Committee
- Sir John Egan (Chairman)
- Bulkin (C)
- Cassoni
- Davey
- Flower (C)
- Houston
- Matthews
- Smith (C)
- Smith (Secretary)

[illegible] Core Members

Corporate Responsibility Committee
- Matthews (Chairman)
- Bettington
- Brydon Jannetta
- Bulkin
- Sir John Egan
- Gavan
- Graziano
- Smith
- Wray
- Smith (Secretary)

Operating committee

Executive Committee
- Matthews (Chairman)
- Bettington
- Brydon Jannetta
- Gavan
- Graziano
- McKeon
- Smith
- Smith (and Secretary)
- Tandon
- van den Arend Schmidt
- Wray

Senior independent non-executive director
- Flower (until 10 June 2006)
- Davey (from 11 June 2006)

Group General Counsel and Company Secretary
- Smith

Sir John Egan KBE MSc BEng (66)*
Sir John joined the board in October 2004 and became Chairman on 1 January 2005. He is a director of Warwick Castle Park Trust Ltd and was until recently Chairman of Inchcape plc and Harrison Lovegrove & Co Ltd. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He was Chief Executive of BAA plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986 and is a deputy lieutenant of the County of Warwickshire.

Colin Matthews MA CEng MBA (50)
Colin joined the board in October 2003, becoming Group Chief Executive on 1 February 2005. He is a Chartered Engineer and worked for the (American) General Electric Company and then for British Airways, first as Director of Engineering, then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. Colin was Group Managing Director of Transco from 2001 to 2002 and CEO of Hays Plc from 2002 to 2004.

Michael McKeon MA CA (49)
Michael joined the board on 13 December 2005 as Group Finance Director. Prior to that he was Group Finance Director of the buildings materials group Novar Plc. He worked for Rolls-Royce Plc from 1997 to 2000 in various senior roles including Finance Director of the Aerospace Group. Michael has extensive international business experience, having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. He is a member of the Institute of Chartered Accountants of Scotland.

Tony Wray BSc (Hons) (44)
Tony joined the board in March 2005. He is Managing Director of Severn Trent Water Ltd. Prior to that, he was Director of Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions before becoming Head of Asset Management. In 2000 Tony moved to Transco, first as Director of Asset Management, then as National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

Martin Bettington BSc MechEng MBA (53)
Martin joined the board in November 1994. He is the Managing Director of Biffa Plc, Severn Trent's waste management business. Martin was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

Rachel Brydon Jannetta FCCA (46)
Rachel joined the board in September 2004. She is President and CEO of Severn Trent's US and UK laboratories businesses. A Fellow of the Chartered Association of Certified Accountants, Rachel qualified as an accountant in 1984 with Gerber Landa and Gee, an accounting firm based in Glasgow. She then spent eight years in retail management, latterly with an Asda Plc group company, before joining Severn Trent in 1993 as Managing Director of its UK laboratories operation. She is also a director of WaterAid America, the US arm of the WaterAid charity.

Martin Flower BA (59)*
Martin joined the board in June 1996 and was appointed Deputy Chairman in July 2004. He is the senior independent non-executive director. He is also Chairman of Croda International Plc and has been a director of The Morgan Crucible Company Plc since December 2004. Martin retired as Chairman of Coats Ltd in May 2004 where he had previously been Group Chief Executive. Martin retires from the board on 10 June 2006.

John Smith FCCA Hon. FRIBA (48)*
John joined the board in November 2003. He is Chief Operating Officer of the BBC and Chief Executive of its trading arm, BBC Worldwide. He is also Vice President of the Royal Television Society. John has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and served for three years on the Accounting Standards Board until November 2004.

Marisa Cassoni BSc ACA (54)*
Marisa joined the board in September 2001. Until recently she was Group Finance Director of Royal Mail Group plc and on 26 June 2006 will be appointed Finance Director of the John Lewis Partnership. She is a non-executive director of GFI Group Inc, a company listed on the NASDAQ, and WSP Group Plc. Marisa is also a member of the CBI Economic Affairs Committee and a member of the Financial Reporting Council's Accounting Standards Board. She qualified as an accountant with Deloitte, Haskins & Sells, rising to Corporate Finance Manager. She moved to the Prudential Corporation and later became Group Finance Director at Britannic Assurance plc.

Martin Houston BSc MSc DIC (48)*
Martin joined the board in September 2003. He is Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business and a member of the Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He is a fellow of the Geological Society of London.

Richard Davey (57)*
Richard joined the board on 1 January 2006 and becomes senior independent non-executive director on 11 June 2006. He is a non-executive director of Yorkshire Building Society and Amlin Plc. He also served as a non-executive director of Freeserve Plc from 1999 to 2001 and of Scottish Widows Fund and Life Assurance Society from 1996 to 2000. The majority of Richard's executive career was spent in investment banking at N M Rothschild & Sons where he served in various roles including Head of Investment Banking. Prior to that he worked at various organisations including Merrill Lynch International Limited and Exco International Plc.

Bernard Bulkin BS PhD FRSC FRSA FIE (64)*
Bernard joined the board on 1 January 2006. He is Chairman of AEA Technology Plc and a non-executive director of Accelergy Corporation in California. He is also a venture partner at Vantage Point, an international venture capital firm. Bernard is a commissioner on the UK Sustainable Development Commission and a board member of the UK Centre for Economic and Environmental Development. He is also a member of the DTI Sustainable Energy Policy Advisory Board. In 2003 he retired as Chief Scientist at BP Plc where he had worked for eighteen years.

* Non-executive director














Left to right
Sir John Egan*
Colin Matthews
Michael McKeon

Tony Wray
Martin Bettington
Rachel Brydon Jannetta

Martin Flower*
John Smith*
Marisa Cassoni*

Martin Houston*
Richard Davey*
Bernard Bulkin*

* Non-executive director

The directors present their report, together with the audited financial statements of the group for the year ended 31 March 2006.

Principal activities
The principal activities of the group are the supply of water and sewerage services, waste management and the provision of environmental services.

Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2006 appear in notes 17, 18 and 40 to the financial statements on pages 76, 77 and 96.

Business review
The Chairman's statement, the Group Chief Executive's review, the Business focuses for the group's main businesses and the review of operations on pages 4 to 29 provide detailed information relating to the group and its strategy, the operation of its businesses, and the results and financial position for the year ended 31 March 2006.

Details of the principal risks and uncertainties facing the group are set out in the Corporate governance report on page 39.

Research and development
Expenditure on research and development including amounts capitalised as tangible fixed assets related to research and development, amounted to £5.4 million (2005: £5.3 million).

Treasury management
The disclosures required under the EU Fair Value Directive in relation to the use of financial instruments by the company are set out in note 19 (j) to the accounts on page 81.

Post balance sheet events
On 4 April 2006 the company announced its intention to de-merge Biffa, its UK integrated waste management business.

On 7 April 2006 the company announced it was giving Ofwat an interim report into misreporting of customer relations data by Severn Trent Water.

On 12 May 2006 the company announced it had agreed to sell Biffa Belgium to Veolia for €45 million.

On 2 June 2006 the group signed heads of terms to sell its interest in Aquafin NV to the Flemish Government for approximately £30 million.

Dividends
An interim dividend of 19.16 pence per ordinary share was paid on 25 January 2006. The directors recommend a final dividend of 31.97 pence per ordinary share to be paid on 2 August 2006 to shareholders on the register on 30 June 2006. This would bring the total dividend for 2005/06 to 51.13 pence per ordinary share (2005: 48.51p). The payment of the final dividend is subject to shareholder approval at the Annual General Meeting.

Directors and their interests
Details of changes to the board during the year and of the directors offering themselves for re-appointment at the Annual General Meeting are set out on page 35.

Details of directors' service contracts are set out in the Directors' remuneration report on page 46.

The interests of the directors in the shares of the company are shown on page 50.

Biographies of the directors currently serving on the board are set out on page 30.

Directors' responsibilities statement
The directors are responsible for preparing the financial statements. The directors have chosen to prepare the financial statements for the group in accordance with International Financial Reporting Standards (IFRS) and for the company in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of UK GAAP financial statements, the directors are required to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing the financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group will continue in business.

In the case of IFRS financial statements, International Accounting Standard 1 requires that the financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. Directors are also required to: properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's performance; and prepare the financial statements on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for ensuring that the company keeps proper accounting records which disclose, with reasonable accuracy, at any time, the financial position of the company. The directors are also responsible for: safeguarding the assets of the company and the group; taking reasonable steps for the prevention and detection of fraud and other irregularities; the preparation of the report of the directors and the directors' remuneration report which comply with the requirements of the Companies Act 1985; and ensuring the maintenance and integrity of the company's corporate website.

Directors indemnities
The company's Articles of Association provide that directors of the company shall be indemnified by the company against any costs incurred by them in carrying out their duties including defending any proceedings brought against them arising out of their positions as directors in which they are acquitted or judgement is given in their favour or relief from any liability is granted to them by the court.

Supplier payment policy
Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 40 to the financial statements on page 96.

Trade creditors for the group at the year-end are estimated as representing no greater than 30 days' purchases (2005: no greater than 30 days). Trade creditors for the company at the year-end are estimated as representing nil days' purchases (2005: 34 days).

Contributions for political and charitable purposes
Donations to charitable organisations during the year amounted to £487,422 (2005: £378,825). The company focuses on the development of long term partnerships with charities close to its major sites and which reflect the company's value of environmental leadership. The work focuses on environmental education, the preservation and enhancement of the natural environment or addressing social exclusion issues in the built environment. The company is also committed to supporting WaterAid, the UK's only major charity dedicated to providing safe domestic water and sanitation to the world's poorest people.

The company's policy is not to make any donations to political parties. However, the Political Parties Elections and Referendums Act 2000 (the relevant provisions of which are now contained in Part XA of the Companies Act 1985) requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2005 Annual General Meeting, shareholders gave the company authority to cover such expenditure. Pursuant to that authority, during the year ended 31 March 2006 the group incurred costs of £6,000 (2005: £2,500) as follows:

> Biffa Waste Services Limited paid a subscription fee of £1,000 to the Socialist Environment and Resources Association (SERA), an organisation which aims to promote sustainable environmental policies within the Labour movement and Labour Party to ensure sustainable development is central to the work of the government; and
> Biffa Waste Services Limited paid a subscription fee of £5,000 to the Fabian Society, a left of centre think tank, which is affiliated to the Labour Party but is editorially and organisationally independent.

As in previous years, resolutions to renew the authority will be proposed at this year's Annual General Meeting for the company and its principal subsidiaries.

Substantial shareholdings
As at 2 June 2006 the company had been notified of the following substantial shareholdings:

	Number of ordinary shares of 65 5/19p each	%
Legal & General Investment Management Limited	11,259,833	3.26
Barclays plc	10,762,602	3.10

Share capital

The company was given authority at its Annual General Meeting in 2005 to make market purchases of ordinary shares up to a maximum number of 34,749,599 shares. Similar authority will again be sought from shareholders at this year's Annual General Meeting. No market purchases were made by the company during the year ended 31 March 2006.

Details of movements in share capital are shown in note 29 to the financial statements on page 88.

Employees

The average number of employees within the group is shown in note 8 to the financial statements on page 68.

Details of arrangements relating to employee involvement are described in the Corporate responsibility report on page 25.

Auditors

In the case of each of the persons who are directors of the company at the date when this report was approved:

> so far as each of the directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the company's auditors are unaware; and

> each of the directors has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information (as defined) and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Deloitte & Touche LLP has indicated its willingness to continue as auditors, accordingly a resolution to reappoint them will be proposed at this year's Annual General Meeting.

The reappointment of Deloitte & Touche LLP has been approved by the Audit Committee, who will also be responsible for determining their audit fee on behalf of the directors.

Accounts of Severn Trent Water Limited

Regulatory accounts for Severn Trent Water Limited are prepared and sent to the Director General of Water Services. A copy of these accounts will be available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Going concern

The Board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 53 to 101 and 103 to 114 have been prepared on the going concern basis.

Annual General Meeting

The Annual General Meeting of the company will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.00am on Tuesday 25 July 2006. The notice convening the meeting, together with details of the business to be considered and explanatory notes for each resolution, is distributed separately to shareholders. It is also available on the company's website: www.severntrent.com

By order of the Board

Fiona Smith
Group General Counsel and Company Secretary
5 June 2006

Corporate governance report

Corporate governance
The company attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders.

Compliance statement
The report set out on pages 35 to 39 describes how the company has applied the principles of good corporate governance as set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the "Combined Code"). In respect of the year ended 31 March 2006, and the period up to the date of approving the accounts, the board considers that the company has complied with the provisions set out in the Combined Code.

The board
Board structure
The board consists of a non-executive Chairman, five executive directors and six non-executive directors. In accordance with the Combined Code, separate individuals, Sir John Egan and Colin Matthews, are appointed to the positions of Chairman and Group Chief Executive respectively. Martin Flower is the senior independent non-executive director. He retires from the board on 10 June 2006 and will be replaced in that role by Richard Davey.

The board has reviewed the status of the non-executive directors and considers them all to be independent in character and judgement and within the definition of this term in the Combined Code. The test of independence is not appropriate in relation to the Chairman.

The Chairman and the non-executive directors contribute external expertise and experience in areas of importance to the group such as corporate finance, general finance, corporate strategy, environmental matters, general management and corporate governance. They also provide independent challenge and rigour to the board's deliberations.

Collectively, the board is satisfied it has all of the necessary skills, experience and qualities to lead the company

Directors and their interests
Michael McKeon was appointed as an executive director on 13 December 2005.

Bernard Bulkin and Richard Davey were appointed as non-executive directors on 1 January 2006.

John McAdam, Mark Wilson and Derek Osborn retired from the board on 1 September 2005, 13 December 2005 and 31 March 2006 respectively.

Martin Flower will retire from the board on 10 June 2006.

Biographies of the directors currently serving on the board are set out on page 30.

All directors who joined the board during the year have undertaken induction training. Furthermore, the training needs of all directors are kept under review and appropriate training identified as part of a continuing process.

Details of the directors' service agreements, emoluments, the interests of directors and their immediate families in the shares of the company and in awards or options over such shares granted under the company's Long Term Incentive Plans and Sharesave Scheme are shown in the Directors' remuneration report on pages 40 to 51.

Operation of the board
The board has ultimate responsibility for ensuring that the company is properly managed and achieves the strategic objectives it sets. It has an agreed schedule of matters reserved to it, which includes setting long term strategic and business objectives, overseeing the company's internal control systems and ensuring that appropriate resources are in place to enable the company to meet its objectives.

The board meets at least ten times in each calendar year and convenes additional meetings as and when required. Details of the number of board and committee meetings and the attendance of the directors at those meetings are shown on page 37.

The Chairman has prime responsibility for the effective workings of the board and agrees the agenda in consultation with the Group Chief Executive and Company Secretary. Papers, including minutes of board committees held since the previous board meeting and reports from each of the executive directors responsible for the group's operating businesses or key central functions, are circulated in advance of each meeting. In addition to the board meetings, the Chairman meets with the non-executive directors without the executive directors present. The non-executive directors also have an annual meeting where there is an opportunity for them to meet without the Chairman.

The Group Chief Executive is responsible for the executive management of all of the group's businesses and for implementing board strategy and policy within approved budgets and timescales. The Group Chief Executive is supported by the Executive Committee. Membership of the Executive Committee is shown on page 30 and comprises the executive directors and senior managers responsible for key central functions.

Procedures are in place which allow directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Company Secretary. Where a director has a concern over any unresolved business he/she is entitled to require the Company Secretary to minute that concern. Should he/she later resign over this issue, the Chairman will bring it to the attention of the board.

The company purchases directors and officers liability and indemnity insurance to cover its directors and officers against the costs of defending themselves in civil proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings.

Board committees
The board has established an effective committee structure to assist in the discharge of its responsibilities. The terms of reference of the Audit, Remuneration and Nominations Committees (the "Principal Committees") comply with the provisions of the Combined Code and are available for inspection on the company's website (www.severntrent.com) or may be obtained on written request from the Company Secretary at the address given on the back cover.

Each of the Principal Committees has reviewed its effectiveness and terms of reference during the year and any necessary actions have been identified and reported to the board.

The membership of all board committees is set out on page 30.

Audit Committee
The Audit Committee is chaired by John Smith. Its membership comprises Bernard Bulkin, Marisa Cassoni and Richard Davey. Only independent non-executive directors may serve on the committee. John Smith and Marisa Cassoni have been identified by the board as having recent and relevant financial experience.

The committee meets with the group's external auditors (the "Auditors") at least four times a year. By invitation of the committee other individuals such as the Chairman, Group Chief Executive, Group Finance Director and Group Director of Internal Audit will normally be in attendance for all or part of those meetings. The committee and the Auditors also hold separate meetings without the attendance of executive management.

In their assessment of the independence of the Auditors, the committee receives annually in writing details of relationships between the Auditors and the group, which may bear on the Auditors' independence and receives confirmation that they are independent of the group as required by International Auditing Standard 260.

The committee annually reviews the level of the Auditors' fees in respect of the audit of the financial statements of the group and its subsidiaries at the same time as considering the adequacy of the Auditors' proposed audit plan.

A formal policy, which includes fee limits, has been adopted for non-audit services. Any material project work where fees payable to the Auditors are likely to exceed £100,000 must be approved by the Audit Committee. Where fees are expected to exceed £500,000 the project work would normally be the subject of a competitive selection process. The level of non-audit services provided by the Auditors and the associated fees are considered annually by the committee, in the context of the Auditors' independence, as part of the committee's review of the adequacy and objectivity of the audit process. An analysis of fees payable to the Auditors in respect of audit and non-audit services is provided on page 67.

It is the group's policy to seek rotation of the Auditors' principal engagement partner as a matter of course every five years and of other key members of the audit team, where deemed appropriate by the Audit Committee.

The Audit Committee has reviewed risk management and the effectiveness of the system of internal control during the year ended 31 March 2006 and has reported to the board on the outcome of this review.

The effectiveness of the group's internal audit function has been reviewed by the Audit Committee.

The Audit Committee reviews annually the group's formal whistle blowing policy that deals with allegations from employees relating to breaches of the group's Code of Business Principles and Conduct.

Remuneration Committee
The Remuneration Committee is chaired by Martin Flower. He retires from the Board on 10 June 2006 and will be replaced in that role by Richard Davey. The other members of the Committee are Marisa Cassoni, and Martin Houston. Only independent, non-executive directors may serve on the committee. The Chairman and the Group Chief Executive attend Remuneration Committee meetings at the invitation of the Remuneration Committee Chairman. The committee will normally meet at least four times a year.

The Remuneration Committee determines, on behalf of the Board, the company's policy on the remuneration of executive directors and the Chairman of the board, and is consulted by the Group Chief Executive regarding remuneration for a number of the company's senior executives.

Further information on the activities of the Remuneration Committee is given in the Directors' remuneration report on pages 40 to 51.

The Directors' remuneration report also describes how the principles of the Combined Code are applied in respect of remuneration matters and includes a statement on the company's policy on directors' and senior executives' remuneration, benefits, share scheme entitlements and pension arrangements.

A resolution to approve the Directors' remuneration report will be proposed at the Annual General Meeting.

Nominations Committee
The Nominations Committee is chaired by Sir John Egan and its members are the Group Chief Executive and all non-executive directors. The committee's core members are Bernard Bulkin, Martin Flower and John Smith. All other non-executive directors will attend meetings subject to their availability. Other executive directors, senior management and external advisors may be invited to attend meetings as considered appropriate. The Nominations Committee has responsibility for considering the size, structure and composition of the board of the company, retirements and appointments of additional and replacement directors, succession planning and making recommendations so as to maintain an appropriate balance of skills and experience on the board. The committee meets at least three times a year.

The board appointments made during the year in respect of Michael McKeon, Bernard Bulkin and Richard Davey were undertaken using an external search consultancy.

Corporate Responsibility Committee
The Corporate Responsibility Committee is chaired by the Group Chief Executive. Its main responsibility is to develop, review and promote policies to further the group's environmental values in its business, workplace and community engagement activities. The committee's terms of reference may be viewed on the company's website (www.severntrent.com). Details of the group's corporate responsibility activities may be found on pages 23 to 25.

Meetings
Details of the board and principal committees meetings attended by each director during the year are as follows:

	Plc board	Audit	Remun-eration	Nomi-nations
Number of meetings	13	6	8	9
Sir John Egan	13	–	–	9
M J Bettington	13	–	–	–
R S Brydon Jannetta	13	–	–	–
B Bulkin[2]	4	–	–	2
M L Cassoni	12	6	6	–
R H Davey[3]	3	–	1	–
M C Flower	12	–	8	8
M J Houston	12	–	5	–
J D G McAdam[4]	5	–	3	3
M J E McKeon[1]	4	–	–	–
C S Matthews	13	–	–	–
F A Osborn[5]	13	6	–	8
J B Smith[7]	9	6	–	1
M R Wilson[6]	8	–	–	–
A P Wray	13	–	–	–

1 – Appointed 13/12/05
2 – Appointed 01/01/06
3 – Appointed 01/01/06
4 – Resigned 01/09/05
5 – Resigned 31/03/06
6 – Resigned 13/12/05
7 – Appointed Nominations Committee 01/12/05

Directors' interests in contracts
No director had a material interest at any time during the year in any contract of significance, other than a service contract as shown in the Directors' remuneration report on pages 40 to 51, with the company or any of its subsidiary undertakings.

Remuneration
The Directors' remuneration report, which includes a statement on the company's policy on directors' and senior executives' remuneration, is set out on pages 40 to 51.

Reappointment
The company's Articles of Association require all directors to submit themselves for reappointment at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last Annual General Meeting, retires each year and, if eligible and so desires, stands for reappointment at the Annual General Meeting. directors retire on the basis of their length of service since their last election.

Martin Houston, Colin Matthews and John Smith retire by rotation. Bernard Bulkin, Richard Davey and Mike McKeon have been appointed since the last Annual General Meeting. All six directors offer themselves for reappointment.

The Nomination Committee has formally reviewed the performance, contribution and commitment of each of the retiring directors and has recommended their reappointment to the board.

Performance and effectiveness reviews
During the year the board, with the help of an outside facilitator, carried out a formal evaluation of its performance and that of its committees. Since the board has undergone a number of changes with three new directors joining the board and a new Company Secretary being appointed in the latter part of the year a review of individual performance was not done. Each director and the Company Secretary answered a questionnaire on his/her perception of the composition, operation and effectiveness of the board and its committees and on the performance of the Chairmen of the board and principal committees. In addition they were interviewed by the facilitator to explore certain issues in greater depth and to identify areas requiring improvement. Finally, the process reviewed progress against actions identified in last year's review.

Shareholders
Relations with shareholders
The board recognises the importance of representing and promoting the interests of its shareholders and that it is accountable to shareholders for the performance and activities of the company.

The annual report and accounts is the principal means of communicating with shareholders. The company's website (www.severntrent.com) contains complete versions of such reports along with other information relevant to shareholders.

In respect of the company's Annual General Meeting the board encourages shareholders to attend and exercise their right to vote. The notice of meeting and related papers are sent to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially separate issue. Details of the proxy votes for and against each resolution and the number of abstentions are indicated after the result of the vote on a show of hands.

Shareholders are given the opportunity to meet with the board before and after the Annual Generally Meeting. Presentations are made on the group's activities and performance prior to the formal business of the meeting. Shareholders have the opportunity to ask questions of the board and present their views. The chairmen of the Audit, Remuneration and Nominations Committees, together with all other directors will normally attend the Annual General Meeting.

The company announces its results on a half yearly basis. Presentations are made to analysts and shareholders following the release of the interim and year-end results. The Group Chief Executive and Group Finance Director meet shareholders during the year. The Chairman and, if appropriate, the senior independent non-executive director are available to meet shareholders if required. The board receives written feedback following meetings with institutional shareholders.

Internal control

Internal control and risk management

The board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The board has formally established policies and processes for identifying and evaluating the significant risks faced by the group. The policies and processes are designed to manage risks rather than eliminate them and can only provide reasonable but not absolute assurance against material errors, losses or fraud or breaches of laws or regulations.

There are procedures for managing these significant risks, of which the key elements are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; monthly reporting and monitoring of financial results and other key business measures and independent assurance provided by both internal and external auditors.

The senior management teams of each of the principal business units have identified the risks facing their businesses and have made an assessment of the impact and likelihood of those risks. They also have a process to identify changes to the risk profile and to identify weaknesses in internal control. The controls that are in place to manage each of the more significant risks in each unit have been identified and an assessment has been made of the effectiveness of these controls.

Each business unit reports regularly to the Group Chief Executive on its risks and controls. The Executive Committee reviews these risks as well as carrying out a process to identify any other significant risks affecting the group, considers the controls in place to mitigate the risks faced by the group and ensures that its focus is on managing the most important risks and meeting any changes in the risk profile.

The board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. They also keep under review ways in which to enhance the control and audit arrangements in the group. The Audit Committee receives reports every six months from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified are also reported to the Audit Committee. The Auditors also report on significant control issues to this committee. The internal audit department provides objective assurance and advice on risk management and control and monitors the risk management process. The group's internal audit department has been reorganised with a dedicated Group Director of Internal Audit appointed and more resources made available to it. In addition its reporting lines have been changed and its processes strengthened to provide an independent review of Severn Trent Water's controls and reporting. New external auditors were appointed at the Annual General Meeting in 2005.

During the year the Audit Committee and the Board considered certain weaknesses in controls. In particular, on 31 October 2005 the group announced that the Serious Fraud Office was undertaking a criminal investigation into alleged false reporting of leakage figures to Ofwat by Severn Trent Water and that it is co-operating fully with the Serious Fraud Office. On 7 March 2006 the conclusions of Ofwat's interim report concerning allegations of false reporting made against Severn Trent Water in 2004 were accepted and on 7 April 2006 it was announced that the company was giving Ofwat an interim report into misreporting of customer relations data. To address these issues a thorough review of control processes in Severn Trent Water was embarked upon and substantial action has already been taken to implement its recommendations. This work continues to improve processes and behaviour. As part of this Deloitte and Touche conducted a review of key controls in the Water company and substantially all their recommendations have now been implemented. The remainder will be completed during this year.

The directors confirm that there is an ongoing process for the identification, evaluation and management of the significant risks faced by the group. This process has been in place throughout the year ended 31 March 2006 and up to the date of approval of the Annual Report and Accounts. It accords with the guidance in the report on Guidance on Internal Control (The Turnbull Guidance).

Principal risks

Through its business operations the group is exposed to a number of commercial risks and uncertainties, which could have a material impact on our businesses, financial condition, operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control and, in addition, other factors besides those listed below may have an adverse effect on the group.

In 2006/07, one of the most significant risks that the group faces will be to deliver the new comprehensive strategy for the group, which has at its core a focused water company and, therefore, includes the demerger of Biffa from the Severn Trent group. The delivery of this strategy will be a key focus of our risk management process. In this context the following specific risks have been identified:

Changes in law or regulation in the areas in which we operate could have an adverse effect on our business and operations

Regulatory decisions in relation to our businesses, eg on whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented, on the level of permitted revenues for our businesses, whether there has been any breach of the terms of a licence or an approval, could have an adverse impact on the results of our operations, cash flows, financial condition of our businesses and the ability to develop those businesses in the future.

The results of our operations depend on a number of factors relating to business performance, including the ability to outperform regulatory targets and deliver anticipated cost and efficiency savings

Earnings from our regulated water business will be affected by our ability to meet or better our regulatory targets set by Ofwat, Environment Agency, Drinking Water Inspectorate and other regulators. To meet these targets, we must continue to improve management and operational performance. In addition, earnings from a regulated business also depend on meeting service quality standards set by regulators. To meet these standards we must improve service reliability and customer service. If we do not meet these targets and standards, both our results and our reputation may be adversely affected.

Various government environmental protection and health and safety laws and regulations govern our businesses

These laws and regulations establish, amongst other things, standards for drinking water and discharges into the environment which affect our operations. In addition, our businesses are required to obtain various environmental permissions from regulatory agencies for their operation. Environmental laws and regulations are complex and change frequently. These laws and their enforcement have tended to become more stringent over time both in relation to their requirements and in the levels of proof required to demonstrate compliance and, while we believe we have taken account of the future capital and operating expenditure necessary to achieve and maintain compliance with current and foreseeable changes in laws and regulations, it is possible that new or stricter standards could be imposed or current interpretation of existing legislation amended, which will increase the group's operating costs or capital expenditure by requiring changes and modifications to its operations in order to comply with any new environmental laws and regulations.

The failure of our assets or our inability to carry out critical operations could have a significant impact on our financial position and our reputation

We may suffer a major failure in our assets which could arise from a failure to deliver the capital investment programme for our businesses or to maintain the health of our systems. Any failure could cause us to be in breach of a licence or approval and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming our reputation. Severn Trent Water's regulated business controls and operates water and sewerage networks and undertakes maintenance of the associated assets with the objective of providing a continuous service. The failure of a key asset could cause a significant interruption to the supply of services, which may have an adverse effect on the group's operating results or financial position. In addition water supplies may, inter alia, be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources and these may have an adverse effect on our operating results or financial position. The group could also be held liable for human exposure to hazardous substances or other environmental damage.

In addition, we are subject to other risks which are largely outside our control, such as the energy costs, impact of climate change, weather or unlawful acts of third parties, including terrorist attacks, sabotage or other intentional acts which may also physically damage our business or otherwise significantly affect corporate activities and, as a consequence, affect the results of our operations.

External factors could affect the group's pension schemes and adversely impact on our financial position

Pension assets and liabilities (pre tax) of £1,403 million and £1,625 million are held in the group's balance sheet as at 31 March 2006. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in the schemes and could prompt the need for the group to make additional pension contributions in the future. The key assumptions used to value our pension liabilities are set out in Note 27 on page 85.

The group's financial position and business results could be adversely affected if its existing funding arrangements are materially altered

The main risks faced by the group in its treasury operations relate to material external changes to current arrangements. In the debt markets, factors such as borrowing restrictions or changes to credit ratings could mean we were unable to finance ourselves or be forced to pay too high a price for that finance. In terms of our borrowings a significant proportion is subject to variable interest rates and any increase in those rates could substantially increase our borrowing costs. In addition we undertake financial transactions with a number of institutions and we could suffer a financial loss if any of those counterparties were to fail.

This report provides the information required by the Directors' Remuneration Report Regulations 2002. It also describes how the principles of the Financial Services Authority's Combined Code on Corporate Governance (the 'Combined Code') are applied by the company in relation to directors' remuneration and sets out the remuneration policy for the year ended 31 March 2006 and the current and forthcoming financial years.

Remuneration Committee
The Remuneration Committee determines, on behalf of the board, the company's policy on the remuneration of executive directors and the Chairman of the board. The committee determines the total remuneration packages and contractual terms and conditions for these individuals. The committee is also consulted on the remuneration policy for the next band of seven senior executives. The policy framework for remunerating all senior executives is consistent with the approach taken for executive directors.

The committee is comprised exclusively of independent non-executive directors of the company. The members of the committee during the year were:

- Martin Flower (Chairman)
- Marisa Cassoni
- Richard Davey (from 03/03/06)
- Martin Houston (from 01/09/05)
- John McAdam (until 01/09/05)

Richard Davey will become Chairman of the committee when Martin Flower retires from the board on 10 June 2006.

The committee members have no personal financial interest, other than as shareholders, in the matters to be decided. The constitution and operation of the committee comply with the Combined Code. In setting performance related remuneration, the committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers
To ensure that the company's remuneration practices are market competitive, the committee has access to detailed external research on market data and trends from experienced specialist consultants.

The committee has received material advice from New Bridge Street Consultants LLP, Hay Management Consultants, Watson Wyatt Ltd and PricewaterhouseCoopers LLP which have been appointed by the committee for the purpose of providing this advice. In relation to other services provided to the group, Watson Wyatt Ltd and PricewaterhouseCoopers LLP provided pensions related advice. Each of Watson Wyatt Ltd, PricewaterhouseCoopers LLP and Hay Management Consultants provides employee benefits services and/or remuneration advice to the group below board level. New Bridge Street Consultants LLP, the principal adviser to the committee, has not provided any other services to the company.

The Chairman of the board, Sir John Egan, the Group Chief Executive, Colin Matthews, the Group Human Resources Director, Andy Smith, and the Group Director of Internal Audit, Pramod Tandon, also attended some meetings to provide advice and respond to specific questions. Such attendances specifically exclude any matter concerning their own remuneration. The Company Secretary acts as secretary to the committee.

The committee's terms of reference can be viewed on the company's website at www.severntrent.com or requested from the Company Secretary (at the address on the back cover). The terms of appointment for New Bridge Street Consultants LLP are also available on request from the Company Secretary.

Remuneration policy
The company's continuing remuneration policy for executive directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. The remuneration package is based on the following principles:

- Incentives are aligned with the interests of shareholders and seek to reward the creation of long term value;
- Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration, if paid at the maximum;
- The total remuneration package for on target performance should be fully competitive, but not excessive, in the relevant market;
- Packages are structured flexibly to meet critical resource needs and retain key executives.

Total remuneration package
The chart below shows the expected values of salary, bonus and long-term incentives for target performance for the executive directors.


Group Chief Executive
Finance Director
MD ST Water
MD Biffa
President ST Laboratories
0%
20%
40%
60%
80%
100%
Salary
Target Bonus
Expected value of long-term incentives

The committee considers the mix between fixed and performance pay to be appropriate. In respect of the Managing Director of Biffa, given the announced plan to demerge that business, and the President of ST Laboratories, in view of the need to focus on a short-term turnaround of the US laboratories business, all of their performance pay will be delivered through annual bonus in 2006/07 although the overall split of fixed to performance pay has not altered materially.

Role	Fee 2005/06	Fee 2006/07
Chairman	£215,000 per annum	£230,000 per annum
Deputy Chairman	£100,000 per annum	£100,000 per annum
Senior independent non-executive director	n/a	£10,000 per annum
Non-executive director – base fee	£30,000 per annum	£40,000 per annum
Chairman of board committee		
– Audit and Remuneration Committees	£10,000 per committee	£15,000 per committee
– Other board committees	£7,500 per committee	n/a
Member of board committee[1]	£3,000 per committee	£3,000 per committee

[1] From 1 April 2006 no fees are paid for membership of the Nominations Committee.

Personal shareholdings
The company operates shareholding guidelines under which executive directors are expected to build and maintain a minimum holding of shares in the company. The Group Chief Executive is expected to build and maintain a holding of shares to the value of 1.5 x base salary and other executive directors 1 x base salary. Executive directors are expected to retain at least half of the shares they receive through the Long Term Incentive Plans or other share based plans to enable them to meet the guideline holdings within five years. If insufficient shares are awarded within five years then this timescale will be extended.

Through a variety of share schemes, all employees are encouraged to hold shares in the company.

External directorships
Executive directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest, all such appointments are subject to the approval of the Nominations Committee. Executive directors are normally only permitted to retain the fees arising from one such appointment.

Chairman and other non-executive directors
The remuneration policy for non-executive directors, other than the Chairman, is determined by the board, within the limits set out in the Articles of Association.

A review of the fees for the Chairman and non-executive directors took place in March 2006 and the fees that apply from 1 April 2006 are shown in the table above.

During the year, Sir John Egan was paid fees of £215,000 for his role as Chairman. This included £16,125 paid in the form of shares. Sir John is provided with a company car, but does not participate in any of the company's pension arrangements, share or bonus schemes.

During the year, Martin Flower was paid fees of £100,000 for his role as Deputy Chairman. This included £5,000 paid in the form of shares. He does not participate in any of the company's pension arrangements, share or bonus schemes or receive benefits in kind. His fees include the premiums for chairing the Remuneration Committee and being senior independent non-executive director.

Non-executive directors are not eligible to participate in incentive plans nor is any pension provision made.

Save for John Smith, whose total fees are paid directly to his employer, non-executive directors receive payment of part of their fees in the form of shares in the company which are expected to be retained for the duration of their appointment.

The non-executive directors do not have service contracts or consultancy agreements with any group company, but they do have letters of appointment.

Remuneration arrangements for executive directors
The remuneration arrangements for executive directors comprise the following elements:

- Base salary and benefits;
- Annual bonus plan;
- Long Term Incentive Plans;
- Post retirement benefits.

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive director having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practical, undertaking similar activities. Salaries for individual directors are reviewed annually by the committee and generally take effect on 1 April. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

Executive directors' salaries have recently been reviewed for the financial year 2006/07 other than in respect of Martin Bettington where, given the decision to demerge Biffa, the committee concluded it was more appropriate to defer any review until the terms of the demerger are finalised, with any new salary taking effect on demerger. They are as follows:

Director	Salary wef April 06	Increase
Martin Bettington	£325,000	0%
Rachel Brydon Jannetta	$385,000	0%
Colin Matthews	£560,000	7.7%
Michael McKeon (appointed December 2005)	£370,000	0%
Tony Wray	£275,000	11%

It should be noted that only two of the five executive directors received an increase. It is not the committee's policy to award increases in the year of joining as an executive settles into their role so Michael McKeon received no increase while Tony Wray received a slightly higher than normal level of increase reflecting the time elapsed since joining the company. Colin Matthews' increase largely reflected the outcome of the review to position him at the relevant market level given he has now held the position of Group Chief Executive for just over a year. Rachel Brydon Jannetta's salary was reviewed but not increased in view of the financial performance of the Laboratories business.

In 2005/06 there were seven executives immediately below board level who were paid between £150,000 and £250,000 per annum.

Salary £000	Number of Executives
150-175	1
176-200	4
201-225	1
226-250	1

The non salary benefits for executive directors comprise the use of company car or allowance, fuel, private medical insurance, life assurance and an incapacity benefits scheme. Private medical insurance and some other benefits may be flexed under the company's flexible benefits scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of Directors' emoluments on page 48.

Michael McKeon

As referred to above, Michael McKeon's salary was set at £370,000 on joining the company and is not due to be reviewed again before April 2007. The other terms of his package are as follows:

- His annual bonus opportunity was originally set at 60% of salary (with the bonus for the 2005/06 financial year being pro-rated to the period employed). He has no entitlement to any guaranteed bonus amount.
- Michael was entitled to an LTIP award over 36,405 shares on joining and to participate in the normal 2006 award. However, as the company has been in a prohibited period since his date of joining, it has not been possible to make the initial award and it is currently envisaged that he will receive the initial award when the 2006 LTIP awards are made reflecting both commitments. The terms of that award will be consistent with the awards to all other participants. In next year's Directors' remuneration report, a detailed description of the terms of the award will be included as it will exceed the normal limit under the LTIP of 125% of salary.
- The company is also meeting the direct costs associated with Michael's relocation and an amount in respect of tax arising on the benefit. £38,137 in respect of this is included within the table of Directors' emoluments on page 48.

Having taken advice from New Bridge Street Consultants LLP in structuring the package, the committee considers the package to be appropriate.

Annual bonus plan

Executive directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non financial factors. Performance targets are established by the committee to align executive directors' interests with shareholders and comprise profitability (plus return on capital employed for Martin Bettington), the achievement of personal objectives and specific targets relating to health and safety performance.

Annual bonus payments are not taken into account in calculating executive directors' pension entitlements.

Given the outcome of the strategic review detailed in the Chairman's statement on page 4 and the demands the execution of the strategy will place upon executives, the committee has concluded that it is appropriate to increase bonus opportunity to, broadly, the mid point between FTSE 100 and pure water companies.

The committee is also conscious that it may be appropriate to modify the remuneration arrangements again once the strategy review has been fully implemented and it has notified executives accordingly.

In addition, given the decision to demerge Biffa, and the decision that US Laboratories is non core, the committee does not consider it appropriate to include the Managing Director of Biffa and the President of ST Laboratories within the annual award of long term incentives. Accordingly, in respect of 2006/07 only, their annual bonus potential will be set at 150% of base salary. The committee considers that this has approximately the same expected value as the combination of historic annual bonus and LTIP awards. The additional bonus potential will be focused on the delivery of superior profit growth which is considered to be the most demonstrable way of measuring the enhancement of shareholder value in the forthcoming year and in the lead up to the demerger.

The maximum bonus potential for executive directors is shown below:

	2005/06	2006/07
Martin Bettington	75%	150%
Rachel Brydon Jannetta	75%	150%
Colin Matthews	60%	80%
Michael McKeon	60%	70%
Mark Wilson	50%	–
Tony Wray	50%	70%

It is not the committee's policy to award transaction related bonuses and there is no current intention to pay transaction related bonuses to any executive director linked to the successful demerger of Biffa.

Annual bonus – maximum value of bonus elements as % of base salary

2005/06

Director	Financial	Non financial	Max bonus value
Martin Bettington	50%	25%	75%
Rachel Brydon Jannetta	50%	25%	75%
Colin Matthews	40%	20%	60%
Michael McKeon	40%	20%	60%
Mark Wilson	30%	20%	50%
Tony Wray	33%	17%	50%

2006/07

Director	Financial	Non financial	Max bonus value
Martin Bettington	100%	50%	150%
Rachel Brydon Jannetta	100%	50%	150%
Colin Matthews	53%	27%	80%
Michael McKeon	47%	23%	70%
Tony Wray	47%	23%	70%

Given the prime importance which the board and the committee place on health and safety issues, the indicative bonus is then adjusted by a multiplier based on health and safety performance but, in all cases, subject to the overall bonus maximum.

The maximum bonus payable to executives below board level differs according to the businesses in which they operate but, in all cases, are generally no higher than the bonus opportunity enjoyed by the executive director to whom they report.

The committee considers that the performance requirements are stretching. The actual bonuses awarded by the committee for the year ended 31 March 2006 are shown in the table of Directors' emoluments on page 48. The following table shows how the split of the bonuses paid in respect of the year ended 31 March 2006 related to the targets set at the start of the year (as disclosed in last year's Remuneration Report):

Director	% salary paid in respect of financial targets	% salary paid in respect of non-financial targets	Health & safety multiplier achieved	% overall salary achieved
Martin Bettington	9.5	14	0.75[1]	17.63
Rachel Brydon Jannetta	0	9	1.5	13.5
Colin Matthews	32	18	1[1]	50
Michael McKeon	32	20	1.31	60
Mark Wilson[2]	n/a	n/a	n/a	50
Tony Wray	15	8	1.5	35

[1] The Remuneration Committee reduced the multiplier from 1.5 to 0.75 for Martin Bettington as a result of their assessment of Biffa's overall safety performance. Similarly, Colin Matthews was restricted from 1.31 to 1 given his ultimate responsibility for safety across the group.

[2] Mark Wilson's bonus was paid based upon delivery of key objectives agreed with him as part of his termination package.

Long term incentives

At the 2005 Annual General Meeting, shareholders approved the introduction of the Long Term Incentive Plan 2005 (LTIP 2005), which replaced the 1997 Long Term Incentive Plan. Under the LTIP 2005, annual conditional awards of performance shares may be made to executive directors and senior staff, up to an annual maximum limit of shares worth 125% of base salary. In 2005, the Group Chief Executive received an award over shares worth 100% of salary with other executive directors and senior staff receiving lower awards. In 2006, it is proposed that the Group Chief Executive receives an award of shares worth 125% of base salary with other executive directors receiving up to 100% (other than the Managing Director of Biffa and President of ST Laboratories who, as explained in the section headed Annual bonus plan, will not receive any award in 2006.)

The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price. Awards will normally vest as soon as the committee determines that the performance conditions have been met provided that the participant remains in employment at the end of the performance period.

2005 LTIP awards

In respect of awards made to executive directors in 2005, the vesting of 50% is dependent on performance against group economic profit (EP) targets, and the remaining 50% is dependent on a Total Shareholder Return (TSR) target, both over a fixed three year period beginning on the first day of the financial year in which the award was made. There is no retesting of either condition. The EP targets relate, in the case of below board level executives in the operating businesses, to the EP of their specific business.

These conditions were chosen because the committee considered EP to be a key driver of Severn Trent's financial performance, whilst TSR was considered to be the most appropriate means of aligning the interests of the executives with investors through generating superior shareholder returns.

For median TSR/threshold EP levels of performance, 25% of that part of the award will vest and, for upper quartile TSR/ stretch EP levels of performance, 100% of that part of the award will vest. Vesting between 25% and 100% will be on a straight-line basis between ranking points for both parts of the award. In addition, for awards to vest, the committee must verify that the company's TSR is reflective of the company's underlying performance.

For the half of the award which is dependent on EP targets, the approach for setting the performance conditions was discussed with key institutional investors who acknowledged that, due to the commercially sensitive nature of the EP performance conditions, it was not appropriate for them to be publicly disseminated.

The committee has confirmed that the minimum threshold level of vesting in respect of the water business over the five year cycle will not be lower than that implied in the most recently published Ofwat Determination. The maximum level of vesting was set at a level which is, in the view of the committee, comparably stretching to the upper quartile TSR condition.

For those executives below board level in the non-water core subsidiaries, 75% of their awards were set by reference to EP targets.

The extent to which the EP performance condition is satisfied will be calculated internally but, as with the previous LTIP, independently reviewed.

The TSR comparator group comprises water and waste companies and FTSE 100 high yield companies (excluding financial and retail companies or other sectors which might result in an undue bias in the sample). 'High yield' was defined as companies which had an average gross yield that was greater than base rate minus 0.75% in the calendar month preceding the start of the performance period and their use as comparators recognises the fact that, at least in part, shareholders choose to invest in the company for the dividend income it produces.

After the end of the performance period, the TSR performance condition will be measured and independently verified by New Bridge Street Consultants LLP on behalf of the committee.

The constituents of the TSR comparator group for the 2005 award are:

AWG	Pennon Group
BOC Group	Rentokil Initial
BT Group	Scottish & Newcastle
Diageo	Scot. & Southern Energy
Kelda Group	Scottish Power
National Grid	Shanks Group
Northumbrian Water	Unilever
Pearson	United Utilities

2006 LTIP awards

The committee considers that, given the outcome of the strategic review of the group's operations, TSR will more clearly represent an alignment of executives' interests with those of shareholders. The awards to be made in 2006, therefore, will be based exclusively on TSR.

The committee intends to use a similar methodology for selecting the comparator group as it did for the 2005 awards. Again, the committee will review the proposed constituents before making any award to ensure that, overall, they are appropriate.

Calculation of EP performance during transition to International Financial Reporting Standard (IFRS)

For unvested awards made prior to 2006, the basis for measuring the profits that underpin the EP calculation was set under UK GAAP, whereas the end of the performance period will be reported under IFRS. The committee has restated the base conditions for the 2005 awards under IFRS to ensure that the targets are measured on a consistent basis and as originally intended. The 2003 and 2004 awards will continue to be measured and set on a UK GAAP basis given the difficulty in restating the base figures and the committee will ensure that the end figures are measured consistently.

Performance graph

This graph shows the value, by 31 March 2006, of £100 invested in Severn Trent Plc on 31 March 2001 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index.


Total shareholder return
Value (£)
220
200
180
160
140
120
100
80
60
40
-20
0
31-03-01
31-03-02
31-03-03
31-03-04
31-03-05
31-03-06
Severn Trent Plc
FTSE 100 Index

Hedging policy for employee share incentive schemes

Details of the company's shares that are held in trust on behalf of participants of certain of the employee share schemes are given on page 89. In respect of the LTIPs, the company's hedging policy is to purchase, and hold in trust, 50% of the total number of shares that could potentially vest from all outstanding LTIP awards. The requirement to purchase shares to maintain the 50% hedge is calculated, and carried out, shortly after each annual award.

Awards made under the company's Share Incentive Plan have no attached performance condition and all of the shares taken up by employees at each invitation are purchased and placed in trust immediately.

The committee is satisfied that the overall dilution limits provide sufficient headroom for all the company's share schemes.

Post retirement benefits

Of the current executive directors, Martin Bettington, Colin Matthews and Tony Wray participate in the Senior Staff Pension Scheme (as did Mark Wilson prior to his departure). The Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:

- A normal retirement age of 60 years;
- An overall pension at normal retirement age of two-thirds of final pensionable salary, which for executive directors is defined as base salary only, subject to the completion of 20 years' pensionable service;
- Life cover of 4 x pensionable earnings;
- A pension payable in the event of retirement on grounds of ill health;
- A dependant's pension on death of two thirds of the member's pension.

Colin Matthews and Tony Wray participate up to the level of the Inland Revenue earnings cap ("the Cap") which in 2005/06 was £105,600. In 2006/07 a scheme specific cap of £108,600 will apply.

Members' contributions are payable at the rate of 6% of pensionable earnings. Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In the event of incapacity, early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules, pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase in line with price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for such increases.

The company has a future obligation in respect of Mark Wilson who joined the Scheme after 1 June 1989 and was, therefore, subject to the Cap, to pay the difference between his pension entitlement based upon the relevant portion of his salary and the maximum amount payable had the Cap not been in place. The obligation is unfunded.

Having taken account of the new tax regime, the Remuneration Committee allowed partial roll in of unfunded arrangements into the funded scheme. There is no additional cost to the company.

The current service cost charged to the income statement in the year for the future unfunded obligation was £325,000.

As disclosed in last year's Remuneration Report, the company has reviewed its pension policy for directors and employees as a result of the Pensions Act 2004, Finance Act 2004 and the results of the triennial valuation of two of its main schemes during 2004. As a result of this review, new executives are offered an allowance, expressed as a percentage of base salary, to fund their own pension provision. The individual is able to choose whether the allowance is paid to the company's registered defined contribution (DC) scheme, taken as cash or paid to a personal pension arrangement. This reflects the wish of the committee to remove future exposure to defined benefit schemes for senior executives.

The new arrangements were applied for Michael McKeon's appointment at 40% of base salary. In addition, in order to align executive director pension provision, Rachel Brydon Jannetta chose to become a deferred member of the Severn Trent Pension scheme from 1 December 2005 and was provided with a cash allowance in lieu of pension scheme membership applied at 40% of base salary.

Colin Matthews and Tony Wray are also provided with a cash supplement in lieu of the unfunded arrangement at 40% of their respective salaries above the Cap.

Forward looking statement

The committee will keep the existing remuneration arrangements, as detailed in this report, under review during the next year to ensure that the company's reward programmes remain competitive and provide appropriate incentives. No significant changes to the reward arrangements for executive directors are anticipated prior to the completion and implementation of the strategic review and the committee proposes to review the arrangements again at that time.

However, there will be the normal individual reviews of base salary, annual bonus and LTIP award levels. The performance targets for incentive arrangements will continue to be reviewed to ensure alignment with group strategy and will maintain a significant emphasis on the achievement of health and safety performance targets.

Directors' service agreements and letters of engagement
A new model service contract was approved by the committee in 2004. All current executive directors have signed the model contract and, accordingly, service agreements for all executive directors have notice periods of 12 months. They also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative pre-estimate of the value of salary, fixed benefits and on target bonus.

The reference to 175% is a cap and any damages payments will not be made automatically but will be subject to both phasing and mitigation unless, in the circumstances, the committee considers it appropriate to achieve a clean break through payment of a lump sum in which case it will require some discount for early payment. Contracts also permit the committee to take into account a view of the extent of poor performance on the part of the executive director. Any payment will not include amounts in respect of awards which have been made under the company's LTIPs over which the committee retains discretion. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company. The committee believes that the contracts provide as much scope as is feasible to protect the interests of shareholders when negotiating a termination, at which time it would address the duty of mitigation.

The service contract for Rachel Brydon Jannetta, who is based in the US and employed by a US subsidiary, is in the same format as for other executive directors but modified to reflect prevailing US employment legislation.

The dates of the current executive directors' agreements, the dates on which their appointments became effective and the current expiry dates of their agreements are as follows:

Executive directors	Date of agreement	Effective date	Expiry date
Martin Bettington	10 June 2004	10 June 2004	Terminable on 12 months' notice
Rachel Brydon Jannetta	30 June 2004	1 September 2004	Terminable on 12 months' notice
Colin Matthews	3 June 2004	6 September 2004	Terminable on 12 months' notice
Michael McKeon	6 December 2005	13 December 2005	Terminable on 12 months' notice
Tony Wray	19 January 2005	7 March 2005	Terminable on 12 months' notice

Colin Matthews and Michael McKeon are the subject of reappointment as executive directors at the forthcoming AGM.

Details for the executive director who retired from the board during the year are as follows:

Executive director	Date of agreement	Effective date	Expiry date
Mark Wilson	5 May 2004	1 September 2004	Terminated on 31 December 2005

Mark Wilson retired from the board on 13 December 2005 and his employment was terminated, by mutual consent, on 31 December 2005, with the original decision to terminate having been announced in July 2005. Mark agreed to remain actively employed while a successor was found and he remained in full time employment until 31 December 2005 and received a bonus pro-rated for the period employed.

His termination package, therefore, reflected loss of earnings under the contract for the balance of the notice period (approximately five months). In view of his continued commitment over this period, the committee agreed to pay his termination payment on a lump sum basis rather than on a phased monthly basis but reduced the payment by 10% to reflect mitigation. Further, given that Mark worked for a majority of his notice period, the committee concluded, in the circumstances, that it should treat him as a good leaver under the LTIP in respect of the 2003 and 2004 awards so the awards would continue to normal maturity with the performance conditions assessed at that time, although the committee may conclude that it is not necessary to then reduce the 2004 award on a pro-rata basis. There will be no pro-rating of the 2003 award in any event. However, given the period between his departure and the making of the 2005 award, the committee did not exercise its discretion and that award lapsed on his departure.

Payments to Mark, are detailed in the table of Directors' emoluments on page 48. He received a total termination payment of £299,095 as disclosed in that table. No cash contribution to his pension scheme was required. No further payments in terms of salary, pay in lieu of notice, bonus or benefits in kind were or will be made. He has no further contractual or consultancy arrangements with the company and has no personal interest in the company other than as a deferred pension scheme member and as a shareholder.

In respect of the Chairman and current non-executive directors, the dates on which their appointments took effect and the current expiry dates are as follows:

Chairman and non-executive directors	Initial appointment	Current appointment	Current expiry date*
Sir John Egan	1 October 2004	1 October 2004	31 December 2007
Bernard Bulkin	1 January 2006	1 January 2006	31 December 2008
Marisa Cassoni	1 September 2001	1 September 2004	31 August 2007
Richard Davey	1 January 2006	1 January 2006	31 December 2008
Martin Flower	11 June 1996	11 June 2005	10 June 2006
Martin Houston	1 September 2003	1 September 2003	31 August 2006
John Smith	3 November 2003	3 November 2003	2 November 2006

*Subject to the requirements of the company's Articles of Association for the reappointment of directors at Annual General Meetings.

Details for the non-executive directors who retired from the board during the year are as follows:

Non-executive directors	Initial appointment	Last appointment	Date retired
John McAdam	18 September 2000	18 September 2003	1 September 2005
Derek Osborn	21 September 1998	21 September 2005	31 March 2006

It is the normal practice of the company for non-executive directors to serve three three-year terms. Non-executive directors have no right to compensation on the early termination of their appointments.

The text and tables that follow comprise the auditable part of the Directors' remuneration report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

Directors' emoluments

	Basic salary and fees[1]			Benefits	Annual		Total	Total
	Cash £'000	Shares £'000	Total £'000	in kind[2] £'000	bonus £'000	Other[3] £'000	2005/06 £'000	2004/05 £'000
Chairman and other non-executive directors								
David Arculus (Chairman – retired 31.12.04)	–	–	–	–	–	–	–	142.2
Sir John Egan (Chairman – appointed 01.10.04)[4]	198.9	16.1	215.0	2.6	–	–	217.6	62.1
Marisa Cassoni	36.4	1.9	38.3	–	–	0.8	39.1	42.4
Martin Flower	95.0	5.0	100.0	–	–	1.2	101.2	90.2
Martin Houston	32.4	1.6	34.0	–	–	–	34.0	30.8
Colin Matthews[5]	–	–	–	–	–	–	–	13.4
John McAdam (retired 01.09.05)	15.1	–	15.1	–	–	0.6	15.7	35.5
Derek Osborn (retired 31.03.06)	41.3	2.2	43.5	–	–	–	43.5	52.8
John Smith[6]	40.0	–	40.0	–	–	–	40.0	43.8
Bernard Bulkin (appointed 01.01.06)	8.3	–	8.3	–	–	–	8.3	–
Richard Davey (appointed 01.01.06)	8.3	–	8.3	–	–	–	8.3	–
Executive directors								
John Banyard (retired 30.12.04)	–	–	–	–	–	–	–	251.0
Martin Bettington	325.0	–	325.0	27.2	57.3	0.2	409.7	519.6
Rachel Brydon Jannetta	215.5	–	215.5	9.0	29.4	76.8	330.7	137.6
Brian Duckworth (retired 31.08.04)	–	–	–	–	–	–	–	182.3
Colin Matthews[5]	520.0	–	520.0	10.0	260.0	183.8	973.8	534.1
Alan Perelman (retired 31.08.04)	–	–	–	–	–	–	–	248.6
Robert Walker (retired 02.02.05)	–	–	–	–	–	–	–	708.2
Mark Wilson (retired 13.12.05)	206.3	–	206.3	17.1	103.6	323.4	650.4	203.3
Tony Wray	250.0	–	250.0	16.6	87.5	61.2	415.3	23.1
Michael McKeon (appointed 13.12.05)	112.1	–	112.1	0.7	64.8	87.3	264.9	–
Total emoluments	2,104.6	26.8	2,131.4	83.2	602.6	735.3	3,552.5	3,321.0

[1] Included within fees for the non-executive directors are amounts to be received by way of shares rather than emoluments, to encourage participation in line with corporate governance best practice. The gross value of shares is recorded in the table above. Non-executive directors who were either appointed or retired during the year received a time apportioned award. The number of shares received by each non-executive director was:
> Sir John Egan – 1,253; Marisa Cassoni – 106; Martin Flower – 290; Martin Houston – 90; Derek Osborn – 163.

[2] Benefits in kind for Sir John Egan comprise the use of a company car. Benefits in kind for executive directors comprise the use of a company car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

[3] Other emoluments represent expenses chargeable to UK income tax, car allowances, flexible benefits and amounts in lieu of pension contributions or in lieu of entry into the supplementary pension scheme (for those earning earning above the pension cap limit). Included in other emoluments are:
> Rachel Brydon Jannetta – cash allowance of £76,752 in lieu of pension contributions
> Colin Matthews – cash payment of £165,760 in lieu of entry to supplementary pension scheme
> Michael McKeon – relocation expenses of £38,137 and a cash allowance in lieu of pension allowance of £44,594
> Mark Wilson – £299,095 of termination payments and £24,327 for holiday not taken
> Tony Wray – cash payment of £57,760 in lieu of entry to the supplementary pension scheme.

[4] Sir John Egan was appointed Chairman from 1 January 2005.

[5] Colin Matthews was appointed Group Chief Executive Designate on 6 September 2004 and Group Chief Executive on 1 February 2005.

[6] John Smith's total fees are paid directly to his employer.

Directors' pension provisions

The disclosure of pension benefits is made under the requirements of the Listing Rules of the UK Listing Authority (the "Rules") and also the requirements of the Directors' Remuneration Report Regulations 2002 (the "Regulations"). These are shown in separate tables below.

The Rules require information to cover the period during which a director was a board member, whilst the Regulations require information to cover the financial year. The information below sets out the disclosures required by the Regulations:

	Service completed in years (including transferred in service credits)	Accrued pension at 31.03.06 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation)[1] £pa	Transfer value of accrued pension at 31.03.06[2] £000	Transfer value of accrued pension at 31.03.05[2] £000	Increase/ (decrease) in transfer value over the year, net of directors' contributions £000
Martin Bettington	24	166,715	15,193	11,102	2,381.3	1,917.3	444.5
Rachel Brydon Jannetta	14	25,107	2,155	1,536	145.0	184.4	(40.3)
Colin Matthews	1	5,503	3,575	3,523	62.3	19.4	36.5
Mark Wilson	10	92,590	24,219	22,373	967.3	641.2	319.8
Tony Wray	1	3,749	3,525	3,519	31.2	1.7	23.1

The information below sets out the disclosures required by the Rules:

	Accrued pension at 31.03.06 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation)[1] £pa	Transfer value of increase in accrued benefits net of directors' contributions[2] £000
Martin Bettington	166,715	15,193	11,102	197.5
Rachel Brydon Jannetta	25,107	2,155	1,536	11.6
Colin Matthews	5,503	3,575	3,523	34.1
Mark Wilson	92,590	24,219	22,373	246.7
Tony Wray	3,749	3,525	3,519	23.0

[1] Inflation over the year is measured by reference to the increase in the retail price index between March 2005, or the month prior to appointment, and March 2006, or the earlier date of leaving.
[2] The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

The pensions shown above will be provided through the Severn Trent Senior Staff Pension Scheme, the Severn Trent Supplemental Pension Scheme and the Severn Trent Pension Scheme.

Beneficial holdings
The directors of the company at 31 March 2006 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2005 or subsequent date of appointment Number of ordinary shares of 65 5/19p each	At 31 March 2006 Number of ordinary shares of 65 5/19p each	At 5 June 2006 Number of ordinary shares of 65 5/19p each
Chairman and other non-executive directors			
Sir John Egan (Chairman)	6,035	7,288	7,288
Bernard Bulkin	–	–	–
Marisa Cassoni	814	920	920
Richard Davey	–	–	–
Martin Flower	2,073	2,363	2,363
Martin Houston	1,313	1,403	1,403
John Smith	–	–	–
Executive directors			
Martin Bettington	24,405	40,883	40,883
Rachel Brydon Jannetta	20,032	36,114	36,114
Colin Matthews	1,034	1,059	1,059
Michael McKeon	–	–	–
Tony Wray	–	–	–

Rachel Brydon Jannetta, Martin Bettington, Colin Matthews and Tony Wray have further interests in the company's ordinary shares of 65 5/19p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plans (the 'LTIPs') on 13 August 2003, 15 December 2004 and 5 September 2005.

The LTIPs operate on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIPs. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied.

The performance criteria are specific to each award. The details of performance criteria for the 2005 and 2006 awards are explained on page 44. For the 2003 award the comparator group consists of: AWG Plc, Kelda Plc, Pennon Group Plc, Shanks Plc, United Utilities Plc, Northumbrian Water Plc and Waste Recycling Group Plc. The same comparator group, minus Waste Recycling Group Plc was used for the 2004 award.

The 2003 and 2004 LTIP awards will be triggered if the company's TSR performance is at the median or above and the EP meets the scaled targets set. EP is calculated by reference to a post tax rate of return of 7.5%.

The individual interests, for the named directors and for the directors who left during the year, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2005 or subsequent date of appointment Number of ordinary shares of 65 5/19p each	Awards vested during year	Market price at time of vesting (p)	Gain on vesting (£,000)	Awarded during year	Market price at time of 2005 award (p)	Awards lapsed during year	At 31 March 2006 or earlier date of leaving Number of ordinary shares of 65 5/19p each
Martin Bettington	82,020	(27,888)	1029.75	287.2	23,333	1017	–	77,465
Rachel Brydon Jannetta	54,369	(16,282)	1029.75	167.7	7,935	1017	–	46,022
Colin Matthews	52,600	–	–	–	53,333	1017	–	105,933
Mark Wilson	43,339	(11,952)	1029.75	123.1	19,743	1017	(19,743)	31,387
Tony Wray	–	–	–	–	17,948	1017	–	17,948

The awards that vested during the year were awarded on 24 September 2002 at a market price of 598.5p.

No further awards have been made under the LTIPs as at 5 June 2006.

The performance period for allocations of shares made in 2003 ended on 31 March 2006. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return over the three year performance period, that participants are not entitled to an award.

There has been no change in directors' interests between 31 March 2006 and the date of this report.

ii) Options over ordinary shares

	At the start of the year or subsequent date of appointment (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year or earlier date of leaving (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Sharesave[1]									
Martin Bettington	1,248	–	–	–	1,248	2005	759	May 2008	Oct 2008
Mark Wilson	3,020	–	–	–	3,020	2002	548	Jan 2006	Jun 2006

1 The executive directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme. The options have no performance conditions as such conditions are not permitted by legislation.
2 No executive share options in respect of executive directors were granted or lapsed during the year.
At 31 March 2006 there were 145 other executives participating in the group's Share Option Scheme (2005: 181).
3 At the close of business on 31 March 2006 the mid-market price of the company's shares was 1117p (31 March 2005: 915p) and the range during the year was 916½p to 1183p.

Signed on behalf of the board who approved the Directors' remuneration report on 5 June 2006.

Martin Flower
Chairman of the Remuneration Committee

Independent auditors' report to the members of Severn Trent Plc

We have audited the group financial statements of Severn Trent Plc for the year ended 31 March 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the individual company financial statements of Severn Trent Plc for the year ended 31 March 2006.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the directors' responsibilities statement.

Our responsibility is to audit the group financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the directors' report is consistent with the group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the company and other members of the group is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the directors' remuneration report described as having been audited.

Opinion
In our opinion:

> the group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the group's affairs as at 31 March 2006 and of its profit for the year then ended; and
> the group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
> the information given in the directors' report is consistent with the group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
5 June 2006

Consolidated income statement
Year ended 31 March 2006

	Notes	2006 £m	2005 £m
Turnover	4, 5	**2,295.0**	2,014.4
Operating costs before exceptional items		**(1,806.8)**	(1,615.6)
Exceptional restructuring costs and termination of operations	7	**(7.9)**	(14.2)
Exceptional demerger costs	7	**(7.8)**	–
Exceptional profit on disposal of property and investments	7	**–**	11.9
Total operating costs	6	**(1,822.5)**	(1,617.9)
Profit before interest, tax and exceptional items		**488.2**	398.8
Exceptional items	7	**(15.7)**	(2.3)
Operating profit	4	**472.5**	396.5
Finance income	9	**7.9**	3.5
Finance costs	9	**(175.8)**	(173.0)
Net finance costs before fair value movements on treasury instruments	9	**(167.9)**	(169.5)
Fair value movements on treasury instruments	9	**(36.7)**	–
Total net finance costs	9	**(204.6)**	(169.5)
Share of results of associates and joint ventures	4,17,18	**2.1**	1.8
Profit before tax, fair value movements on treasury instruments and exceptional items		**322.4**	231.1
Exceptional items	7	**(15.7)**	(2.3)
Fair value movements on treasury instruments	9	**(36.7)**	–
Profit on ordinary activities before taxation		**270.0**	228.8
Taxation on profit on ordinary activities – current tax	10	**(48.7)**	(37.9)
– deferred tax	10	**6.0**	(33.6)
Total taxation	10	**(42.7)**	(71.5)
Profit for the period from continuing operations		**227.3**	157.3
Discontinued operations			
(Loss)/profit for the period from discontinued operations	11	**(4.3)**	0.8
Profit for the period		**223.0**	158.1
Attributable to:			
Equity holders of the company		**221.6**	157.4
Equity minority interests		**1.4**	0.7
		223.0	158.1
Earnings per share (pence)			
From continuing operations			
Basic	13	**65.2**	45.4
Diluted	13	**64.7**	45.1
From continuing and discontinued operations			
Basic	13	**63.9**	45.7
Diluted	13	**63.5**	45.3

Consolidated balance sheet
At 31 March 2006

	Notes	2006 £m	2005 £m
Non current assets			
Goodwill	14	**506.3**	499.1
Other intangible assets	15	**112.4**	125.8
Property, plant and equipment	16	**5,743.1**	5,639.4
Interests in joint ventures	17	**9.7**	9.5
Interests in associates	18	**19.6**	16.3
Derivative financial instruments	19	**3.7**	–
Available for sale financial assets	20	**0.5**	0.7
		6,395.3	6,290.8
Current assets			
Inventory	21	**54.4**	66.0
Trade and other receivables	22	**481.5**	492.5
Derivative financial instruments	19	**10.8**	–
Cash and cash equivalents	23	**142.6**	90.8
		689.3	649.3
Assets held for sale	11	**41.5**	–
Total assets		**7,126.1**	6,940.1
Current liabilities			
Borrowings	24	**(808.2)**	(486.5)
Derivative financial instruments	19	**(114.4)**	–
Trade and other payables	25	**(540.6)**	(578.0)
Current income tax liabilities		**(48.8)**	(69.6)
Provisions for other liabilities and charges	27	**(30.1)**	(32.2)
Liabilities directly associated with assets classified as held for sale	11	**(28.5)**	–
		(1,570.6)	(1,166.3)
Non-current liabilities			
Borrowings	24	**(2,295.5)**	(2,498.9)
Derivative financial instruments	19	**(30.1)**	–
Trade and other payables	25	**(158.7)**	(129.2)
Deferred tax liabilities	26	**(870.2)**	(888.1)
Retirement benefit obligations	27	**(221.9)**	(317.5)
Provisions for other liabilities and charges	28	**(80.1)**	(90.6)
		(3,656.5)	(3,924.3)
Total liabilities		**(5,227.1)**	(5,090.6)
Net assets		**1,899.0**	1,849.5
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	29	**227.2**	225.8
Share premium account	30	**48.6**	38.4
Other reserves	31	**432.4**	467.3
Retained earnings	32	**1,188.2**	1,116.1
Equity attributable to the company's equity shareholders	32	**1,896.4**	1,847.6
Minority interests	32	**2.6**	1.9
Total equity	32	**1,899.0**	1,849.5

Signed on behalf of the board who approved the accounts on 5 June 2006.



Sir John Egan
Chairman



Michael McKeon
Group Finance Director

Consolidated cash flow statement
Year ended 31 March 2006

	Notes	2006 £m	2005 £m
Cash generated from operations	35	**758.9**	623.3
Interest paid		**(139.4)**	(136.3)
Interest element of finance lease rental payments		**(45.1)**	(16.8)
Tax paid		**(68.3)**	(36.5)
Net cash generated from operating activities		**506.1**	433.7
Investing activities			
Interest received		**4.4**	2.0
Dividends received from associates and joint ventures		**2.7**	3.5
Net loans advanced to associates and joint ventures		**(2.3)**	(1.8)
Net cash inflow from available for sale fixed asset investments		**0.2**	1.4
Acquisition of subsidiaries net of cash acquired		**(0.3)**	(3.1)
Proceeds on disposal of subsidiary		**1.6**	–
Proceeds on disposal of associate		**–**	6.5
Proceeds on disposal of property, plant and equipment		**8.4**	15.6
Purchases of intangible assets		**(29.6)**	(34.2)
Purchases of property, plant and equipment		**(407.5)**	(417.8)
Contributions and grants received		**32.8**	30.0
Net cash used in investing activities		**(389.6)**	(397.9)
Financing activities			
Dividends paid to shareholders of the parent		**(234.3)**	(162.0)
Dividends paid to minority interests		**(0.8)**	(0.6)
Repayments of borrowings		**(500.2)**	(442.4)
Receipts from sale and lease back transactions		**170.2**	–
Repayment of obligations under finance leases		**(167.7)**	(8.1)
New loans raised		**648.8**	556.6
Purchases of own shares		**–**	(4.1)
Issue of shares		**11.6**	5.5
Net cash used in financing activities		**(72.4)**	(55.1)
Increase/(decrease) in cash and cash equivalents		**44.1**	(19.3)
Net cash and cash equivalents at beginning of the period		**64.4**	83.2
Effect of foreign exchange rates		**1.9**	0.5
Net cash and cash equivalents at the end of the period	35	**110.4**	64.4
Net cash and cash equivalents comprise			
Cash and cash equivalents	35	**142.6**	90.8
Bank overdrafts	35	**(32.2)**	(26.4)
Net cash and cash equivalents at the end of the period	35	**110.4**	64.4

Consolidated statement of recognised income and expense
Year ended 31 March 2006

	Notes	2006 £m	2005 £m
Losses on cash flow hedges taken to equity		**0.3**	–
Exchange movement on translation of overseas results and net assets		**21.6**	(3.6)
Exchange differences on hedges of net investment		**(5.3)**	0.8
Tax on exchange differences on foreign currency hedging		**1.8**	(0.2)
Actuarial gains on defined benefit pension schemes		**26.3**	43.2
Deferred tax on items posted directly to equity		**(8.0)**	(13.0)
Net income recognised directly in equity	30,31	**36.7**	27.2
Transfers			
Transfers to income statement on cashflow hedge		**4.5**	–
Deferred tax on transfers to income statement		**(1.4)**	–
Profit for the period		**223.0**	158.1
Total recognised income and expense for the period		**262.8**	185.3
Attributable to:			
Equity holders of the parent		**261.4**	184.6
Minority interest		**1.4**	0.7
Total recognised income and expense for the period		**262.8**	185.3
Change in accounting policy on adoption of IAS32 and IAS39 all attributable to equity holders of the parent	31,32	**(57.8)**	–

Notes to the group financial statements

1 General information

The Severn Trent group has a number of operations. These are described in the segmental analysis in note 4.

Severn Trent Plc is a company incorporated and domiciled in the United Kingdom. The address of its registered office is shown on the back of the cover of the annual report and accounts.

Severn Trent Plc is listed on the London Stock Exchange.

2 Accounting policies

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2006 and those parts of the Companies Act 1985 applicable to companies reporting under IFRS as adopted by the European Union.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

b) First time adoption of IFRS

The group's date of transition to IFRS is 1 April 2004 and all comparative information in the financial statements has been restated to reflect the group's adoption of IFRS, except where otherwise required or permitted by International Financial Reporting Standard 1 – 'First Time Adoption of International Financial Reporting Standards' (IFRS 1). Details of this transition are given in note 41.

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 requires the standards effective at the reporting date to be applied retrospectively, however, retrospective application is prohibited in some areas. In addition, there are a number of optional exemptions from full retrospective application of IFRSs within IFRS 1.

Group policy on optional IFRS 1 exemptions is as follows:

- Not to apply International Financial Reporting Standard 3 – 'Business Combinations' (IFRS 3) retrospectively to past business combinations;
- To establish a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure fixed assets by reference to the fair value of these assets at the date of transition to IFRS, 1 April 2004;
- To recognise all cumulative actuarial gains and losses relating to defined benefit pension schemes at the date of transition;
- To deem cumulative translation differences for all foreign operations to be zero at the date of transition;
- Not to apply the requirements of International Financial Reporting Standard 2 – 'Share Based Payments' (IFRS 2) to options granted under the group's Save As You Earn schemes prior to 7 November 2002. The requirements of IFRS 2 have been applied to shares conditionally awarded under the group's Long Term Incentive Plan schemes before 7 November 2002 but not vested or lapsed before 1 April 2004 since the fair values of these awards has been publicly disclosed previously.

c) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiaries, joint ventures and associated undertakings.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since that date. Losses attributable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of subsidiaries are consolidated where the group has the power to control a subsidiary. The results of joint venture undertakings are accounted for on an equity basis where the company exercised joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company holding is 20% or more and the company has the power to exercise significant influence.

d) Revenue recognition

Revenue represents the fair value of consideration receivable, excluding value added tax, trade discounts and inter-company sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods to which the sale relates have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Turnover includes an estimate of the amount of mains water and wastewater charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the shareholders' rights to receive payment have been established. Interest and dividend income are included in finance income.

e) Segmental reporting

Each of the group's business and geographical segments provide services that are subject to risks and returns that are different from those of the other business segments.

f) Property, plant and equipment

Property, plant and equipment comprises:

i) Infrastructure assets

Infrastructure assets are included at cost (or deemed cost on transition to IFRS) less accumulated depreciation. The costs of day to day servicing of infrastructure components are recognised in the profit and loss account as they arise. Where it is probable that the money spent will cause future economic benefits to flow to the group, then costs are capitalised. Infrastructure assets are depreciated over their useful economic lives, which are as follows:

	Years
Impounding reservoirs	250
Raw water aqueducts	250
Mains	80-150
Sewers	150-200

ii) Landfill sites

Landfill sites are included within Land and buildings at cost less accumulated depreciation.

The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space.

iii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives to their residual value, which are principally as follows:

	Years
Buildings	30-60
Operational structures	40-80
Fixed plant	20-40
Vehicles, mobile plant and computers	2-15

Assets in the course of construction are not depreciated until commissioned.

Interest costs of debt raised to finance new property, plant and equipment are not included within the cost of those fixed assets, but are expensed to the income statement as they arise.

g) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the lower of the fair value of the leased asset or the present value of the minimum lease payments is capitalised as an asset with a corresponding liability representing the obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement at a constant rate over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

Where assets are financed by leasing arrangements where substantially all the risks and rewards of ownership remain with the lessor, these are classified as operating leases. Rental costs arising under operating leases are expensed on a straight line basis over the term of the lease. Leases of land are normally treated as operating leases, unless ownership is transferred at the end of the lease.

h) Grants and contributions

Grants and contributions received in respect of non-current assets, including charges made for new connections to the water and sewerage networks, are treated as deferred income and released to the income statement over the useful economic life of those assets.

Where grants and contributions are given for the purpose of compensation for expenses incurred with no future related costs, then these are recognised in the income statement in the period that they become receivable.

i) Impairment of non-current assets

If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non-current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Fair value less costs to sell represents the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing third parties, less costs of disposal. Value in use represents the present value of future cash flows expected to be derived from a cash generating unit, discounted using a pre-tax discount rate that reflects current market assessments of the cost of capital of the cash generating unit or asset.

The discount rate used is based on the group's cost of capital adjusted for the risk profiles of individual businesses.

Goodwill is tested for impairment on an annual basis. Impairment reviews are also carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that non-current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement.

j) Investments

The group followed the transitional provisions of IFRS and adopted International Accounting Standard 39 – 'Financial Instruments: Recognition and Measurement' (IAS 39) and International Accounting Standard 32 – 'Financial Instruments: Disclosure and Presentation' (IAS 32) from 1 April 2005.

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in equity is taken to the income statement.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest method, with any gains or losses being recognised in the income statement.

Prior to 1 April 2005, the group held investments at historical cost less any provision for impairment.

k) Inventory
Inventory and work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials, transport and attributable overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites.

The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services.

Income and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

l) Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of, cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition, and include cash and balances at central banks, treasury bills and other eligible bills, loans and certificates of deposit. Cash and cash equivalents also include overdrafts repayable on demand.

m) Provisions
Provisions are made where there is a present obligation as a result of a past event and it is probable that there will be an outflow of economic benefits to settle this obligation and a reliable estimate of this amount can be made. The group's policy on provisions for specific areas is as follows:

- Landfill restoration costs: Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the income statement on the basis of the usage of void space.
- Environmental control and aftercare costs: Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space. Material environmental control and aftercare costs are discounted by applying an appropriate discount rate.
- Insurance: Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's independent insurance advisers.

n) Pension costs
The group operates both defined benefit and defined contribution pension schemes.

Defined benefit pension scheme assets are measured using bid price. Defined benefit pension scheme liabilities are measured at the balance sheet date by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. The increase in the present value of the liabilities of the group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Costs of defined contribution pension schemes are charged to the income statement in the period in which they fall due.

o) Foreign currency
The results of overseas subsidiary and associated undertakings are translated into the presentational currency of the group, sterling, using average rates of exchange ruling during the year.

The net investments in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in equity. On disposal of a foreign currency denominated subsidiary, the deferred cumulative amount recognised in equity (since 1 April 2004 under the transitional rule of IFRS 1 – see note 2b) relating to that entity is recognised in the income statement

Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in equity to the extent that the hedge is effective (see note 2u).

All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. Any exchange differences so arising are dealt with through the income statement. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the income statement.

p) Research and development

Research expenditure is expensed when it is incurred. Development expenditure is capitalised and written off over its expected useful economic life where the following criteria are met:

- > An asset is created that can be identified;
- > It is probable that the asset created will generate future economic benefits; and
- > The development cost can be measured reliably.

Expenditure on property, plant and equipment relating to research and development projects is capitalised and written off over the expected useful life of those assets.

q) Deferred taxation

Deferred taxation is provided in full, using the liability method, on taxable temporary differences between the tax basis of assets and liabilities and their carrying amounts in the financial statements. A deferred tax asset is only recognised to the extent it is probable that sufficient taxable profits will be available in the future to utilise it. Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

r) Goodwill

Goodwill represents the excess of the fair value of purchase consideration over the fair value of the net assets acquired. Goodwill arising on acquisition of subsidiaries is included in intangible assets, whilst goodwill arising on acquisition of associates is included in investments in associates. If an acquisition gives rise to negative goodwill this is credited directly to the income statement.

Goodwill arising on all acquisitions prior to 1 April 1998 was written off to reserves under UK GAAP and remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset.

Goodwill is tested for impairment in accordance with the policy set out above and carried at cost less accumulated impairment losses. Goodwill is allocated to the cash generating unit that derives benefit from the goodwill for impairment testing purposes.

Fair value accounting adjustments are made in respect of acquisitions. Fair value adjustments based on provisional estimates are amended within one year of the acquisition, if required, with a corresponding adjustment to goodwill.

Where goodwill forms part of a cash-generating unit and all or part of that unit is disposed of, the associated goodwill is included in the carrying amount of that operation when determining the gain or loss on disposal of the operation.

s) Intangible non-current assets

Intangible assets acquired separately are capitalised at cost and when acquired in a business combination are capitalised at fair value at the date of acquisition. Following initial recognition, the historical cost model is applied to intangible assets. Amortisation charged on assets with finite lines is taken to the income statement through operating expenses.

Finite life intangible assets are amortised on a straight line basis over their estimated useful economic lives as follows:

	Years
Software	3-10
Other assets	2-20

Intangible assets are reviewed for impairment where indicators of impairment exist.

t) Trade receivables

Trade receivables are measured at fair value on initial recognition and are subsequently measured at amortised cost using the effective interest rate method unless there there is objective evidence that the asset is impaired where it is written down to is recoverable amount and the irrecoverable amount is recognised as an expense.

Non-current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation is not charged on such assets.

u) Financial instruments

The group has taken advantage of the IFRS 1 exemption from application of IAS 32 and IAS 39 has applied these standards from 1 April 2005. Comparative information for financial instruments has been presented in accordance with the UK Financial Reporting Standard 13 – 'Financial Instruments'. Under this Standard derivative financial instruments were recognised at historical cost and were not remeasured at fair value except that, where currency swaps were used to hedge foreign currency investments, the future currency exchange in such contracts was revalued to the rate of exchange at the balance sheet date and the related gain or loss was taken directly to equity.

The accounting policy after 1 April 2005 is as follows:

i) Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

u) Financial instruments continued

ii) Derivative financial instruments and hedging activities

The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the income statement where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity, and the ineffective portion in the income statement. The gains or losses deferred in equity in this way are recycled through the income statement in the same period in which the hedged underlying transaction or firm commitment is recognised in the income statement.

Forward currency contracts and foreign currency borrowings are used to hedge net investments in foreign currency denominated operations and to the extent that they are designated and effective as net investment hedges are matched in equity against changes in value of the related assets. Any ineffectiveness is taken to the income statement.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the income statement in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs, or transferred to the income statement if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with gains and losses reported in the income statement.

The accounting policy prior to 1 April 2005 is as follows:

iii) Debt instruments

The financial costs of debt instruments are charged to the income statement over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity.

Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to equity and reported in the statement of recognised income and expense.

iv) Derivative financial instruments

Financial instruments, in particular, interest rate swaps and to a lesser extent currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments.

Financial instruments are accounted for as follows:

- interest rate swaps are used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.
- currency swaps are used to hedge foreign currency investments. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

v) Share-based payments

The group operates a number of equity settled, share-based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions. The number of awards that are expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The change is adjusted to reflect shares that do not vest as a result of failing to meet a non-market condition.

w) Pre-contract costs

Pre-contract costs are expensed as incurred, except where it is virtually certain that the contract will be awarded, in which case they are recognised as an asset which is written off to the income statement over the life of the contract.

x) Discontinued operations and assets held for sale

Where an asset or group of assets (a disposal group) is available for immediate sale and the sale is highly probable and expected to occur within one year, then the disposal group is deemed as held for sale. The disposal group is measured at the lower of the carrying amount and fair value less costs to sell.

Where a group of assets (a component), which comprises operations that can be clearly distinguished operationally and for financial reporting purposes from the rest of the group, has been disposed of or classified as held for sale, and

> represents a separate major line of business or geographical area of operations, or
> is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or
> is a subsidiary acquired exclusively with a view to resale

then the component is classified as a discontinued operation.

y) Purchase of own shares

The group balance sheet incorporates the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) and which have not vested unconditionally by the balance sheet date. These are shown as a deduction from shareholders' funds until such time as they vest.

z) Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

aa) Trade payables

Trade payables are initially measured at fair value and are subsequently measured at amortised cost, using the effective interest rate method.

ab) Exceptional items

Exceptional items are income or expenditure, which individually or, if of a similar type, in aggregate need to be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view.

3 New accounting policies and future requirements

The following statements have been issued by the International Accounting Standard Board and are likely to affect future financial statements.

International Financial Reporting Standard 7 – 'Financial instruments: Disclosures' (IFRS 7) was issued in August 2005 and is required to be implemented by Severn Trent from 1 April 2007. The standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments.

International Financial Reporting Interpretation Committee/Interpretation 4 – 'Determining whether an arrangement contains a lease' (IFRIC 4) was issued in December 2004 and is required to be implemented by Severn Trent from 1 April 2006. The interpretation requires arrangements that may have the nature, but not the legal form, of a lease to be accounted for in accordance with International Accounting Standard 17 – 'Leases'. This interpretation is not expected to have a material impact on the group.

The directors assess that the other standards issued but not yet effective are not applicable to the group.

4 Segmental analysis

The group is organised into four main business segments:

Water and Sewerage

Provides water and sewerage services to domestic and commercial customers in England and Wales.

Waste Management

Provides collection, landfill and special waste services to industrial and commercial customers and local authorities in the UK.

Laboratories

Provides environmental testing services in the US and UK.

Water Purification and Operating Services

Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe.

Other Businesses Include IT Services and Solutions, Engineering Consultancy, Severn Trent Property and Derwent Insurance. The external IT services and Engineering Consultancy activities were sold or terminated during the year.

The group is also organised into geographical regions, UK, US and Europe. Geographical information is classified by the location of the principal operations of each business unit.

a) **Primary reporting format – business segment**

Turnover	United Kingdom		United States		Europe		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing Operations								
Water and Sewerage	**1,150.9**	1,015.1	**–**	–	**–**	–	**1,150.9**	1,015.1
Waste Management	**712.3**	629.5	**–**	–	**–**	–	**712.3**	629.5
Laboratories	**32.3**	30.0	**134.7**	132.6	**–**	–	**167.0**	162.6
Water Purification and Operating Services	**71.7**	34.2	**163.9**	148.9	**32.2**	25.0	**267.8**	208.1
Other Businesses	**50.6**	80.1	**9.1**	6.7	**–**	–	**59.7**	86.8
Eliminations	**(60.7)**	(86.9)	**(2.0)**	(0.8)	**–**	–	**(62.7)**	(87.7)
Group – continuing operations	**1,957.1**	1,702.0	**305.7**	287.4	**32.2**	25.0	**2,295.0**	2,014.4

Profit before interest, tax and exceptional items	United Kingdom		United States		Europe		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing Operations								
Water and Sewerage	**400.4**	307.5	**–**	–	**–**	–	**400.4**	307.5
Waste Management	**89.2**	78.9	**–**	–	**–**	–	**89.2**	78.9
Laboratories	**5.2**	4.8	**5.9**	10.4	**–**	–	**11.1**	15.2
Water Purification and Operating Services	**5.0**	0.7	**5.2**	6.7	**1.8**	1.5	**12.0**	8.9
Other Businesses	**(2.7)**	10.0	**(0.8)**	(3.0)	**–**	–	**(3.5)**	7.0
Corporate	**(22.2)**	(17.8)	**–**	–	**–**	–	**(22.2)**	(17.8)
Eliminations	**1.2**	(0.9)	**–**	–	**–**	–	**1.2**	(0.9)
Group – continuing operations	**476.1**	383.2	**10.3**	14.1	**1.8**	1.5	**488.2**	398.8

Exceptional items (note 7)	United Kingdom		United States		Europe		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing Operations								
Water and Sewerage	**(4.8)**	(2.8)	**–**	–	**–**	–	**(4.8)**	(2.8)
Waste Management	**–**	–	**–**	–	**–**	–	**–**	–
Laboratories	**–**	–	**–**	–	**–**	–	**–**	–
Water Purification and Operating Services	**–**	–	**–**	–	**–**	4.3	**–**	4.3
Other Businesses	**(5.9)**	(3.4)	**2.8**	(0.4)	**–**	–	**(3.1)**	(3.8)
Corporate	**(7.8)**	–	**–**	–	**–**	–	**(7.8)**	–
Eliminations	**–**	–	**–**	–	**–**	–	**–**	–
Group – continuing operations	**(18.5)**	(6.2)	**2.8**	(0.4)	**–**	4.3	**(15.7)**	(2.3)

Profit before interest and tax	United Kingdom		United States		Europe		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing Operations								
Water and Sewerage	**395.6**	304.7	**–**	–	**–**	–	**395.6**	304.7
Waste Management	**89.2**	78.9	**–**	–	**–**	–	**89.2**	78.9
Laboratories	**5.2**	4.8	**5.9**	10.4	**–**	–	**11.1**	15.2
Water Purification and Operating Services	**5.0**	0.7	**5.2**	6.7	**1.8**	5.8	**12.0**	13.2
Other Businesses	**(8.6)**	6.6	**2.0**	(3.4)	**–**	–	**(6.6)**	3.2
Corporate	**(30.0)**	(17.8)	**–**	–	**–**	–	**(30.0)**	(17.8)
Eliminations	**1.2**	(0.9)	**–**	–	**–**	–	**1.2**	(0.9)
Group – continuing operations	**457.6**	377.0	**13.1**	13.7	**1.8**	5.8	**472.5**	396.5
Total net finance costs							**(204.6)**	(169.5)
Share of post tax results of associates and joint ventures								
Waste Management							**1.0**	1.1
Water Purification and Operating Services							**1.6**	1.7
Other Businesses							**(0.5)**	(1.0)
							2.1	1.8
Profit before tax							**270.0**	228.8
Tax							**(42.7)**	(71.5)
Profit from continuing operations							**227.3**	157.3
(Loss)/profit from discontinued operations							**(4.3)**	0.8
Profit for the period							**223.0**	158.1

Other segment items are:

	Capital expenditure		Depreciation and amortisation	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Water and Sewerage	**335.6**	369.9	**219.7**	207.4
Waste Management	**79.5**	69.4	**58.2**	63.6
Laboratories	**9.2**	8.2	**9.0**	8.2
Water Purification and Operating Services	**5.6**	18.7	**5.1**	4.6
Other Businesses	**0.2**	1.0	**3.4**	1.9
Corporate	**–**	0.1	**0.6**	0.8
Eliminations	**(3.3)**	(4.7)	**(4.3)**	(3.9)
	426.8	462.6	**291.7**	282.6

Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment assets and liabilities are as follows:

Assets	Segment assets		Investments in associates and joint ventures		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Water and Sewerage	**5,677.4**	5,565.4	**0.4**	0.4	**5,677.8**	5,565.8
Waste Management	**884.1**	907.8	**0.6**	0.8	**884.7**	908.6
Laboratories	**162.6**	150.3	**–**	–	**162.6**	150.3
Water Purification and Operating Services	**234.0**	198.4	**19.7**	16.4	**253.7**	214.8
Other Businesses	**24.9**	86.4	**8.6**	8.2	**33.5**	94.6
	6,983.0	6,908.3	**29.3**	25.8	**7,012.3**	6,934.1
Assets held for sale					**41.5**	–
Unallocated corporate assets					**72.3**	6.0
Group total assets					**7,126.1**	6,940.1

Liabilities	Segment liabilities	
	2006 £m	2005 £m
Water and Sewerage	**(682.3)**	(632.9)
Waste Management	**(207.1)**	(242.1)
Laboratories	**(18.5)**	(18.1)
Water Purification and Operating Services	**(65.8)**	(53.8)
Other Businesses	**(47.7)**	(72.5)
	(1,021.4)	(1,019.4)
Assets held for sale	**(28.5)**	–
Unallocated corporate liabilities	**(4,177.2)**	(4,071.2)
Group total liabilities	**(5,227.1)**	(5,090.6)

Segment assets comprise goodwill and other intangible assets, property, plant and equipment, inventories, derivatives designated as hedges for future transactions, receivables and operating cash. They exclude deferred taxation, investments and derivatives designated as hedges of borrowings.

Segment liabilities comprise operating liabilities, but exclude items such as taxation and corporate borrowings and related hedging derivatives.

Discontinued operations comprises the Belgian Waste Management activities. The total revenue, results assets and liabilities of the Waste Management segment are set out below. Further details are given in note 11.

	Gross turnover		Inter-segment sales		Total turnover	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing operations	**712.3**	629.5	**–**	–	**712.3**	629.5
Discontinued operations	**58.4**	66.7	**–**	–	**58.4**	66.7
Total	**770.7**	696.2	**–**	–	**770.7**	696.2

	Segment result before exceptional items		Exceptional items		Segment result after exceptional items	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing operations	**89.2**	78.9	**-**	–	**89.2**	78.9
Discontinued operations	**(4.1)**	3.3	**-**	–	**(4.1)**	3.3
Total	**85.1**	82.2	**–**	–	**85.1**	82.2

Secondary reporting format - geographical segments

The group's revenue analysed by geographical market (by destination) was as follows:

	2006 £m	2005 £m
Turnover		
UK	**1,958.9**	1,696.7
US	**274.2**	262.1
Europe	**36.8**	30.8
Other	**25.1**	24.8
	2,295.0	2,014.4

The carrying amount of the group's assets and additions to property plant and equipment analysed by the geographical area in which the assets are located was as follows:

	Total assets – based on location		Capital expenditure	
	2006 £m	2005 £m	**2006 £m**	2005 £m
UK	**6,757.7**	6,576.4	**411.1**	450.3
US	**271.1**	254.6	**12.4**	10.2
Europe	**55.8**	109.1	**3.3**	2.1
	7,084.6	6,940.1	**426.8**	462.6
Assets held for sale (Europe)	**41.5**	–		
	7,126.1	6,940.1		

5 Revenue

	2006 £m	2005 £m
Water and sewerage services	**1,137.7**	999.3
Other services	**1,091.2**	982.2
Sales of goods	**62.9**	49.3
Revenue from long term contracts	**65.9**	71.3
Eliminations	**(62.7)**	(87.7)
Total turnover	**2,295.0**	2,014.4
Interest receivable (note 9)	**4.1**	3.5
Sales from discontinued operations (note 11)	**58.4**	66.7
Total revenue	**2,357.5**	2,084.6

6 Operating costs

	2006 £m	2005 £m
Wages and salaries	**442.0**	427.6
Social security costs	**36.5**	33.3
Pension costs	**43.7**	47.9
Total employee costs	**522.2**	508.8
Power	**43.9**	41.3
Raw materials and consumables	**179.0**	151.9
Rates	**64.8**	58.3
Impairment of trade debtors	**26.3**	22.1
Service charges	**27.5**	25.7
Waste disposal costs	**90.7**	83.6
Depreciation of property, plant and equipment	**262.4**	253.9
Amortisation of intangible fixed assets	**29.3**	22.3
Hired and contracted services	**154.3**	121.8
Environmental and landfill restoration costs	**9.2**	8.4
Operating lease rentals		
– land and buildings	**12.8**	12.2
– other	**11.9**	10.6
Hire of plant and machinery	**20.3**	19.4
Research and development expenditure	**3.9**	2.7
Profit on disposal of fixed assets	**(3.3)**	(7.5)
Foreign exchange losses	**(0.1)**	0.4
Water and Sewerage infrastructure maintenance expenditure	**94.5**	77.2
Other operating costs	**344.8**	305.6
	1,894.4	1,718.7
Government grants released from deferred income	**(0.6)**	(0.6)
Own work capitalised	**(71.3)**	(100.2)
Total operating costs	**1,822.5**	1,617.9

Operating costs include £15.7 million (2005: £2.3 million) of exceptional costs. Further details are given in note 7. The pension costs shown above are included in operating costs. Pension costs reported elsewhere (interest costs, expected returns on assets and actuarial gains and losses) are excluded.

During the year the following fees were charged by the auditors:

	2006 £m	2005 £m
Audit related		
Group statutory	**1.0**	0.9
Regulatory	**0.1**	0.1
	1.1	1.0
Taxation Services		
Compliance	**–**	0.1
Advisory	**0.2**	0.1
	0.2	0.2
Other Services	**0.9**	2.0
Total fees	**2.2**	3.2

The amounts charged in the year ended 31 March 2006 relate to Deloitte & Touche LLP and its affiliates and in the year ended 31 March 2005 relate to PricewaterhouseCoopers LLP and its affiliates.

Taxation services include compliance services, such as tax return preparation, and advisory services.

In 2006, other services primarily include a controls review within Severn Trent Water and an investigation into environmental taxes in Biffa Belgium. In 2005, other services primarily included forensic accounting services and provision of advice related to transition to IFRS.

Included in auditors' remuneration above is £135,000 (2005: £105,000) in respect of the audit of the company.

Details of directors' remuneration are set out in the Remuneration report on pages 40 to 51.

7 Exceptional items

An exceptional charge of £15.7 million arose in the year ending 31 March 2006. This comprises:

An exceptional restructuring charge of £7.9 million arose comprising:

> £4.8 million arising in Severn Trent Water as a result of costs associated with a redundancy programme undertaken to meet AMP4 efficiency targets

> a net £3.1 million arising in Systems relating to the cessation of trading with external customers and disposal of the Worksuite and CIS operations.

£7.8 million of costs arose relating to the demerger of Biffa and other strategic reviews undertaken.

In the year ended 31 March 2005, restructuring costs and termination of operations of £14.2 million comprised: a charge of £10.4 million relating to restructuring of Severn Trent Water; and losses on termination of operations amounting to £3.8 million. The loss on termination of operations arose from decisions to close one of the group's US Systems businesses and to cease trading with external customers for the group's UK IT Services and Engineering Consultancy businesses.

In the year ended 31 March 2005, a profit of £11.9 million on the disposal of properties and investments arose. This comprised £6.1 million on the sale of land and buildings by Severn Trent Water, £4.3 million on the disposal of the group's interest in its associated undertaking, Indaqua Industria e Gestao de Aguas and £1.5 million on disposal of a non-current asset investment by Severn Trent Water.

8 Employee numbers

Average number of employees (including executive directors) during the year (full time equivalent):

	2006 Number	2005 Number
By type of business:		
Water and Sewerage	**5,188**	5,106
Waste Management	**5,552**	5,353
Laboratories	**2,797**	2,756
Water Purification and Operating Services	**2,425**	2,343
Other Businesses and Corporate	**350**	816
	16,312	16,374
By geographical location:		
UK	**11,522**	11,569
Other – principally US and Europe	**4,790**	4,805
	16,312	16,374

9 Net finance costs

	2006 £m	2005 £m
Investment income		
Interest receivable on bank deposits	**4.1**	3.5
Net finance income on defined benefit pension share	**3.8**	–
	7.9	3.5
Finance costs		
Interest on bank loans and overdrafts	**(24.5)**	(29.4)
Interest on other loans	**(121.0)**	(113.5)
Interest on finance leases	**(26.0)**	(24.0)
Total borrowing costs	**(171.5)**	(166.9)
Interest cost on discounted provisions	**(2.3)**	(2.3)
Net finance cost on defined benefit pension scheme	**–**	(1.2)
Other financial expenses	**(2.0)**	(2.6)
Total finance costs	**(175.8)**	(173.0)
Fair value movements on treasury instruments	**(36.7)**	–
Net finance costs	**(204.6)**	(169.5)

10 Taxation

a) Analysis of tax charge in the year

		2006 £m	2005 £m
Current tax			
Continuing operations			
Current year at 30%		**87.8**	49.4
Prior year at 30%		**(39.1)**	(11.5)
Total current tax relating to continuing operations		**48.7**	37.9
Current tax relating to discontinued operations		**0.1**	1.8
Total current tax		**48.8**	39.7
Deferred tax			
Continuing operations			
Origination and reversal of temporary differences	– current year	**5.1**	19.4
Origination and reversal of temporary differences	– prior year	**(11.1)**	14.2
Total deferred tax relating to continuing operations		**(6.0)**	33.6
Deferred tax relating to discontinued operations		**0.2**	0.9
Total deferred tax		**(5.8)**	34.5
Total tax charge relating to continuing operations		**42.7**	71.5
Total tax charge relating to discontinued operations		**0.3**	2.7
Total tax charge		**43.0**	74.2

b) Factors affecting the tax charge in the year

The tax expense for the current year is lower than the standard rate of corporation tax in the UK (2006 and 2005: 30%). The differences are explained below:

	2006 £m	2005 £m
Profit on ordinary activities before tax:		
Continuing operations	**270.0**	228.8
Discontinued operations	**(4.0)**	3.5
	266.0	232.3
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK (2006 and 2005: 30%)	**79.8**	69.7
Effects of:		
Tax effect of share of results of associates and joint ventures	**0.3**	0.3
Tax effect of expenditure not deductible in determining taxable profit	**14.9**	1.2
Effect of different rates of tax in overseas jurisdictions	**(1.3)**	0.3
Adjustments in respect of prior years	**(50.7)**	2.7
Total tax charge	**43.0**	74.2

c) Tax charged directly to equity

In addition to the amount charged to the income statement, the following amounts of tax have been charged directly to equity

	2006 £m	2005 £m
Current tax		
Tax on exchange differences on foreign currency hedging	**(1.8)**	0.2
Total current tax charged directly to equity	**(1.8)**	0.2
Deferred tax		
Tax on actuarial gains/losses	**8.0**	13.0
Tax on cash flow hedging	**1.4**	–
Tax on share based payments	**(0.8)**	0.4
	8.6	13.4
Deferred tax asset arising on adoption of IAS 39 credited directly to equity	**(21.2)**	–

11 Discontinued operations

On 12 May 2006, the group agreed to sell Biffa Belgium to Veolia for €45 million. It is expected that this transaction will be completed before the end of June 2006. The transaction is conditional upon clearance from the Belgian competition authorities.

a) Profit from discontinued operations

	2006 £m	2005 £m
Turnover	**58.4**	66.7
Expenses	**(62.5)**	(63.4)
(Loss)/profit before interest and tax	**(4.1)**	3.3
Net financing income	**0.1**	0.2
Tax	**(0.3)**	(2.7)
Post tax results	**(4.3)**	0.8

b) Assets and liabilities of disposal group

Goodwill	**2.1**
Property, plant and equipment	**22.7**
Intangible assets	**0.2**
Current assets	**14.8**
Current income tax	**0.7**
Deferred tax assets	**1.0**
Total assets	**41.5**
Trade and other payables	**(18.5)**
Current income tax	**–**
Provisions	**(10.0)**
Total liabilities	**(28.5)**

c) Cash flows from discontinued operations

	2006 £m	2005 £m
Net cash flows from operating activities	**6.7**	7.3
Net cash flows from investing activities	**(2.9)**	(1.8)
Net cash flows from financing activities	**–**	–
	3.8	5.5

d) Earnings per share from discontinued operations

	2006 Earnings £ m	2006 Weighted average number of shares m	2006 Per share amount pence	2005 Earnings £ m	2005 Weighted average number of shares m	2005 Per share amount pence
Basic earnings per share from discontinued operations	**(4.3)**	**346.6**	**(1.3)**	0.8	344.7	0.3
Diluted earnings per share from discontinued operations	**(4.3)**	**348.9**	**(1.2)**	0.8	347.2	0.3

12 Dividends

	Pence per share	2006 £m	Pence per share	2005 £m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the year ended 31 March 2005/2004	**30.30**	**104.8**	29.27	100.9
Interim dividend for the year ended 31 March 2006/2005	**19.16**	**66.5**	18.21	62.8
	49.46	**171.3**	47.48	163.7
Proposed final dividend for the year ended 31 March 2006	**31.97**	**111.3**		

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

13 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from continuing operations attributable to the equity holders of the company.

From continuing operations

	Earnings £ m	Weighted average number of shares m	2006 Per share amount pence	Earnings £ m	Weighted average number of shares m	2005 Per share amount pence
Basic earnings per share	**225.9**	**346.6**	**65.2**	156.6	344.7	45.4
Effect of dilutive options	**–**	**2.3**	**(0.5)**	–	2.5	(0.3)
Diluted earnings per share	**225.9**	**348.9**	**64.7**	156.6	347.2	45.1

From continuing and discontinued operations

	Earnings £ m	Weighted average number of shares m	2006 Per share amount pence	Earnings £ m	Weighted average number of shares m	2005 Per share amount pence
Basic earnings per share	**221.6**	**346.6**	**63.9**	157.4	344.7	45.7
Effect of dilutive options	**–**	**2.3**	**(0.4)**	–	2.5	(0.4)
Diluted earnings per share	**221.6**	**348.9**	**63.5**	157.4	347.2	45.3

Supplementary earnings per share

Supplementary adjusted earnings per share figures are presented. These exclude the effects of deferred tax, fair value movements on treasury instruments and exceptional items in both 2006 and 2005. The directors consider that the supplementary figures provide a useful additional indicator of performance.

	Earnings £m	Weighted average number of shares m	2006 Per share amount pence	Earnings £m	Weighted average number of shares m	2005 Per share amount pence
Basic earnings per share from continuing operations	**225.9**	**346.6**	**65.2**	156.6	344.7	45.4
Effect of:						
Exceptional restructuring costs and termination of operations	**7.9**	**–**	**2.3**	14.2	–	4.1
Exceptional demerger and related costs	**7.8**	**–**	**2.3**	–	–	–
Exceptional profit on disposal of property and investments	**–**	**–**	**–**	(11.9)	–	(3.5)
Tax related to exceptional items at 30%	**(4.7)**	**–**	**(1.4)**	1.0	–	0.3
Fair value movements on treasury instruments	**36.7**	**–**	**10.6**	–	–	–
Deferred tax	**(6.0)**	**–**	**(1.8)**	33.6	–	9.8
Adjusted earnings per share from continuing operations before exceptional items, fair value movements on treasury instruments and deferred tax	**267.6**	**346.6**	**77.2**	193.5	344.7	56.1
Diluted earnings per share from continuing operations	**225.9**	**348.9**	**64.7**	156.6	347.2	45.1
Effect of:						
Exceptional restructuring costs and termination of operations	**7.9**	**–**	**2.3**	14.2	–	4.1
Exceptional demerger and related costs	**7.8**	**–**	**2.3**	–	–	–
Exceptional profit on disposal of property and investments	**–**	**–**	**–**	(11.9)	–	(3.4)
Tax related to exceptional items at 30%	**(4.7)**	**–**	**(1.3)**	1.0	–	0.3
Fair value movements on treasury instruments	**36.7**	**–**	**10.5**	–	–	–
Deferred tax	**(6.0)**	**–**	**(1.8)**	33.6	–	9.6
Adjusted diluted earnings per share from continuing operations before exceptional items, fair value movements on treasury instruments and deferred tax	**267.6**	**348.9**	**76.7**	193.5	347.2	55.7

14 Goodwill

	2006 £m	2005 £m
Cost and net book value		
At 1 April	**499.1**	497.6
Acquisition of businesses	**0.1**	2.8
Fair value adjustments (prior year acquisitions)	**–**	(0.4)
Disposal of business	**(0.1)**	–
Additions	**1.4**	1.3
Classified as held for sale	**(2.1)**	–
Exchange adjustments	**7.9**	(2.2)
At 31 March	**506.3**	499.1

Goodwill impairment tests
Goodwill is allocated to the group's cash generating units (CGUs) identified according to country of operation and business segment.

A segment level summary of the goodwill allocation is presented below:

	UK		US		Europe	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Water and Sewerage	**–**	–	**–**	–	**–**	–
Waste Management	**390.5**	390.5	**–**	–	**–**	–
Laboratories	**12.3**	12.3	**62.3**	55.8	**–**	–
Water Purification and Operating Services	**0.2**	0.2	**34.6**	31.8	**6.4**	8.5
Other Businesses	**–**	–	**–**	–	**–**	–
	403.0	403.0	**96.9**	87.6	**6.4**	8.5

The recoverable amount of a CGU is determined using value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using an estimated nominal growth rate stated below. The growth rate does not exceed the long term average growth rate for the economy in which the CGU operates.

	Nominal growth rate		Discount rate	
	2006 %	2005 %	**2006 %**	2005 %
Waste Management	**2.3**	2.3	**8.1**	8.6
Laboratories	**3.0**	1.5	**11.0**	9.3
Water Purification and Operating Services	**3.0**	2.0	**11.0**	9.3

These assumptions have been used for the analysis of each CGU within the business segment. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

15 Intangible assets

	Computer software £m	Other assets £m	Total £m
Cost			
At 1 April 2004	187.4	11.1	198.5
Disposal of business	(3.1)	(0.1)	(3.2)
Additions	19.7	14.5	34.2
Reclassifications and transfer	0.2	3.9	4.1
Exchange adjustments	–	(0.2)	(0.2)
At 1 April 2005	204.2	29.2	233.4
Disposals	(14.6)	(1.5)	(16.1)
Additions	27.8	1.2	29.0
Acquired in business combination	–	0.1	0.1
Classified as held for sale	(1.3)	(0.3)	(1.6)
Reclassification and transfers	(3.7)	(9.4)	(13.1)
Exchange adjustments	0.1	0.6	0.7
At 31 March 2006	**212.5**	**19.9**	**232.4**
Amortisation			
At 1 April 2004	(80.0)	(5.5)	(85.5)
Amortisation for year	(21.2)	(1.1)	(22.3)
Disposals	3.1	0.1	3.2
Reclassifications and transfer	–	(3.0)	(3.0)
At 1 April 2005	(98.1)	(9.5)	(107.6)
Amortisation for year	(27.5)	(1.8)	(29.3)
Disposals	14.0	1.3	15.3
Classified as held for sale	1.2	0.2	1.4
Reclassifications and transfer	2.0	(1.4)	0.6
Exchange adjustments	(0.1)	(0.3)	(0.4)
At 31 March 2006	**(108.5)**	**(11.5)**	**(120.0)**
Net book value			
At 31 March 2006	**104.0**	**8.4**	**112.4**
At 31 March 2005	**106.1**	**19.7**	**125.8**

Other asset primarily comprise capitalised development costs, brands and patents.

Intangible assets include internally generated software of £112.4 million (2005: £128.2 million). Additions during the year totalled £25.4 million (2005: £17.8 million).

16 Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2004	2,142.7	6,174.4	8,317.1
Acquisition of businesses	(0.8)	0.8	–
Fair value adjustments (prior year acquisitions)	(0.2)	–	(0.2)
Disposal of business	–	(0.1)	(0.1)
Additions	118.3	310.1	428.4
Disposals	(9.6)	(130.9)	(140.5)
Reclassifications and transfers	(3.9)	(1.7)	(5.6)
Exchange adjustments	(0.2)	(0.3)	(0.5)
At 1 April 2005	2,246.3	6,352.3	8,598.6
Acquisition of businesses	–	0.1	0.1
Additions	101.1	296.7	397.8
Disposals	(5.7)	(82.4)	(88.1)
Reclassifications and transfers	23.1	(19.8)	3.3
Classified as held for sale	(18.2)	(62.8)	(81.0)
Exchange adjustments	2.4	7.6	10.0
At 31 March 2006	**2,349.0**	**6,491.7**	**8,840.7**
Depreciation			
At 1 April 2004	(673.5)	(2,158.8)	(2,832.3)
Charge for the year	(62.6)	(197.7)	(260.3)
Disposals	6.9	124.2	131.1
Reclassifications and transfers	(2.3)	4.6	2.3
Exchange adjustments	(0.1)	0.1	–
At 1 April 2005	(731.6)	(2,227.6)	(2,959.2)
Charge for year	(63.7)	(204.2)	(267.9)
Disposals	5.6	80.4	86.0
Reclassifications and transfers	(10.0)	2.4	(7.6)
Classified as held for sale	14.3	44.0	58.3
Exchange adjustments	(1.0)	(6.2)	(7.2)
At 31 March 2006	**(786.4)**	**(2,311.2)**	**(3,097.6)**
Net book value			
At 31 March 2006	**1,562.6**	**4,180.5**	**5,743.1**
At 31 March 2005	1,514.7	4,124.7	5,639.4

The carrying amount of property plant and equipment includes the following amounts in respect of assets held under finance leases.

	Land and buildings £m	Plant and equipment £m	Total £m
Net book value			
At 31 March 2006	**19.3**	**360.1**	**379.4**
At 31 March 2005	18.0	228.8	246.8

Plant and equipment includes £225.3 million (2005: £259.6 million) in respect of assets in the course of construction for which no depreciation is charged.

At 31 March 2006 the group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £148.5 million (2005: £174.2 million).

17 Interests in joint ventures

	2006 £m	2005 £m
Group's share of:		
Long term assets	**0.9**	0.9
Current assets	**4.2**	4.9
Current liabilities	**(7.1)**	(7.0)
Long term liabilities	**–**	–
Amounts due from joint ventures	**11.7**	10.7
	9.7	9.5
Group's share of:		
Turnover	**2.9**	3.0
Operating costs	**(1.9)**	(2.4)
Operating profit	**1.0**	0.6
Finance costs	**(0.4)**	(0.3)
Profit before tax	**0.6**	0.3
Tax	**(0.1)**	(0.2)
Profit after tax	**0.5**	0.1

The joint ventures have no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interests in the joint ventures. The group has no capital commitments in relation to its interests in the joint ventures.

Particulars of the group's principal joint venture undertakings at 31 March 2006 are:

	Nature of business	Percentage of share capital held	A ordinary shares of £1	B ordinary shares of £1
Biogeneration Limited	Power Generation	50%	500*	500
GMI Rovinian Limited	Property Development	50%	25,000	25,000*
Cognica Limited	Asset Management	50%	100,000*	100,000
East Leeds Development Company Limited	Property Development	50%	500*	500
East Leeds (Holdings) Limited	Property Development	50%	500*	500

*Held by the group

The country of incorporation and main operation of the joint ventures is Great Britain and they are registered in England and Wales.

18 Interests in associates

	2006 £m	2005 £m
At 1 April	**16.3**	17.7
Additions	**3.0**	–
Disposals	**–**	1.0
Loans repaid	**–**	(3.2)
Share of profits	**1.6**	1.7
Dividends receivable	**(1.5)**	(1.5)
Other movements	**0.2**	0.6
At 31 March	**19.6**	16.3
Group's share of:		
Total assets	**330.9**	313.1
Total liabilities	**(311.3)**	(296.8)
	19.6	16.3
Turnover	**41.9**	42.3
Profit before tax	**1.6**	1.7

The year end of Aquafin NV, one of the group's associated companies, is 31 December and the financial statements for the year ended 31 December 2005 have been used in applying the equity method of accounting for this associate since this is the most reliable financial information available.

On 2 June 2006 the group signed heads of terms to sell its interest in Aquafin NV to the Flemish Government for approximately £30 million.

The associates have no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interest in the associates. The group has no capital commitments in relation to its interests in the associates.

	Equity interest	Percentage of share capital held	Nature of business
ELDC (Triangle) Limited	760 B ordinary shares of £1*	38%	Property Development
Aquafin NV	160,000 shares of €124	20%	Sewerage Undertaking

* Held by East Leeds (Holdings) Limited

The country of incorporation and main operation is Great Britain and of registration is England and Wales, with the exception of Aquafin NV (Belgium).

19 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments, which form part of these financial statements, are set out below.

a) Financial liabilities analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

At 31 March 2006

				Fixed borrowings		
Currency	2006 Total £m	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Weighted average interest rate %	Weighted average period for which interest is fixed Years
Sterling	**3,112.9**	43.7	941.6	2,127.6	5.7	14.6
Euro	**36.4**	6.7	29.7	–		
US dollar	**13.8**	9.1	4.7	–		
Total financial liabilities at 31 March 2006	**3,163.1**	59.5	976.0	2,127.6		

At 31 March 2005

Currency	2005 Total £m	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed borrowings: Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Years
Sterling	2,944.3	40.9	1,005.3	1,898.1	6.0	17.4
Euro	41.9	15.5	26.4	–		
US dollar	63.7	8.1	55.6	–		
Total financial liabilities at 31 March 2005	3,049.9	64.5	1,087.3	1,898.1		

Non-interest bearing liabilities relate to onerous contracts and trade payables. The weighted average period to maturity of the onerous contracts is 1.5 years (2.0 years). Trade payables are all due in under 1 year.

In addition to the fixed debt above, the group has entered into a number of forward start accruing interest rate swaps. These had an initial notional value of £17 million and commence accreting notional value between 31 March 2005 and 2032. The maximum notional value of these swaps is £135 million. These swaps are floating to fixed and bear fixed interest at between 5.26% and 5.52%.

The group has also entered into £318 million of forward start interest rate swaps (floating to fixed) that commence between May 2006 and May 2009. These swaps all terminate in 2010 and 2011. These interest rate swaps bear interest between 4.53% and 4.87%.

Floating rate sterling denominated borrowings bear interest based on LIBOR, whilst euro denominated borrowings bear interest based on EURIBOR and dollar borrowings bear interest based on dollar LIBOR.

b) Investments in interest earning assets analysed by currency after taking account of various currency swaps entered into by the group

Currency	**2006 £m**	2005 £m
Sterling deposits	**87.8**	40.4
Sterling cash at bank	**54.8**	50.4
	142.6	90.8

Investments in interest earning assets comprise short-term deposits placed on money markets and certificates of deposit with a maturity date not exceeding one year.

Financial assets comprise £54.8 million of cash and £87.8 million of cash held on short term deposit. Sterling assets receive interest based on LIBID.

Of the total £142.6 million interest earning assets, there is £34.1 million of cash held on short term deposit as security for external insurance, as part of Derwent's reinsurance obligations. In addition, Severn Trent Water and Biffa have a total of £4.0 million on short term deposit (£2.1 million for Severn Trent Water and £1.9 million for Biffa) as security for self insurance obligations.

c) Monetary assets and liabilities by currency, excluding the functional currency

At 31 March 2006

	Net foreign currency monetary assets			
	US dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation				
Sterling	5.7	0.7	–	**6.4**

At 31 March 2005

	Net foreign currency monetary assets			
	US dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation				
Sterling	1.6	0.7	0.2	**2.5**

Net currency gains/(losses) arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its income statement. Those arising from the translation of US dollar and euro functional currency financial statements into sterling are recognised in the statement of recognised income and expense.

d) Financial liabilities analysed by maturity date

	Overdrafts £m	Loans payable by instalments any of which are payable after five years £m	Other repayment terms £m	Finance leases £m	Other financial liabilities £m	2006 Total £m	2005 Total £m
Current financial liabilities	32.2	3.3	727.5	45.2	58.4	**866.6**	548.2
Borrowings due after one year:							
Between one and two years	–	–	121.4	42.2	0.9	**164.5**	139.9
Between two and five years	–	–	406.8	147.4	0.1	**554.3**	640.6
After more than five years	–	22.2	1,301.5	254.0	–	**1,577.7**	1,721.2
Non current financial liabilities	–	22.2	1,829.7	443.6	1.0	**2,296.5**	2,501.7
	32.2	**25.5**	**2,557.2**	**488.8**	**59.4**	**3,163.1**	3,049.9

£345 million of funding instruments contain certain financial covenants, breach of which can trigger early repayment.

e) Borrowing facilities

The group has the following undrawn committed borrowing facilities available (all at floating rates).

	2006 £m	2005 £m
Expiring within one year	–	–
Expiring in more than one, but not more than two years	–	200.0
Expiring in more than two, but not more than five years	**500.0**	500.0
	500.0	700.0

In addition, the group also has overdraft facilities of £80.0 million (2005: £87.0 million), of which nil (2005: £56.8 million) remains undrawn at the year end.

f) Derivative contracts

	2006	
	Assets £m	Liabilities £m
Cross currency swaps – hedges of net investment	–	–
Cross currency swaps – fair value hedges	3.1	(37.0)
Cross currency swaps – not qualifying for hedge accounting	3.9	–
Interest rate swaps – cash flow hedges	0.6	(3.0)
Interest rate swaps – not qualifying for hedge accounting	6.9	(104.5)
Total	**14.5**	**(144.5)**
Less non-current portion		
Cross currency swap – fair value hedges	3.1	(27.1)
Interest rate swap – cashflow hedges	0.6	(3.0)
Total	**3.7**	**(30.1)**
Current portion	**10.8**	**(114.4)**

Interest rate swaps

The notional principal amounts of the outstanding interest rate swaps contracts at 31 March 2006 was £1,232 million. The fixed interest rates vary from 4.37% to 6.45%. The main floating rate is LIBOR.

Included within this are interest rate swaps with a notional value of £850 million which do not qualify for hedge accounting. The group has an ongoing debt requirement and these swaps aim to fix the interest rates paid on a portfolio of variable debt of various terms. As it is not possible to specifically match these swaps to individual debt instruments, they do not qualify for hedge accounting.

Cross currency swaps

The notional principal amounts of the outstanding cross currency swap contracts at 31 March 2006 was £467.6 million. These swap a variety of currencies into sterling.

Hedge of net investments in foreign entities

The group's US dollar cross currency swap is designated as a hedge of net investment in the group's US subsidiaries. The fair value of the swap at 31 March 2006 was £nil (2005: £0.2 million liability). The foreign exchange loss of £5.2 million was recognised in retained earnings reserves in shareholders' equity.

g) *Fair values of financial instruments*

Financial instruments by category:
Asset/(liability)

	2006			2005
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Short-term deposits	**87.8**	**87.8**	40.4	40.4
Cash at bank and in hand	**54.8**	**54.8**	50.4	50.4
Borrowings falling due within one year	**(808.2)**	**(791.2)**	(480.1)	(481.3)
Borrowings falling due after more than one year	**(2,295.5)**	**(2,468.6)**	(2,472.5)	(2,616.5)
Provisions for onerous contracts	**(2.2)**	**(2.2)**	(3.7)	(3.7)
Other non-interest bearing liabilities	**(57.3)**	**(57.3)**	(60.8)	(60.8)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**(100.0)**	**(100.0)**	–	(63.7)
Currency instrument – cross currency swaps	**(30.0)**	**(30.0)**	(32.5)	(37.4)
Currency instrument – investment hedge	**–**	**–**	(0.3)	(0.2)
Total net financial liabilities	**(3,150.6)**	**(3,306.7)**	(2,959.1)	(3,172.8)

Other long-term assets				
Other fixed asset investments	**0.5**	**0.5**	0.7	0.7

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

h) Unrecognised gains and losses on hedges at 31 March 2005

	Gains £m	Losses £m	Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at 1 April 2004	6.1	(71.1)	(65.0)
Arising in previous years that were recognised in the year	2.1	(5.2)	(3.1)
Arising before 1 April 2004 that were not recognised in the financial year	8.2	(76.3)	(68.1)
Unrecognised gains and losses arising during the financial year	(6.4)	6.0	(0.4)
Unrecognised gains and losses on hedges at 31 March 2005	1.8	(70.3)	(68.5)
Expected to be recognised			
In one year or less	–	(0.4)	(0.4)
In later years	1.8	(69.9)	(68.1)

i) Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and interest rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of surplus funds.

(i) Market risk

The group operates internationally and is exposed to foreign exchange risk arising from net investments in foreign operations, primarily with respect to the US dollar and the euro. In addition, the group has a significant value of foreign currency debt, primarily in US dollars, yen and euros.

Foreign exchange risk arises when transactions are denominated in a currency that is not the entity's functional currency. To manage the foreign exchange risk arising from foreign currency debt the group enters into cross currency swaps with external parties.

External foreign exchange contracts are designated at group level and company level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The group's risk management policy is to hedge 100% of all foreign currency denominated debt.

The group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations is managed through borrowings and forward foreign exchange contracts denominated in the relevant foreign currencies.

(ii) Credit risk

Operationally, the group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history, other than in Severn Trent Water Limited, whose operating licence obliges it to continue to supply domestic customers even in cases where bills are not paid.

For financing purposes, derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash balances and the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(iv) Cash flow and fair value interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain over 50% of its borrowings in fixed rate instruments. Currently some 72% of the group's net debt is fixed.

The group manages its cash flow interest rate risk by using floating to fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the terms of the interest rate swaps, the group agrees with other parties to exchange, at specified intervals (mainly semi-annually), the difference between fixed contract and floating rate interest rates calculated by reference to the agreed notional principal amounts. The group has entered into a series of long dated interest rate swaps to hedge future debt. Economically these act to fix floating rate debt within the group, but do not achieve hedge accounting under the strict criteria of IAS 39. This has led to a charge of £36.7 million in the income statement in 2005/06.

j) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Estimated discounted cash flows are used to determine fair value for the debt. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

20 Available for sale investments

	2006 £m	2005 £m
Investments in unquoted equity instruments	**0.5**	0.7

The fair values of the unquoted equity instruments cannot be measured reliably since there is no active market in the instruments. Hence the investments are held at cost. It is not possible to determine a range of estimates within which the fair values are highly likely to lie.

21 Inventory

	2006 £m	2005 £m
Inventory and work in progress	**34.1**	33.2
Development land and properties	**20.3**	32.8
	54.4	66.0

22 Trade and other receivables

	2006 £m	2005 £m
Trade receivables	**372.7**	339.8
Less provision for impairment of receivables	**(70.1)**	(63.7)
Trade receivables – net	**302.6**	276.1
Receivables from related parties	**0.3**	0.3
Corporation tax recoverable	**0.1**	0.5
Other amounts receivable	**12.1**	33.0
Prepayments and accrued income	**166.4**	182.6
Current trade and other receivables	**481.5**	492.5

The carrying values of trade and other receivables are reasonable approximations of their fair values.

There is no concentration of credit risk with respect to trade receivables.

Prepayments includes £4.2 million in respect of amounts due from customers for contract work.

The amount of contract costs plus recognised profits was £51.7 million.

23 Cash and cash equivalents

	2006 £m	2005 £m
Cash at bank and in hand	**54.8**	50.4
Short term bank deposits	**87.8**	40.4
	142.6	90.8

Of the £87.8 million of short term bank deposits, £34.1 million is not available for use by the group. Further details are given in note 19b.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2006 £m	2005 £m
Cash and cash equivalents	**142.6**	90.8
Bank overdrafts (note 24)	**(32.2)**	(26.4)
	110.4	64.4

24 Borrowings

	2006 £m	2005 £m
Bank overdrafts	**32.2**	26.4
Bank loans	**381.4**	448.5
Other loans	**2,201.3**	2,005.8
Obligations under finance leases	**488.8**	504.7
Borrowings	**3,103.7**	2,985.4

	2006 £m	2005 £m
The borrowings are repayable as follows:		
On demand or within one year (included in current liabilities)	**808.2**	486.5
In the second year	**163.6**	138.9
In the third to fifth years inclusive	**554.2**	638.7
After five years	**1,577.7**	1,721.3
Included in non-current liabilities	**2,295.5**	2,498.9
	3,103.7	2,985.4

The group's borrowings are denominated in the following currencies after taking account of cross currency swaps:

	2006 £m	2005 £m
Sterling	**3,069.4**	2,903.4
Euro	**29.6**	26.4
US dollar	**4.7**	55.6
	3,103.7	2,985.4

The fair values of the group's borrowings were:

	2006 £m	2005 £m
Bank overdrafts	**32.2**	26.4
Bank loans	**358.7**	459.0
Other loans	**2,380.1**	2,107.7
Obligations under finance leases	**488.8**	504.7
	3,259.8	3,097.8

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

After taking into account interest and cross currency swaps, 72% of the group's net debt is at fixed interest rates (2005: 64%). The remainder of the group's debt is held at floating rate. Sterling debt bears LIBOR interest, US dollar debt bears interest at US dollar LIBOR, whilst Euro debt bears interest at EURIBOR.

Fixed debt has a weighted average interest rate of 5.7% (2005: 6.0%) for a weighted average period of 14.6 years (2005: 17.4 years).

Further details of bank facilities are given in note 19.

Obligations under finance leases are as follows:

	2006 £m	2005 £m
Gross obligations under finance leases	**721.6**	847.4
Less future finance charges	**(232.8)**	(342.7)
Present value of lease obligations	**488.8**	504.7

25 Trade and other payables

	2006 £m	2005 £m
Current liabilities		
Trade payables	**57.3**	60.8
Dividends payable	**–**	63.0
Social security and other taxes	**47.9**	29.4
Other payables	**39.3**	34.9
Accruals and deferred income	**396.1**	389.9
	540.6	578.0
Non-current liabilities		
Deferred income	**151.5**	124.7
Other payables	**2.7**	4.5
Accrued expenses	**4.5**	–
	158.7	129.2

The directors consider that the carrying value of trade payables is not materially different from their fair values.

Accruals and deferred income includes £0.7 million in respect of amounts due to customers for contract work.

26 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Tax losses £m	Fair value of financial instruments £m	Other £m	Total £m
At 1 April 2004	878.2	(112.9)	(2.2)	-	76.9	840.0
Charge/(credit) to income	43.0	4.4	1.0	-	(13.9)	34.5
Charge/(credit) to equity	-	13.0	-	-	0.4	13.4
Exchange differences	0.1	-	-	-	0.1	0.2
At 31 March 2005	921.3	(95.5)	(1.2)	-	63.5	888.1
Restatement on adoption of IAS 39	-	-	-	(21.2)	-	(21.2)
At 1 April 2005	921.3	(95.5)	(1.2)	(21.2)	63.5	866.9
Charge/(credit) to income	10.2	20.9	0.1	(11.0)	(26.2)	(6.0)
Charge/(credit) to equity	-	8.0	-	1.4	(0.8)	8.6
Acquisitions/disposals	0.1	-	-	-	-	0.1
Assets held for sale	-	-	1.0	-	-	1.0
Exchange differences	-	-	-	-	(0.4)	(0.4)
At 31 March 2006	**931.6**	**(66.6)**	**(0.1)**	**(30.8)**	**36.1**	**870.2**

Certain deferred tax assets and liabilities have been offset. The offset amounts are as follows:

	2006 £m	2005 £m
Deferred tax asset to be recovered after more than 12 months	**(68.9)**	(31.8)
Deferred tax asset to be recovered within 12 months	**(3.0)**	(7.1)
	(71.9)	(38.9)
Deferred tax liability to be recovered after more than 12 months	**932.8**	927.0
Deferred tax liability to be recovered within 12 months	**9.3**	-
	942.1	927.0
	870.2	888.1

In addition to the amounts disclosed above, at the balance sheet date the group had unrecognised deferred tax assets in respect of unused tax losses of £10.3 million (2005: £9.1 million) available for off-set against future profits.

27 Retirement benefit schemes

Defined benefit schemes

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are funded to cover future salary and pension increases and their assets are held in separate funds administered by trustees. A formal actuarial valuation of each scheme is carried out at regular intervals by an independent professionally qualified actuary. Under the defined benefit schemes, members are entitled to retirement benefits calculated as a proportion (varying between one thirtieth and one eightieth for each year of service) of their salary for the final year of employment with the group or, if higher, the average of the highest three consecutive years salary in the last ten years of employment. The final salary sections of all four of the pension schemes listed below are closed to new entrants and the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Pension Scheme ("STPS") *	31 March 2004
Severn Trent Senior Staff Pension Scheme	31 March 2004
UK Waste Pension Scheme	6 April 2003
Severn Trent Water Mirror Image Pension Scheme	31 March 2003

* The STPS is by far the largest of the group's UK defined benefit schemes.

Benefits are also provided by the group on an unfunded, unapproved basis to a number of senior staff recruited since June 1989, whose benefits would otherwise have been restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by annual charge against the group's earnings totalling in the current year £1.2 million (2005: £1.6 million).

The major assumptions used in the valuation of the STPS (also the approximate weighted average of assumptions used for the valuations of all group schemes) were as follows:

	Valuation at 2006	2005
Price inflation	**2.70%**	2.75%
Salary increases	**4.20%**	4.25%
Pension increases in payment and deferment	**2.70%**	2.75%
Discount rate	**4.90%**	5.50%
Longevity at age 70 for current pensioners		
– men	**14.5**	14.5
– women	**16.7**	16.7
Longevity at age 65 for future pensioners		
– men	**18.9**	18.9
– women	**21.8**	21.8

Amounts recognised in the income statement in respect of these defined benefit schemes are as follows:

	2006 £m	2005 £m
Amounts charged to operating costs		
Current service cost	**(38.9)**	(41.3)
Past service cost	**(0.8)**	–
Settlements	**–**	(4.0)
	(39.7)	(45.3)
Amounts charged to net finance costs		
Interest cost	**(75.4)**	(71.0)
Expected return on scheme assets	**79.2**	69.8
	3.8	(1.2)
Total amount charged to the income statement	**(35.9)**	(46.5)

Actuarial gains and losses have been reported in the statement of recognised income and expense.

The amount included in the balance sheet arising from the group's obligations under defined benefit schemes is as follows:

	2006 £m	2005 £m
Present value of defined benefit obligations – funded schemes	**(1,613.3)**	(1,384.9)
Total fair value of assets	**1,402.9**	1,076.9
	(210.4)	(308.0)
Present value of defined benefit obligations – unfunded schemes	**(11.5)**	(9.5)
Liability recognised in the balance sheet	**(221.9)**	(317.5)

Movements in the present value of the defined benefit obligation were as follows:

	2006 £m	2005 £m
At 1 April	**1,394.4**	1,310.9
Service cost	**39.7**	41.3
Loss on settlements and curtailments	**-**	4.0
Interest cost	**75.4**	71.0
Contributions from scheme members	**10.6**	11.5
Actuarial gains and losses recognised in the statement of recognised income and expense	**152.8**	(5.7)
Benefits paid	**(48.1)**	(38.6)
At 31 March	**1,624.8**	1,394.4

Movements in the fair value of the scheme assets were as follows:

	2006 £m	2005 £m
At 1 April	**1,076.9**	934.4
Expected return on scheme assets	**79.2**	69.8
Contributions from the sponsoring companies	**105.2**	62.3
Contributions from scheme members	**10.6**	11.5
Actuarial gains and losses recognised in the statement of recognised income and expense	**179.1**	37.5
Benefits paid	**(48.1)**	(38.6)
At 31 March	**1,402.9**	1,076.9

The analysis of the assets in the schemes and the expected rates of return were:

	2006		2005	
	Expected return	**Fair value of assets £m**	Expected return	Fair value of assets £m
Equities	**8.00%**	**907.5**	8.25%	742.3
Gilts	**4.17%**	**261.7**	4.60%	185.9
Corporate bonds	**4.40%**	**63.5**	5.50%	55.0
Property	**6.20%**	**81.4**	6.46%	63.1
Cash	**3.70%**	**88.8**	3.75%	30.6
Total fair value of assets		**1,402.9**		1,076.9

The expected rate of return on scheme assets is based on market expectations at the beginning of the period for returns over the life of the benefit obligation. For gilts and corporate bonds the expected rates of return are based on market yields at the balance sheet date. For equities, an equity risk premium has been added to the gilt rate.

The actual return on scheme assets was £258.3 million (2005: £107.3 million).

The estimated amount of contributions expected to be paid to the schemes in the normal course during the year ending 31 March 2007 is £65.0 million.

The history of actual and expected performance of pension scheme assets and liabilities is:

	2006 £m	2005 £m
Difference between actual and expected return on scheme assets	**179.1**	37.5
Experience adjustments on scheme liabilities	**(152.8)**	5.7
Total fair value of assets	**26.3**	43.2

Defined contribution schemes

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement. This was closed to new entrants on 1 April 2005 and replaced by the Severn Trent Stakeholder Pension Scheme.

The total cost charged to operating costs of £4.0 million (2005: £2.6 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 31 March 2006, no contributions (2005: £nil) due in respect of the current reporting period had not been paid over to the schemes.

28 Provisions

	Environmental and landfill restoration £m	Restructuring £m	Insurance £m	Onerous contracts £m	Other £m	Total £m
At 1 April 2004	77.1	2.1	22.3	6.8	0.8	109.1
Charged to income statement	9.5	13.8	12.5	0.4	0.4	36.6
Utilisation of provision	(9.6)	(2.4)	(8.6)	(3.4)	(0.5)	(24.5)
Unwinding of discount	2.3	–	–	–	–	2.3
Reclassification	(2.7)	–	1.3	–	–	(1.4)
Prior year fair value adjustment	0.5	–	–	(0.1)	–	0.4
Exchange differences	0.3	–	–	–	–	0.3
At 1 April 2005	77.4	13.5	27.5	3.7	0.7	122.8
Charged to income statement	9.8	4.0	10.5	–	5.5	29.8
Utilisation of provision	(12.2)	(9.9)	(9.3)	(1.5)	(1.7)	(34.6)
Unwinding of discount	2.3	–	–	–	–	2.3
Reclassification	(0.8)	–	–	–	0.4	(0.4)
Amounts classified as held for sale	(10.0)	–	–	–	–	(10.0)
Exchange differences	0.3	–	–	–	–	0.3
At 31 March 2006	**66.8**	**7.6**	**28.7**	**2.2**	**4.9**	**110.2**

	2006 £m	2005 £m
Included in		
Current liabilities	**30.1**	32.2
Non-current liabilities	**80.1**	90.6
	110.2	122.8

As more fully explained in note 2m, environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, for up to 30 years thereafter. Discounting is applied.

The restructuring provision reflects costs to be incurred in respect of committed programmes. All of the associated outflows are estimated to occur within one year of the balance sheet date.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 2m. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous or loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated.

29 Share capital

	2006 £m	2005 £m
Total authorised share capital: 520,175,751 ordinary shares of 65⁵⁄₁₉p	**339.5**	339.5
Total issued and fully paid share capital: 348,093,283 (2005: 346,002,393) ordinary shares of 65⁵⁄₁₉p	**227.2**	225.8

1,652,278 ordinary shares of 65⁵⁄₁₉p were issued at 473p, 536p, 548p, 568p, 592p, 759p, 799p or 831p under the group's Employee Sharesave Scheme and 438,612 ordinary shares of 65⁵⁄₁₉p were issued at 680.5p, 688p, 720p, 738p, 934p or 1005p under the group's Share Option Scheme (formerly Executive Share Option Scheme). The aggregate consideration in respect of these allotments was £11.6 million.

Changes in share capital were as follows:

	2006 £m	2005 £m
At 1 April	**225.8**	225.2
Employee share option schemes	**1.4**	0.6
At 31 March	**227.2**	225.8

30 Share premium

	2006 £m	2005 £m
At 1 April	**38.4**	33.5
Employee share option scheme	**10.2**	4.9
At 31 March	**48.6**	38.4

31 Other reserves

	Capital redemption reserve £m	Infrastructure reserves £m	Translation exchange reserve £m	Hedging reserves £m	Total other reserves £m
At 1 April 2004	156.1	314.2	–	–	470.3
Exchange adjustments net of tax	–	–	(3.8)	0.8	(3.0)
At 31 March 2005	156.1	314.2	(3.8)	0.8	467.3
IAS 39 transition				(79.0)	(79.0)
Deferred tax on IAS 39 adjustments				21.2	21.2
Change of accounting policy on adoption of IAS 32 and IAS 39				(57.8)	(57.8)
At 1 April 2005	156.1	314.2	(3.8)	(57.0)	409.5
Exchange adjustments net of tax	–	–	21.6	(3.5)	18.1
Cash flow hedges					
– Fair value gains in the period	–	–	–	0.3	0.3
– Transfers to net profit	–	–	–	4.5	4.5
At 31 March 2006	**156.1**	**314.2**	**17.8**	**(55.7)**	**432.4**

The translation reserve arises from exchange differences on translation of the results and financial position of foreign subsidiaries as well as foreign exchange differences arising from hedges of net investment.

The hedging reserve arises from gains or losses on hedging instruments taken directly to equity under the hedge accounting provisions of IAS 39 and the transition rules of IFRS 1.

The capital redemption reserve arose on the redemption of B shares. It is not distributable.

The infrastructure reserve arose on restating infrastructure assets to fair value as deemed cost on transition to IFRS and is not distributable.

The translation reserve arises from exchange differences on translation of the results and financial position of foreign subsidiaries as well as foreign exchange differences arising from hedges of net investment.

32 Movement in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2004	225.2	33.5	470.3	1,092.6	1,821.6	2.4	1,824.0
Exchange adjustments net of tax	–	–	(3.0)	–	(3.0)	–	(3.0)
Purchase of shares for ESOP trust	–	–	–	(4.1)	(4.1)	–	(4.1)
Share options and LTIPs							
– proceeds from shares issued	0.6	4.9	–	–	5.5	–	5.5
– value of employees' services	–	–	–	4.1	4.1	–	4.1
Net profit for the year	–	–	–	157.4	157.4	0.7	158.1
Dividends	–	–	–	(163.7)	(163.7)	(1.2)	(164.9)
Actuarial gain on pension schemes	–	–	–	43.2	43.2	–	43.2
Deferred tax on items posted directly to equity	–	–	–	(13.4)	(13.4)	–	(13.4)
At 31 March 2005	225.8	38.4	467.3	1,116.1	1,847.6	1.9	1,849.5
IAS 39 transition	–	–	(79.0)	–	(79.0)	–	(79.0)
Deferred tax on IAS 39 adjustments	–	–	21.2	–	21.2	–	21.2
Change of accounting policy on adoption of IAS 32 and IAS 39	–	–	(57.8)	–	(57.8)	–	(57.8)
At 1 April 2005	225.8	38.4	409.5	1,116.1	1,789.8	1.9	1,791.7
Exchange adjustments net of tax	–	–	18.1	–	18.1	–	18.1
Cash flow hedges							
– Fair value gains in the period	–	–	0.3	–	0.3	–	0.3
– Transfers to net profit	–	–	4.5	–	4.5	–	4.5
Share options and LTIPs							
– proceeds from shares issued	1.4	10.2	–	–	11.6	–	11.6
– value of employees' services	–	–	–	4.1	4.1	–	4.1
Net profit for the year	–	–	–	221.6	221.6	1.4	223.0
Dividends	–	–	–	(171.3)	(171.3)	(0.7)	(172.0)
Actuarial gain on pension schemes	–	–	–	26.3	26.3	–	26.3
Deferred tax on items posted directly to equity	–	–	–	(8.6)	(8.6)	–	(8.6)
At 31 March 2006	**227.2**	**48.6**	**432.4**	**1,188.2**	**1,896.4**	**2.6**	**1,899.0**

Purchase of own shares represents ordinary shares of 65⁵⁄₁₉p each purchased by the Severn Trent Employee Share Ownership Trust for certain senior employees under the Long Term Incentive Plans (LTIPs). The main features of the LTIPs are set out in the Directors' remuneration report on pages 43 and 44. At 31 March 2006, the trust held 914,894 shares (2005: 1,369,984 shares).

The market value of these shares at 31 March 2006 was £10.2 million (2005: £12.5 million).

33 Share based payment

The group operates a number of share based remuneration schemes for employees and details of the share awards outstanding during the year are as follows:

	Employee Sharesave Scheme		Approved Share Option Scheme		Unapproved Share Option Scheme	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at 1 April 2004	6,493,057	558p	549,633	763p	1,300,403	732p
Granted during the year	1,199,884	759p	–	–	–	–
Forfeited during the year	(131,074)	533p	(31,024)	816p	(37,239)	790p
Cancelled during the year	(256,946)	663p	–	–	–	–
Exercised during the year	(593,696)	607p	(94,027)	730p	(198,844)	724p
Expired during the year	(32,952)	561p	–	–	–	–
Outstanding at 1 April 2005	6,678,273	579p	424,582	766p	1,064,320	731p
Granted during the year	1,017,512	823p	–	–	–	–
Forfeited during the year	(169,511)	534p	(15,528)	892p	(23,450)	784p
Cancelled during the year	(142,669)	587p	–	–	–	–
Exercised during the year	(1,652,278)	490p	(155,617)	755p	(295,786)	744p
Expired during the year	(16,252)	623p	–	–	–	–
Outstanding at 1 April 2006	**5,715,075**	**641p**	**253,437**	**768p**	**745,084**	**724p**

The weighted average share price during the period was £10.29 (2005: £8.69).

Share option schemes
The options outstanding at the end of the period are exercisable as shown below:

i) Employee Sharesave Scheme
Under the terms of the Sharesave Scheme, the board may grant those employees who have entered into an Inland Revenue approved Save As You Earn contract for a period of three, five or seven years, the right to purchase ordinary shares in the company. Options outstanding at 31 March 2006 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2006	Number of shares 2005
January 1998	2005	799p	–	43,755
January 1999	2004 or 2006	831p	28,683	29,169
January 2000	2003, 2005 or 2007	473p	301,455	1,428,973
January 2001	2004, 2006 or 2008	568p	448,188	481,508
January 2002	2005, 2007 or 2009	548p	500,388	926,533
January 2003	2006, 2008 or 2010	536p	1,277,674	1,402,330
January 2004	2007, 2009 or 2011	592p	1,061,142	1,174,622
January 2005	2008, 2010 or 2012	759p	1,086,938	1,191,383
January 2006	2009, 2011 or 2013	823p	1,010,607	–

ii) Approved Share Option Scheme
Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the board has granted directors and other executives options to purchase ordinary shares in the company. Options outstanding under this scheme at 31 March 2006 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2006	Number of shares 2005
June 1998	2001-2008	1005p	34,459	49,052
June 1999	2002-2009	934p	35,005	53,720
June 2000	2003-2010	688p	54,335	58,725
July 2001	2004-2011	738p	12,770	27,555
June 2002	2005-2012	720p	22,916	119,431
July 2003	2006-2013	680.5p	93,952	116,099

iii) Unapproved Share Option Scheme

The board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. Options outstanding under this scheme at 31 March 2006 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2006	Number of shares 2005
June 1998	2001-2008	1005p	21,271	34,655
June 1999	2002-2009	934p	50,989	76,255
June 2000	2003-2010	688p	181,249	200,125
July 2001	2004-2011	738p	107,665	158,077
June 2002	2005-2012	720p	127,459	313,803
July 2003	2006-2013	680.5p	256,451	281,405

iv) Fair values of awards

	2006		2005	
	Number	**Fair value (£m)**	Number	Fair value (£m)
LTIP awards	**704,790**	**5.6**	980,591	4.7
Sharesave options	**1,017,512**	**1.8**	1,199,884	2.8
Share Incentive Plan (SIP)	**131,475**	**1.3**	163,680	1.3

The fair value of the LTIP awards was calculated using the Monte Carlo method. The principal assumptions were as follows:

LTIP award year	2005/06	2004/05	2003/04
Share price at grant date	1017p	903p	661p
Number of shares awarded	704,790	980,591	932,481
Number of employees	190	231	153
Vesting period (years)	3	3	3
Expected volatility	17%	20%	25%
Expected life (years)	3	3	3
Expected dividend yield	n/a	6.5%	7.0%
Proportion of employees expected to cease employment before vesting	0%	0%	0%
Expectation of meeting economic profit performance criteria	100%	100%	100%
Fair value per share (EP scheme/TSR scheme)	1017p/468p	484p	365p

Details of the basis of the LTIP schemes are set out in the remuneration report on pages 43 to 44.

The fair value of the Sharesave options was calculated using the Black Scholes model. The principal assumptions were as follows:

Scheme year	2005/06			2004/05			2003/04		
Scheme type	3 year	5 year	7 year	3 year	5 year	7 year	3 year	5 year	7 year
Share price at grant date	1069p	1069p	1069p	979p	979p	979p	736p	736p	736p
Number of options granted	605,633	346,668	65,211	619,784	461,680	118,420	749,803	395,829	121,681
Number of employees	1775	676	111	1,826	756	175	1,824	689	169
Vesting period (years)	3	5	7	3	5	7	3	5	7
Expected volatility	17%	17%	17%	30%	30%	30%	25%	25%	25%
Option life (years)	3.5	5.5	7.5	3.5	5.5	7.5	3.5	5.5	7.5
Expected life (years)	3.25	5.25	7.25	3.25	5.25	7.25	3.25	5.25	7.25
Risk free rate	4.31%	4.28%	4.24%	4.52%	4.54%	4.56%	4.60%	4.76%	4.82%
Expected dividend yield	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	7.0%	7.0%	7.0%
Proportion of employees expected to cease employment before vesting	15.0%	17.0%	13.0%	15.0%	17.0%	13.0%	15.0%	13.0%	17.0%
Fair value per share – sharesave	189p	168p	149p	232p	227p	216p	140p	135p	127p

The SIP shares are purchased on the open market and vest with the employees immediately and hence the value of the shares purchased is charged straight to the income statement.

During the period, the group recognised total expenses of £4.1 million (2005: £4.1 million) related to equity settled share-based payment transactions.

Volatility is based on historical observations as adjusted for unusual market fluctuations.

34 Disposal of subsidiaries

On 31 January 2006 the group sold its interests in Worksuite Limited and Worksuite LLC and sold certain assets and liabilities of Severn Trent Systems Limited to LogicaCMG Plc

The net assets at the date of sale were:

	31 January 2006 £m
Property, plant and equipment	0.3
Intangible assets	0.9
Trade and other receivables	2.5
Trade and other payables	(3.4)
	0.3
Foreign exchange movements recycled from reserves	1.7
Loss on disposal	(0.4)
Total consideration	1.6
Satisfied by:	
Cash	1.6
Deferred consideration	–
	1.6
Net cash inflow arising on disposal	
Cash consideration	1.6
Cash and cash equivalents disposed of	–
	1.6

This loss on disposal is included in the exceptional costs analysed in note 7.

35 Cash flow statement

	2006 £m	2005 £m
a) Reconciliation of operating profit to operating cash flows		
Operating profit from continuing operations	**472.5**	396.5
Operating profit from discontinued operations	**(4.1)**	3.3
	468.4	399.8
Depreciation of property, plant and equipment	**267.9**	260.3
Amortisation of intangible assets	**29.3**	22.3
Profit on sale of property, plant and equipment	**(4.3)**	(7.5)
Profit on sale of investments	**–**	(4.3)
Deferred income movement	**(3.5)**	(1.4)
Provisions for liabilities and charges	**29.8**	36.6
Utilisation of provisions for liabilities and charges	**(34.6)**	(24.5)
Decrease in stocks	**13.4**	14.0
Increase in debtors	**(10.8)**	(36.4)
Increase/(decrease) in creditors	**3.3**	(35.6)
Cash generated from operations	**758.9**	623.3
Interest paid	**(139.4)**	(136.3)
Interest element of finance lease rental payments	**(45.1)**	(16.8)
Tax paid	**(68.3)**	(36.5)
Net cash inflow from operating activities	**506.1**	433.7

b) Analysis of net cash and cash equivalents

	2006 £m	2005 £m
Cash and cash equivalents	**142.6**	90.8
Bank overdrafts	**(32.2)**	(26.4)
	110.4	64.4

c) Non-cash transactions

Additions to property plant and equipment during the year amounting to £0.3 million were financed by new finance leases.

36 Contingent liabilities

a) Bonds and guarantees

Group undertakings have entered into bonds in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

b) Regulatory matters

In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns.

On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the Company that it was undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003. Ofwat had been conducting its own investigation following the allegations made by the employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerned data on leakage.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

The Company's internal investigation and Ofwat's investigation were thorough and lengthy, requiring complex judgements. Severn Trent's judgements have not been identical to Ofwat's in every aspect, but in the interests of making amends as soon as possible, the board believed it was sensible to proceed by agreement.

Having considered Ofwat's findings, the board of Severn Trent Plc agreed that customer accounts should be credited as soon as possible. In 2006/07, on average, this credit will be around £4 per customer in addition to the £2 to £3 already rebated. In the following three years the rebate will be £2 to £3 per customer. A provision of £10.6 million has been included in these financial statements in respect of amounts relating to 2005/06 and prior.

The Company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

On 7 April 2006 the Company announced that as a result of an ongoing comprehensive review of Severn Trent Water by its managing director, Tony Wray, and his new management team, the board believed there was prima facia evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. The data concerned the handling of customer billing queries and telephone contacts over several years.

Ofwat is carrying out an independent verification of the internal Severn Trent investigation and report relating to customer relations data submitted to it using forensic accountants who will report to both Severn Trent Water and Ofwat on their conclusions.

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently, except as noted above, no provision has been included in these financial statements in respect of these matters.

c) Belgian environmental tax

In June 2005 The Flemish Waste Agency "OVAM" instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. A provision of £4.0 million, the amount currently assessed by OVAM, has been made in these financial statements for potential additional environmental taxes, related penalties and interest for prior periods.

No provision has been made for any criminal penalties that might result from this investigation since no reliable estimate can be made of the amount that might become payable.

d) Disposal of subsidiaries

The group has entered into agreements to dispose of its interests in Worksuite LLC, the assets and certain liabilities of its CIS business and Biffa Belgium. The group has given certain guarantees and indemnities to the purchasers of these businesses. The group is not aware of any liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

37 Financial and other commitments

	2006 £m	2005 £m
Investment expenditure commitments		
Contracted for but not provided in the financial statements	**148.5**	174.2

In addition to these contractual commitments, Severn Trent Water Limited has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

At the balance sheet date the group had outstanding commitments for future minimum operating lease payments under non-cancellable operating leases, which fall due as follows:

	2006 £m	2005 £m
Within one year	**19.3**	17.5
In the second to fifth years inclusive	**33.6**	32.5
After more than five years	**54.0**	54.4
	106.9	104.4

Operating lease payments represent rentals payable by the group for certain of its office properties, plant and equipment.

38 Post balance sheet events

Following the year-end the Board of Directors has proposed a final dividend of 31.97 pence per share. Further details of this are shown in note 12.

On 4 April 2006 the board of Severn Trent Plc announced that it intends to demerge its UK integrated waste management business, Biffa. The board believes that the creation of two separately listed companies, Severn Trent Plc and Biffa Plc, each with dedicated boards and experienced management teams focused on continued strategic and operational development with access to their own capital will deliver greater benefits to shareholders, customers and employees.

Following the demerger Severn Trent is expected to remain the UK's second largest listed water company and a constituent of the FTSE 100, continuing to focus on delivering investment programmes, improving efficiencies and customer service levels.

Biffa is one of the UK's leading integrated waste management companies. It was acquired by Severn Trent in 1991 and since then it has grown both organically and through the acquisitions of UK Waste and Hales. Following the demerger it is expected to be a constituent of the FTSE 250.

The decision to demerge Biffa remains subject to shareholder and other approvals and to further detailed due diligence. The Board expects the demerger to be completed by the end of October 2006.

On 12 May 2006 the group agreed to sell Biffa Belgium to Veolia for €45 million. It is expected that this transaction will be completed before the end of June 2006. The transaction is conditional upon the clearance form the Belgian competition authorities.

On 2 June 2006 the group signed heads of terms to sell its interest in Aquafin NV to the Flemish Government for approximately £30 million. The sale is expected to complete in July 2006.

The financial effect of these cannot currently be determined.

39 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not included in this note. Transactions between the group and its associates and joint ventures are disclosed below.

Trading transactions

	Sale of goods		Purchase of goods		Amounts due from related parties		Amounts due to related parties	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Cognice	**–**	–	**0.1**	0.1	**0.1**	0.1	**–**	–
Detroit Water	**0.2**	0.2	**–**	–	**0.1**	0.2	**–**	–
SII	**9.1**	6.2	**–**	–	**11.7**	5.8	**–**	–
Severn Trent De Nora	**–**	–	**0.2**	0.1	**0.2**	0.2	**–**	–
	9.3	6.4	**0.3**	0.2	**12.1**	6.3	**–**	–

The related parties are associated and joint ventures in which the group has a participating interest.

Remuneration of key management personnel

Key management personnel comprise the executive directors and senior management of Severn Trent Plc, Severn Trent Water, Biffa and Severn Trent Services.

The remuneration of the directors is included within the amounts disclosed below. Further information about the remuneration of individual directors is provided in the audited part of the Directors' remuneration report on pages 48 to 51.

	2006 £m	2005 £m
Short term employee benefits	**8.7**	8.0
Post employment benefits	**1.6**	2.2
Termination benefits	**0.3**	–
Share based payments	**1.1**	1.4
	11.7	11.6

40 Principal subsidiary undertakings and their Directors

Details of the principal operating subsidiaries are given below. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next Annual Return.

Water and Sewerage
Severn Trent Water Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000

Directors

C S Matthews	M W Keogh
R S S Martin	G C Messham
S H Reilly	P F Stephenson
S Stubbs	A P Wray

Waste Management
Biffa Plc
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)

Directors

C S Matthews
M J Bettington
R H Davies
W R A De Jonghe
D R Knott
T W J Lowth
R B Tate

Biffa Waste Services Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221

Directors

M J Bettington	R Chivers
B J Griffiths	P T Jones
D R Knott	T W J Lowth
M D Prosser	M L Saville
D Savory	R B Tate

Biffa Treatment NV
Robert Schumanplein 6, bus 5
1040 Brussels, Belgium
Telephone 0032 2 257 92 00
(Incorporated and operational in Belgium)

Directors

M J Bettington	P Canivet
T W J Lowth	W Tytgat
N V Retema	

(represented by W R A De Jonghe)

Laboratories
Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue
Coventry CV4 9GU
Telephone 024 764 21213

Directors

R S Brydon Jannetta	R A Henton

Severn Trent Laboratories Inc.
Suite 300, 580 Virginia Drive, Ft Washington
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors

R S Brydon Jannetta	H Collins Villemaire
K J Kelly	K C Wheatstone

Water Purification and Operating Services
Severn Trent Services Inc.
Suite 300, 580 Virginia Drive, Ft Washington
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors

C S Matthews	R S Brydon Jannetta
D L Chester	L F Graziano
H Collins Villemaire	

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)

Directors

D L Chester	L F Graziano
J A Graziose (Jr)	K J Kelly

Severn Trent Services Limited
Park Lane, Minworth, Sutton Coldfield
West Midlands B76 9BL
Telephone 0121 313 2300

Directors

R A Lloyd	R G Piper

Severn Trent Water Purification Inc.
3000 Advance Lane, Colmar
Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)

Directors

D L Chester	L F Graziano
K J Kelly	

Severn Trent Metering Services Limited
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield S41 9PZ
Telephone 01246 456658

Directors

A R Elder	L F Graziano
R G Piper	

Severn Trent Water International Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

L F Graziano	W F Earp
B M Horner	A Norman
W G Weatherdon	

C2C Services Limited
(80% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

W F Earp	A J Handford
B M Horner	R J Phillips
W G Weatherdon	E A Wilson

Other Businesses
Severn Trent Property Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)

Directors

G P F Inge	J S R Haynes
P A Ludlow	C S Matthews
V J O'Connell	

Derwent Insurance Limited
6A Queensway, PO Box 64, Gibraltar
Telephone 00 350 47529
(Insurance company – incorporated and operational in Gibraltar)

Directors

N Feetham	F B Smith
P K Tandon	F White

Country of incorporation, and main operation is Great Britain and registration is England and Wales unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares.

All subsidiary undertakings have been included in the consolidation.

As at 5 June 2006

41 Explanation of transition to IFRS

This is the first year that the group has presented its financial statements under IFRS. The last financial statements under UK GAAP were for the year ended 31 March 2005 and the date of transition to IFRS was therefore 1 April 2004.

Reconciliation of equity at 1 April 2004

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Property, plant and equipment	5,278.0	207.1	5,485.1
Intangible assets			
Goodwill	497.6	–	497.6
Other intangible assets	–	112.6	112.6
Investments in joint ventures	9.6	–	9.6
Investments in associates	17.7	–	17.7
Available for sale financial assets	1.0	–	1.0
Non-current assets	**5,803.9**	**319.7**	**6,123.6**
Current assets			
Inventories	80.4	–	80.4
Trade and other receivables	452.8	(7.8)	445.0
Cash and cash equivalents	115.3	–	115.3
Current assets	**648.5**	**(7.8)**	**640.7**
Total assets	**6,452.4**	**311.9**	**6,764.3**
Current liabilities			
Trade and other payables	(671.0)	92.1	(578.9)
Borrowings	(486.9)	(4.0)	(490.9)
Current income tax liabilities	(65.8)	–	(65.8)
Current liabilities	**(1,223.7)**	**88.1**	**(1,135.6)**
Non-current liabilities			
Trade and other payables	(17.4)	11.1	(6.3)
Borrowings	(2,377.5)	(0.4)	(2,377.9)
Deferred tax liabilities	(462.9)	(377.8)	(840.7)
Retirement benefit obligations	–	(376.5)	(376.5)
Provisions	(109.1)	–	(109.1)
Deferred income	(45.7)	(48.5)	(94.2)
Non-current liabilities	**(3,012.6)**	**(792.1)**	**(3,804.7)**
Total liabilities	**(4,236.3)**	**(704.0)**	**(4,940.3)**
Net assets	**2,216.1**	**(392.1)**	**1,824.0**
Equity			
Share capital	258.7	–	258.7
Other reserves	156.1	314.2	470.3
Retained earnings	1,798.9	(706.3)	1,092.6
	2,213.7	**(392.1)**	**1,821.6**
Minority interests	2.4	–	2.4
Total equity	**2,216.1**	**(392.1)**	**1,824.0**

41 Explanation of transition to IFRS (continued)

Reconciliation of equity at 31 March 2005

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Property, plant and equipment	5,440.6	198.8	5,639.4
Intangible assets			
Goodwill	469.5	29.6	499.1
Other intangible assets	14.2	111.6	125.8
Investments in joint ventures	9.5	–	9.5
Investments in associates	16.3	–	16.3
Available for sale financial assets	0.7	–	0.7
Non-current assets	**5,950.8**	**340.0**	**6,290.8**
Current assets			
Inventories	66.0	–	66.0
Trade and other receivables	499.4	(6.9)	492.5
Cash and cash equivalents	90.8	–	90.8
Current assets	**656.2**	**(6.9)**	**649.3**
Total assets	**6,607.0**	**333.1**	**6,940.1**
Current liabilities			
Trade and other payables	(669.4)	91.4	(578.0)
Borrowings	(486.5)	–	(486.5)
Current income tax liabilities	(69.6)	–	(69.6)
Current liabilities	**(1,225.5)**	**91.4**	**(1,134.1)**
Non-current liabilities			
Trade and other payables	(17.9)	13.4	(4.5)
Borrowings	(2,494.3)	(4.6)	(2,498.9)
Deferred tax liabilities	(499.8)	(388.3)	(888.1)
Retirement benefit obligations	–	(317.5)	(317.5)
Provisions	(124.4)	1.6	(122.8)
Deferred income	(45.1)	(79.6)	(124.7)
Non-current liabilities	**(3,181.5)**	**(775.0)**	**(3,956.5)**
Total liabilities	**(4,407.0)**	**(683.6)**	**(5,090.6)**
Net assets	**2,200.0**	**(350.5)**	**1,849.5**
Equity			
Share capital	264.2	–	264.2
Other reserves	156.1	314.2	470.3
Retained earnings	1,777.8	(664.7)	1,113.1
	2,198.1	**(350.5)**	**1,847.6**
Minority interests	1.9	–	1.9
Total equity	**2,200.0**	**(350.5)**	**1,849.5**

41 Explanation of transition to IFRS (continued)

Reconciliation of profit for the year ended 31 March 2005

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Turnover	2,081.2	(0.1)	2,081.1
Operating costs	(1,699.2)	17.9	(1,681.3)
Operating profit	**382.0**	**17.8**	**399.8**
Share of operating profit of joint ventures and associates	11.7	(11.7)	–
Profit before finance costs	**393.7**	**6.1**	**399.8**
Net finance costs	(176.4)	7.1	(169.3)
Share of profit of associates and joint ventures	–	1.8	1.8
Profit before taxation	**217.3**	**15.0**	**232.3**
Tax expense	(77.8)	3.6	(74.2)
Profit for the period	**139.5**	**18.6**	**158.1**

Summary of significant differences between IFRS and UK GAAP that affect the group
The significant differences between UK GAAP and IFRS that affect the group and the impact on the group's reported results and financial position are shown above.

The key areas of difference are:

Property, plant and equipment
Under UK GAAP, the water and wastewater infrastructure assets within Severn Trent Water were accounted for in accordance with the renewals accounting provisions of Financial Reporting Standard 15 'Tangible Fixed Assets'. Such provisions are not present within International Accounting Standard 16 'Property, plant and equipment' (IAS 16) and it is therefore necessary to change the accounting policies for these assets on transition to IFRS. The accounting policies applied under UK GAAP in respect of all other fixed assets are compliant with IFRS and remain appropriate.

Under renewals accounting the water and wastewater infrastructure networks are assumed to be single assets. Expenditure on infrastructure assets relating to increases in capacity or enhancements to the networks and on maintaining the operating capability of the networks in accordance with defined standards of service are capitalised. The depreciation charged is the estimated anticipated level of annual expenditure required to maintain the operating capability of the networks. Grants and contributions relating to the maintenance of the operating capability of the infrastructure network were taken into account in determining this charge.

Grants and contributions relating to enhancement of the infrastructure network are deducted from the cost of fixed assets.

Under IAS 16 this treatment may not be applied. Therefore, the significant parts within the infrastructure networks have been identified and useful lives and residual values determined so that each significant part may be depreciated individually.

As the UK GAAP net book value of the infrastructure networks was determined using an accounting policy not compliant with IFRS, a deemed cost has been established for the opening balance sheet carrying value of the infrastructure networks by reference to the fair value at the date of transition, 1 April 2004 (as permitted by IFRS 1).

The election to record the carrying value of the water and wastewater infrastructure networks at fair value, and to use that fair value as the deemed cost in the opening IFRS balance sheet, increases net assets by £275.5 million as at 31 March 2005 compared with UK GAAP.

The segments recognised within the water and wastewater networks have been based upon asset class since no single pipe or section of sewer is significant compared with the total value of the networks. This has led to the identification of 6 segments (impounding reservoirs, raw water aqueducts, large water mains, other water mains and pipes, strategic sewers and other sewers) which have been assigned zero residual values at the end of their useful lives. The lives allocated to these segments range from 80 – 250 years. The depreciation on these assets results in an additional charge of £19.8 million in the 2005 IFRS income statement compared with UK GAAP.

Since the classification of expenditure incurred in maintaining the networks between operating expenditure and capital expenditure has not changed there is no change to the repairs and maintenance expenditure charged to the income statement over the long term. However, under UK GAAP such expenditure was included in the calculation of the infrastructure renewals charge and was therefore smoothed over an Asset Management Period ("AMP"). Under IAS 16, repairs and maintenance expenditure will be charged to the income statement in the period in which it is incurred. This will introduce an element of volatility into the income statement since the level of such expenditure can fluctuate significantly from one reporting period to the next, within a single AMP.

All grants and contributions are credited to deferred income and released to the income statement over the useful economic lives of the related assets.

Retirement benefits
The group prepared its 2005 UK GAAP results in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs' (SSAP 24). Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised through the profit and loss account over the average expected remaining service lives of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus or deficit relating to previous years (variation). The difference between employer's contributions paid and the SSAP 24 net pension cost is recognised as a prepayment or accrual, which does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is included in the net pension cost.

Under International Accounting Standard 19 'Employee Benefits' (IAS 19), defined benefit scheme assets and liabilities have been valued at each balance sheet date and the resulting asset or liability is immediately recognised on the balance sheet. At the start of each year, assumptions are made to enable the current service cost, the expected return on assets and the interest cost to be calculated. These amounts are charged to the income statement for the year. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses are recognised through the statement of recognised income and expense.

The expected return on assets and the interest on the liabilities are recognised within finance costs under IAS 19. Under SSAP 24 all pension costs are recognised within operating profits.

The adoption of International Accounting Standard 19 'Employee Benefits' (IAS19) increases the 2005 profit before tax by £18.1 million compared with UK GAAP, representing increased operating profits of £19.4 million and increased finance costs of £1.3 million. Actuarial gains amounting to £43.2 million have been recognised in reserves.

At 31 March 2005, the derecognition of the UK GAAP SSAP 24 liability increases net assets by £5.6 million. Net assets are then reduced by the recognition of the IAS 19 deficit of £317.5 million.

Goodwill
Goodwill is not amortised under IFRS, but is subject to annual impairment reviews. The reviews carried out at the transition date and 31 March 2005 indicated that no impairment had arisen.

Since goodwill is no longer being amortised, the 2005 amortisation charge of £30.1 million is eliminated.

Restructuring costs and termination of operations for 2005 are reduced by £9.9 million. IFRS does not allow the UK GAAP requirement to charge goodwill previously written off directly to reserves as part of the loss on termination.

Deferred tax
The most significant impact of International Accounting Standard 'Income Taxes' (IAS 12) for the group is that IAS 12 does not permit deferred tax balances to be discounted whereas Financial Reporting Standard 19 'Deferred Tax' (FRS 19) permits, but does not require, discounting of deferred tax assets and liabilities.

The group's policy has been to apply discounting to its deferred tax liability. This is of particular significance to a utility business where any reversal of timing differences is likely to be deferred long into the future due to the long asset lives of network assets.

The impact of eliminating discounting from the accounting for deferred tax is to increase the deferred tax charge in the year ended 31 March 2005 by £0.8 million and to increase the deferred tax liability at that date by £396.6 million.

IAS 12 takes a different conceptual approach to deferred tax than that applied by FRS 19. Under IAS 12 deferred tax must be provided for on all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base whereas UK GAAP requires deferred tax to be provided for on timing differences between the treatment of items in the tax computation and the income statement. This change in approach results in deferred tax provisions under IFRS for items which under UK GAAP would be permanent differences and hence would not be provided for. The impact on the group's IFRS financial statements is to decrease the deferred tax charge in the year ended 31 March 2005 by £0.2 million and to increase the deferred tax liability at that date by £20.4 million.

The other IFRS adjustments result in a deferred tax credit of £3.1 million in the year ended 31 March 2005 and a decrease in the deferred tax liability at that date of £14.2 million.

Dividends payable
Under International Accounting Standard 10 'Events after the Balance Sheet date' dividends payable are not recognised as liabilities until they have been appropriately authorised and are unconditional obligations of the group. Historically, under UK GAAP dividends declared for a particular period have been recognised in that period's financial statements, irrespective of the date that they are declared or approved by shareholders.

In practice this means that interim dividends will now be recognised in the second half of the financial year and final dividends will be recognised in the first half of the following year.

The impact on the group's IFRS financial statements is to reduce the amount of dividends appropriated in the year ended 31 March 2005 by £3.7 million and to increase net assets at 31 March 2005 by £104.6 million.

Other differences
The other main adjustments are:

> The impact of fair valuing shares awarded under LTIP schemes that had not vested before 1 April 2004 and share options granted under the group's SAYE schemes after 7 November 2002 in accordance with IFRS 2; and
> A change in the classification of the buildings element of certain property leases from operating to finance leases arising from the requirement in International Accounting Standard 17 'Leases' (IAS 17) to consider the land and buildings elements of such leases separately;

The impact of these adjustments on profit before tax and net assets, both individually and in aggregate, is not considered to be material although the impact of IFRS 2 will increase going forward as more SAYE options fall within its scope.

Financial instruments
IFRS 1 permits the group to continue to apply UK GAAP in respect of financial instruments for the year ended 31 March 2005 and to apply IAS 32 and 39 with effect from 1 April 2005. The comparative information for 2004/05 within these financial statements therefore reflects financial instruments accounted for under the group's UK GAAP accounting policies.

The significant transition adjustments required to implement IAS 32 and 39 on 1 April 2005 are described below. The most significant impact of IAS 39 is in relation to financial instruments, principally interest rate swaps and cross currency swaps, that are held to hedge the group's exposure to changes in interest rates and exchange rates.

Under UK GAAP, debt is initially recorded at the net proceeds of issue. In subsequent periods this is adjusted for accrued finance costs and payments made. The fair values of derivatives are not recognised in the balance sheet hence the balance sheet values and charges in the profit and loss account are relatively stable.

Under IAS 39, the default treatment is for debt to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility both to the income statement and to the balance sheet. Therefore, for fair value hedges, IAS 39 allows changes in the recognised value of hedged debt that are attributable to the hedged risk to be adjusted through the income statement. In the case of cash flow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk.

However, in order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk in the underlying debt within the strict criteria set out in IAS 39. Any hedge ineffectiveness, provided it is within the range deemed acceptable by IAS 39, is recognised immediately within the income statement. At 1 April 2005, the group held interest rate swaps as hedges against its exposure to interest rate fluctuations for periods up to 2030. The swap portfolio is designed to hedge the debt portfolio and provide an overall effective economic hedge. However, these swaps are not individually designated to particular liabilities and so do not meet the criteria for hedge accounting under IAS 39.

As a result of applying IAS 39 at 1 April 2005 net assets were reduced by £57.8 million.

Explanation of material adjustments to the cash flow statement for 2005
Cash flows under IFRS include these in respect of cash equivalents. An adjustment was therefore made to include cash flows in respect of cash held on deposit.

Cash flows arising from taxes on income were reclassified as cash flows from operating activities as it was not possible to identify elements associated with financing and investment activities.

Cash flows arising from interest payments were reclassified as cash flows from operating activities on the basis that they enter into the determination of profit.

Independent auditors' report to the members of Severn Trent Plc

We have audited the individual company financial statements of Severn Trent Plc for the year ended 31 March 2006 which comprise the company balance sheet and company statement of total recognised gains and losses and the related notes 1 to 11. These individual company financial statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the directors' remuneration report are included in the group annual report of Severn Trent Plc for the year ended 31 March 2006. We have reported separately on the group financial statements of Severn Trent Plc for the year ended 31 March 2006 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the individual company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the directors' responsibilities statement.

Our responsibility is to audit the individual company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual company financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the individual company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors' report is consistent with the individual company financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual company financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the individual company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual company financial statements.

Opinion
In our opinion:

> the individual company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006;
> the individual company financial statements have been properly prepared in accordance with the Companies Act 1985; and
> the information given in the directors' report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
5 June 2006

Company balance sheet
Year ended 31 March 2006

	Notes	2006 £m	2005 (restated) £m
Fixed assets			
Tangible fixed assets	2	**5.8**	6.3
Investments in subsidiaries	3	**3,670.5**	3,613.8
Derivative financial instruments		**0.7**	–
		3,677.0	3,620.1
Current assets			
Debtors	4	**54.4**	84.0
Derivative financial instruments		**3.9**	–
Short term deposits		**40.0**	–
Cash at bank and in hand		**330.2**	172.3
		428.5	256.3
Creditors: amounts falling due within one year	5	**(873.5)**	(556.1)
Net current liabilities		**(445.0)**	(299.8)
Total assets less current liabilities		**3,232.0**	3,320.3
Creditors: amounts falling due after more than one year	6	**(269.9)**	(329.1)
Net assets		**2,962.1**	2,991.2
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	11	**227.2**	225.8
Share premium account	12	**48.6**	38.4
Other reserves	13	**137.6**	156.1
Retained earnings	14	**2,548.7**	2,570.9
Equity attributable to the company's equity shareholders		**2,962.1**	2,991.2

Signed on behalf of the board who approved the accounts on 5 June 2006.


Sir John Egan
Chairman


Michael McKeon
Group Finance Director

Company statement of total recognised gains and losses

	Notes	2006 £m	2005 (restated) £m
Net income recognised directly in equity		**–**	–
Transfers			
Transfers to income on cashflow hedges		**3.2**	–
Deferred tax on transfers to income statement		**(0.8)**	–
Profit for the period		**145.4**	147.8
Total recognised income and expense for the period		**147.8**	147.8
Prior year adjustment for adoption of FRS 20 and FRS 21		**(104.0)**	–
Change in accounting policy on adoption of FRS 25 and FRS 26	13	**(21.7)**	–

Notes to the company financial statements

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss and in accordance with applicable United Kingdom Accounting Standards and comply with the requirements of the United Kingdom Companies Act 1985 ('the Act'). The company has adopted the following accounting standards during the year:

FRS 20 – 'Share based payments'
FRS 21 – 'Events after the balance sheet date'
FRS 23 – 'The effects of foreign exchange rates'
FRS 24 – 'Financial reporting in hyperinflationary economies'
FRS 25 – 'Financial Instruments: Disclosure and presentation'
FRS 26 – 'Financial Instruments: Measurement'

The adoption of FRS 20 has decreased current assets by £0.3 million, decreased creditors due within one year by £5.6 million, increased investments by £1.5 million and increased retained earnings by £6.8 million for year ended 31 March 2005.

The adoption of FRS 21 has decreased creditors due within the year and increased retained earnings by £104.6 million for year ended 31 March 2005 due to the deferral of the final dividend for 04/05 until it is approved at the Annual General Meeting.

FRS 25 and FRS 26 were adopted from 1 April 2005. There is no restatement of the prior year figures. Further details of the changes in accounting policies are given below. Details of the impact of this are given in note 14.

Further details as to the adjustments on adoption are given in note 14.

The remaining standards have no material effects on the financial statements.

b) Tangible fixed assets and depreciation

Tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their estimated economic lives, which are principally as follows:

	Years
Buildings	30-60
Vehicles, computers and software	2-15

c) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair values of minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period. All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

d) Impairment of fixed assets and investments

Impairments of fixed assets and investments are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts. Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

e) Financial instruments

The group has adopted FRS 25 and FRS 26 during the year.

The accounting policy after 1 April 2005 is as follows:

Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments and hedging activities
The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the profit and loss account where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in reserves, and the ineffective portion in the profit and loss account. The gains or losses deferred in reserves in this way are recycled through the profit and loss account in the same period in which the hedged underlying transaction or firm commitment is recognised in the profit and loss account.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the profit and loss account in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in reserves is kept in reserves until the forecast transaction occurs, or transferred to the profit and loss account if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract or the host contract is not carried at fair value with gains and losses reported in the profit and loss account.

The accounting policy prior to 1 April 2005 is as follows:

Debt instruments
The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity.

Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to reserves and reported in the statement of total recognised gains and losses.

Derivative financial instruments
Financial instruments, in particular, interest rate swaps and to a lesser extent currency swaps, are used to manage the financial risks arising from the business activities of the company and the financing of those activities. There is no trading activity in financial instruments. A review of how the financial risks are managed is included in note 19 of the group financial statements. Financial instruments are accounted for as follows:

- interest rate swaps are used to hedge the company's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.
- currency swaps are used to hedge foreign currency borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

f) Investments
After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in reserves is taken to the profit and loss account.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest method, with any gains or losses being recognised in the profit and loss account.

Prior to 1 April 2005, the company held investments at historical cost less any provision for impairment.

g) Share-based payments

The company operates a number of equity settled, share-based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using a pricing model, excluding the impact of any non-market conditions. The number of awards expected to vest takes into account non-market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non-market based condition.

h) Cash flow statement

The company has taken advantage of the exemption under Financial Reporting Statement 1 'Cash flow statements' and not produced a cash flow statement.

i) Deferred taxation

Deferred taxation is fully provided for in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that the group has an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are only recognised to the extent that taxable profits are expected to arise in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate.

2 Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2005 and 31 March 2006	**6.7**	**6.2**	**12.9**
Depreciation			
At 1 April 2005	2.1	4.5	6.6
Charge for year	–	0.5	0.5
At 31 March 2006	**2.1**	**5.0**	**7.1**
Net book value			
At 31 March 2006	**4.6**	**1.2**	**5.8**
At 31 March 2005	4.6	1.7	6.3

3 Investments

	Subsidiary undertakings		
	Shares (restated) £m	Loans (restated) £m	Total (restated) £m
At 1 April 2005	1,021.1	2,592.7	3,613.8
Additions/loans advanced	2.9	2,465.1	2,468.0
Loans repaid	–	(2,422.2)	(2,422.2)
Shares exchanged for loans	267.5	(267.5)	–
Foreign exchange movement	–	10.9	10.9
At 31 March 2006	**1,291.5**	**2,379.0**	**3,670.5**

Investments are held at historic cost as it is not possible to reliably estimate their fair value.

Details of the principal subsidiaries of the company are given in note 40 of the group financial statements.

4 Debtors

	2006 £m	2005 (restated) £m
Trade debtors	–	–
Amounts owed by group undertakings	**14.2**	77.5
Corporation tax receivable	**14.2**	–
Deferred tax	**17.4**	2.2
Other debtors	**0.8**	3.5
Prepayments and accrued income	**7.8**	0.8
Total debtors	**54.4**	84.0

5 Creditors: amounts falling due within one year

	2006 £m	2005 (restated) £m
Bank overdrafts	**25.9**	26.0
Other loans	**671.8**	340.9
Borrowings	**697.7**	366.9
Derivative financial instruments	**40.3**	–
Trade creditors	**–**	0.6
Amounts due to group undertakings	**108.4**	66.1
Other creditors	**7.7**	7.8
Taxation and social security	**0.8**	0.5
Corporation tax payable	**–**	41.6
Dividends payable	**–**	63.0
Accrued expenses	**18.6**	9.6
	873.5	556.1

6 Creditors: amounts falling due after more than one year

	2006 £m	2005 £m
Other loans	**244.5**	316.9
Borrowings	**244.5**	316.9
Derivative financial instruments	**11.7**	–
Other creditors	**13.7**	12.2
	269.9	329.1

7 Employee Costs

	2006	2005
Wages and salaries	**10.8**	8.5
Social security costs	**1.0**	1.7
Pension costs	**4.2**	5.4
Total employee costs	**16.0**	15.6

For details of directors' remuneration see pages 48 to 51.

Auditors fees in respect of the company were £135,000 (2005: £105,000). For full details of the fees paid to the auditors by the group, see note 6 of the group financial statements.

8 Employee numbers

Average number of employees of the company (including executive directors) during the year (full time equivalent) was 88 (2005: 81).

All were based in the United Kingdom.

9 Financial instruments

a) Borrowings analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

At 31 March 2006

Currency	2006 Total £m	Floating interest rate £m	Fixed borrowings: Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Years
Sterling	**916.3**	616.3	300.0	6.4	8.2
Euro	**25.9**	25.9			
Total borrowings at 31 March 2006	**942.2**	642.2	300.0		

At 31 March 2005

Currency	2005 Total £m	Floating interest rate £m	Fixed borrowings: Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Years
Sterling	602.2	302.2	300.0	6.4	9.2
Euro	26.0	26.0	–		
US dollar	55.6	55.6	–		
Total borrowings at 31 March 2006	683.8	383.8	300.0		

Sterling floating rate borrowings bear interest based on LIBOR, whilst euro denominated borrowings bear interest based on EURIBOR and dollar borrowings bear interest based on US dollar LIBOR.

b) Investments in interest earning assets analysed by currency after taking account of various currency swaps entered into by the group

Currency	2006 £m	2005 £m
Sterling deposits	**40.0**	–
Cash at bank	**330.2**	172.3
	370.2	172.3

Investments in interest earning assets comprise short-term deposits placed on money markets and certificates of deposit with a maturity date not exceeding one year.

Financial assets comprise £330.2 million of cash and £40.0 million of cash held on short term deposit. Sterling assets receive interest based on LIBID.

c) Monetary assets and liabilities by currency, excluding the functional currency

At 31 March 2006

	Net foreign currency monetary assets	
	US dollar £m	**Total £m**
Functional currency of operation		
Sterling	1.9	**1.9**

At 31 March 2005

	Net foreign currency monetary assets	
	US dollar £m	**Total £m**
Functional currency of operation		
Sterling	1.2	**1.2**

Net currency gains/(losses) arising from monetary assets/(liabilities) not in sterling are recognised in the profit and loss account.

d) Borrowings analysed by maturity date

	Overdrafts £m	**Loans repayable by instalments any of which are payable after five years £m**	**Other repayment terms £m**	**2006 Total £m**	2005 Total £m
Borrowings due within one year	25.9	–	671.8	**697.7**	366.9
Borrowings due after one year:					
Between one and two years	–	–	17.4	**17.4**	69.6
Between two and five years	–	–	192.0	**192.0**	200.6
After more than five years	–	–	35.1	**35.1**	46.7
Total borrowings due after one year	**–**	**–**	**244.5**	**244.5**	316.9
	25.9	**–**	**916.3**	**942.2**	683.8

Loans repayable partly or wholly after five years comprise:

	2006 £m	2005 £m
Euro Medium Term Notes	**35.1**	46.7
	35.1	46.7

Loans payable partly or wholly after five years are all at floating rates.

e) Borrowing facilities

The company has the following undrawn committed borrowing facilities available at 31 March 2006:

	2006 £m	2005 £m
Expiring within one year	**–**	–
Expiring in more than one, but not more than two years	**–**	200.0
Expiring in more than two, but not more than five years	**500.0**	500.0
	500.0	700.0

In addition, the company also has overdraft facilities of £80.0 million (2005: £87.0 million), of which nil (2005: £56.8 million) remains undrawn at the year end.

f) **Fair values of financial instruments**

Financial instruments by category:

Asset/(liability)

	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Primary financial instruments held or issued to finance the company's operations				
Short-term deposits	**40.0**	**40.0**	–	–
Cash at bank and in hand	**330.2**	**330.2**	172.3	172.3
Borrowings falling due within one year	**(697.7)**	**(682.5)**	(299.6)	(359.9)
Borrowings falling due after more than one year	**(244.5)**	**(262.8)**	(360.8)	(312.1)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**(15.9)**	**(15.9)**	–	(29.7)
Currency instrument – cross currency swaps	**(31.5)**	**(31.5)**	(23.4)	(26.1)
Total net financial liabilities	**(619.4)**	**(622.5)**	(511.5)	(555.5)

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

Details of the company's financial risk policies are given in note 19i of the group financial statements.

10 Borrowings

	2006 £m	2005 £m
Bank overdrafts	**25.9**	26.0
Other loans	**916.3**	657.8
Borrowings	**942.2**	683.8

	2006 £m	2005 £m
The borrowings are repayable as follows:		
On demand or within one year (included in creditors due in under one year)	**697.7**	366.9
In the second year	**17.4**	69.6
In the third to fifth years inclusive	**192.0**	200.6
After five years	**35.1**	46.7
Included in creditors due after more than one year	**244.5**	316.9
	942.2	683.8

The company's borrowings are denominated in the following currencies after taking account of cross currency swaps the company has entered into:

	2006 £m	2005 £m
Sterling	**916.3**	602.2
US dollar	**–**	55.6
Euro	**25.9**	26.0
	942.2	683.8

The fair values of the company's borrowings were:

	2006 £m	2005 £m
Bank overdrafts	**25.9**	26.0
Other loans	**919.4**	646.0
	945.3	672.0

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

After taking into account interest and cross currency swaps, 32% of the company's borrowings are at fixed interest rates (2005: 44%). The remainder of the company's debt is held at floating rate. Sterling debt bears interest at LIBOR, US dollar debt bears interest at US dollar LIBOR, whilst euro debt bears interest at EURIBOR.

Fixed rate debt has a weighted average interest rate of 6.4% (2005: 6.4%) for a weighted average period of 8.2 years (2005: 9.2 years).

11 Share capital

	2006 £m	2005 £m
Total authorised share capital 520,175,751 ordinary shares of 65 5/19p	**339.5**	339.5
Totally issued and fully paid share capital 348,093,283 (2005: 346,002,393) ordinary shares of 65 5/19p	**227.2**	225.8
At 1 April	**225.8**	225.2
Employee share option schemes	**1.4**	0.6
At 31 March	**227.2**	225.8

12 Share premium

	2006 £m	2005 £m
At 1 April	**38.4**	33.5
Employee share option schemes	**10.2**	4.9
At 31 March	**48.6**	38.4

Employee share schemes

For details of employee share schemes and options granted over the shares of the company, see note 33 of the consolidated financial statements.

During the period the following LTIP awards, SIP awards and share options have been granted to company employees:

	2006 Number	2006 Fair value £m	2005 Number	2005 Fair value £m
LTIP awards	**203,450**	**1.5**	281,745	1.4
Sharesave options	**17,041**	**0.1**	17,851	0.1
Share Incentive Plan (SIP)	**1,900**	**–**	2,356	–

Details of the calculation of the fair value of share awards is given in note 33 of the group financial statements.

The company has charged £1.1 million (2005: £1.0 million) to the profit and loss account in respect of share based payments.

13 Other reserves

	Capital redemption reserve £m	Hedging reserves £m	Total other reserves £m
At 1 April 2004	156.1	–	156.1
At 31 March 2005	156.1	–	156.1
FRS 26 transition	–	(31.0)	(31.0)
Deferred tax on FRS 26 adjustments	–	9.3	9.3
Change of accounting policy on adoption of FRS 26	–	(21.7)	(21.7)
At April 2005	156.1	(21.7)	134.4
Cash flow hedges			
– Transfer to net profit	–	3.2	3.2
At 31 March 2006	**156.1**	**(18.5)**	**137.6**

14 Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m
At 1 April 2004 as previously stated	225.2	33.5	156.1	2,481.0	2,895.8
Prior year adjustment for adoption of FRS 20 and FRS 21	–	–	–	104.0	104.0
At 1 April 2004 as restated for change in accounting policy	225.2	33.5	156.1	2,585.0	2,999.8
Purchase of shares for ESOP trust	–	–	–	(4.1)	(4.1)
Share options and LTIPs					
– proceeds from shares issued	0.6	4.9	–	–	5.5
– value of employees' services	–	–	–	4.9	4.9
Net profit for the year	–	–	–	147.8	147.8
Dividends	–	–	–	(163.7)	(163.7)
Deferred tax on share based payments	–	–	–	1.0	1.0
At 31 March 2005	225.8	38.4	156.1	2,570.9	2,991.2
FRS 26 transition	–	–	(31.0)	–	(31.0)
Deferred tax on FRS 26 adjustments	–	–	9.3	–	9.3
Change of accounting policy on adoption of FRS 26	–	–	(21.7)	–	(21.7)
At April 2005	225.8	38.4	134.4	2,570.9	2,969.5
Cash flow hedges					
– Transfers to net profit	–	–	3.2	–	3.2
Share options and LTIPs					
– proceeds from shares issued	1.4	10.2	–	–	11.6
– value of employees' services	–	–	–	4.1	4.1
Net profit for the year	–	–	–	145.4	145.4
Dividends	–	–	–	(171.3)	(171.3)
Deferred tax on items posted directly to equity	–	–	–	(0.4)	(0.4)
At 31 March 2006	**227.2**	**48.6**	**137.6**	**2,548.7**	**2,962.1**

The capital redemption reserve arose on the repurchase of B shares. This is not distributable.

In previous years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit or loss account is presented for the company.

The company operates an Employee Share Ownership Trust (the Trust). The details of the operation of the Trust are given in note 32 of the group financial statements.

15 Pensions

The company operates a number of defined benefit schemes (being the Severn Trent Pension Scheme, the Severn Trent Water Mirror Image Pension Scheme and the Severn Trent Senior Staff Pension Scheme). In addition, the group operates an unfunded arrangement for certain employees whose earnings are above the pension cap.

Further details regarding the operation of these schemes is given in note 28 of the group financial statements.

The company is currently unable to identify its share of the underlying assets and liabilities from the group's defined benefit schemes, and hence it continues to account for the cost of contributions as if the scheme was a defined contribution scheme.

The pension charge for the year was £4.2 million (2005: £5.4 million).

16 Related party transactions

The company has taken advantage of the exemption under FRS 8 and not disclosed details of transactions with other undertakings within Severn Trent group of companies.

17 Contingent liabilities

a) Bonds and guarantees

The company has entered into bonds and guarantees in the normal course of business. No liabilities are expected to arise in respect of either the bonds or guarantees.

b) Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiaries undertakings. Under these arrangements participating companies guarantee each others' overdrawn balances to the extent of their credit balances, which can be offset against balances of participating companies.

18 Post balance sheet events

On 5 June 2006 the board of directors proposed a final dividend of 31.97 pence per share.

19 Dividends

For details of the dividends paid and proposed in 2005/06 and 2004/05 see note 12 in the group financial statements.

Five year summary of group financial information

	IFRS 2006 £m	IFRS 2005 £m	UKGAAP 2004 (restated) £m	UKGAAP 2003 £m	UKGAAP 2002 £m
Turnover	**2,295.0**	2,014.4	2,015.1	1,852.0	1,794.3
Profit before interest, goodwill amortisation and exceptional items	**488.2**	398.8	440.6	409.8	418.8
Goodwill amortisation	**–**	–	(29.8)	(25.2)	(26.5)
Profit before interest and exceptional items	**488.2**	398.8	410.8	384.6	392.3
Net exceptional items	**(15.7)**	(2.3)	11.6	(40.8)	(17.0)
Net interest payable before fair value movements on treasury instruments	**(167.9)**	(169.5)	(168.0)	(159.4)	(159.0)
Fair value movements on treasury instruments	**(36.7)**	–	–	–	–
Results of associates and joint ventures	**2.1**	1.8	–	–	–
Profit on ordinary activities before taxation	**270.0**	228.8	254.4	184.4	216.3
Current taxation on profit on ordinary activities	**(48.7)**	(37.9)	(33.3)	(24.8)	(16.1)
Deferred taxation	**6.0**	(33.6)	(36.3)	(59.5)	(42.3)
Profit on ordinary activities after taxation	**227.3**	157.3	184.8	100.1	157.9
Net assets employed					
Fixed assets	**6,391.6**	6,290.8	5,803.9	5,480.6	5,395.7
Other net liabilities excluding net debt, retirement benefit obligation and provisions	**(212.2)**	(218.3)	(266.7)	(232.1)	(208.2)
Financial instruments	**(130.0)**	–	–	–	–
Retirement benefit obligation	**(221.9)**	(317.5)	–	–	–
Provisions for liabilities and charges and deferred tax	**(980.4)**	(1,010.9)	(572.0)	(523.1)	(480.4)
Net assets held for sale	**13.0**	–	–	–	–
	4,860.1	4,744.1	4,965.2	4,725.4	4,707.1
Financed by					
Called up share capital	**227.2**	225.8	225.2	224.4	224.0
Reserves	**1,669.2**	1,621.8	1,988.5	1,993.2	2,070.0
Total shareholders' funds	**1,896.4**	1,847.6	2,213.7	2,217.6	2,294.0
Minority shareholders' interests	**2.6**	1.9	2.4	2.2	1.4
Net debt	**2,961.1**	2,894.6	2,749.1	2,505.6	2,411.7
	4,860.1	4,744.1	4,965.2	4,725.4	4,707.1
Statistics					
Earnings per share (continuing)	65.2p	45.4p	53.5p	28.9p	45.9p
Adjusted earnings per share (see note 13)	77.2p	53.3p	61.4p	58.1p	63.2p
Dividends per share	51.13	48.51p	47.04p	45.9p	45.9p
Dividend cover (before exceptional items and before deferred tax)	1.5	1.2	1.3	1.3	1.4
Gearing	60.9%	61.0%	55.4%	53.0%	51.3%
Ordinary share price at 31 March	1,117p	915p	761p	716p	738p
Average number of employees – Water and Sewerage	5,188	5,106	4,998	4,780	4,662
– other	11,124	11,268	10,795	9,867	9,710

Following the implementation of UITF 38 – 'Accounting for ESOP Trusts', the 2004 balance sheet was restated to reflect shares held by the Severn Trent Employee Share Ownership Trust which have not vested unconditionally at the balance sheet date. Other prior year comparatives have not been restated in the above table.

Gearing has been calculated as net debt divided by the sum of net equity and net debt.

Financial calendar and results announcements

Annual General Meeting
25 July 2006, at 11.00am
at the International Convention Centre,
Broad Street, Birmingham B1 2EA

Dividend payments in respect of the year ended 31 March 2006:

Interim dividend – paid 25 January 2006	
Proposed final dividend – payable 2 August 2006	

The results of the group will normally be published at the following times:

Interim results for the six months to 30 September	December
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Shareholder enquiries

If you have a question about your shareholding in the company you should contact our registrars, Lloyds TSB Registrars, who are responsible for making dividend payments and updating the register of shareholders, including details of changes to addresses and names. You should also contact the registrars if you would like to have your dividends paid directly into your bank or building society account.

The registrar's contact details are:
Telephone helpline: 0870 600 3967
E-mail: severntrent@lloydstsb-registrars.co.uk
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

Online communication

Shareview, is operated by Lloyds TSB Registrars and gives you access to services over the internet that enable you to check details of your shareholding at any time.

You can also elect to receive communications from the company electronically. You will receive an e-mail notification when the Annual Report and Notice of Annual General Meeting become available on our website.

You can register for both of these services at www.shareview.co.uk.

Company information

The company's website at www.severntrent.com provides news and details of the company's activities, latest results, information on the share price and links to our businesses' websites.

Analysis of shareholdings at 31 March 2006

Category	Number of shareholders	% of shareholders	Number of shares (millions)	% of shares
Individual and joint accounts	81,631	92.84	42.37	12.17
Other*	6,292	7.16	305.72	87.83
Total	87,923	100.00	348.09	100.00

Size of Holding	Number of shareholders	% of shareholders	Number of shares (millions)	% of shares
1-499	52,844	60.10	10.32	2.97
500-999	20,194	22.97	13.79	3.96
1,000-4,999	13,498	15.35	21.15	6.08
5,000-9,999	475	0.54	3.11	0.89
10,000-49,999	432	0.49	9.84	2.82
50,000-99,999	140	0.16	9.85	2.83
Over 100,000	340	0.39	280.03	80.45
Total	87,923	100.00	348.09	100.00

*Includes insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies

Cautionary statement

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).


FSC
Recycled

SYSTEM CERTIFICATION
ISO 14001
SGS

UKAS
ENVIRONMENTAL
MANAGEMENT
005

This document is printed by CTD Sage Print on Mohawk Options 100% PC. The paper is manufactured in accordance with FSC standards from 100% post-consumer recycled waste and is 100% process chlorine free. Only wind energy is used during the papermaking. Both the paper mill and printing involved in this production are environmentally accredited with ISO 14001.

Designed and produced by Tayburn.



Severn Trent Plc
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone: +44 (0)121 722 4000
www.severntrent.com

Registered number: 2366619